FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of August 2004

COMMISSION FILE NUMBER: 1-7239

KOMATSU LTD.

Translation of registrant’s name into English

3-6 Akasaka 2-chome, Minato-ku, Tokyo, Japan

Address of principal executive offices

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

INFORMATION TO BE INCLUDED IN REPORT

1.	Information Distributed to Security Holders

The registrant, KOMATSU LTD., distributed to its security holders the following document, which is attached hereto and constitutes a part hereof: Annual Report for the year ended March 31, 2004. (this report contains the financial statements which are prepared in accordance with accounting principles generally accepted in the United States.)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KOMATSU LTD.
(Registrant)

Date: August 26, 2004	By:	/s/ Kenji Kinoshita
Kenji Kinoshita
Senior Executive Officer

KOMATSU

Annual Report 2004

KOMATSU
Move The World.

4

CAUTIONARY STATEMENT

This Annual Report contains forward-looking statements that reflect management’s views and assumptions in the light of information currently available with respect to certain future events, including expected financial position, operating results and business strategies. These statements can be identified by the use of terms such as “will,” “believes,” “should,” “projects,” “plans,” “expects” and similar terms and expressions that identify future events or expectations. Actual results may differ materially from those projected, and the events and results of such forward-looking assumptions cannot be assured. Any forward-looking statements speak only as of the date of this Annual Report, and Komatsu assumes no duty to update such statements.

Factors that may cause actual results to differ materially from those predicted by such forward-looking statements include, but are not limited to, unanticipated changes in demand for the Company’s principal products, owing to changes in the economic conditions in the Company’s principal markets; changes in exchange rates or the impact of increased competition; unanticipated costs or delays encountered in achieving the Company’s objectives with respect to globalized product sourcing and new information technology tools; uncertainties as to the results of the Company’s research and development efforts and its ability to access and protect certain intellectual property rights; the impact of regulatory changes and accounting principles and practices; and the introduction, success and timing of business initiatives and strategies.

Financial Highlights

Komatsu Ltd. and Consolidated Subsidiaries

Years ended March 31, 2004, 2003 and 2002

	Millions of yen (except per share amounts)			Thousands of U.S. dollars (except per share amounts)
	2004	2003	2002	2004
Net sales	¥1,196,418	¥1,089,804	¥1,035,891	$11,504,019
Japan	483,749	458,000	478,187	4,651,433
Overseas	712,669	631,804	557,704	6,852,586
Income (loss) before income taxes, minority interests and equity in earnings	27,036	12,905	(106,724)	259,962
Net income (loss)	26,963	3,009	(80,621)	259,260
Net income (loss) per share—basic	¥27.17	¥3.09	¥(84.46)	26.13	¢
Total assets	1,348,645	1,306,354	1,340,282	12,967,740
Shareholders’ equity	425,507	395,366	395,143	4,091,413
Shareholders’ equity per share	¥428.73	¥398.34	¥414.02	412.24	¢
Capital expenditures	78,049	70,473	74,468	750,471
Research and development expenses	42,602	39,027	44,083	409,635
Number of employees	31,635	30,666	30,760	—

Sales by Operation

	Millions of yen			Thousands of U.S. dollars
	2004	2003	2002	2004
Construction and Mining Equipment	¥863,244	¥767,840	¥731,340	$8,300,423
Industrial Machinery, Vehicles and Others	241,991	236,782	227,782	2,326,836
Electronics	91,183	85,182	76,769	876,760

Net sales	¥1,196,418	¥1,089,804	¥1,035,891	$11,504,019

Sales by Region

	Millions of yen			Thousands of U.S. dollars
	2004	2003	2002	2004
Japan	¥483,749	¥458,000	¥478,187	$4,651,433
Americas	277,302	251,371	262,341	2,666,365
Europe	151,619	145,455	128,029	1,457,875
China	87,127	52,465	27,555	837,760
Asia (excluding Japan and China) and Oceania	135,542	123,712	98,808	1,303,288
Middle East and Africa	61,079	58,801	40,971	587,298

Net sales	¥1,196,418	¥1,089,804	¥1,035,891	$11,504,019

The above sales by region are presented based on sales destination.

The United States dollar amounts represent translations of Japanese yen amounts at the rate of $1=¥104

See Note 1 of Notes to Consolidated Financial Statements.

1

To Our Shareholders

Toshitaka Hagiwara, Chairman of the Board & Masahiro Sakane, President and CEO

We are very pleased to report that Komatsu Ltd. posted growth in both sales and profits for fiscal 2004, ended March 31, 2004. With two consecutive years of improvement, we were able to make a V-shaped recovery more certain in our business performance.

During the year under review, we launched the "Move The World. KOMATSU 5-800" mid-range management plan for fiscal 2006, ending March 31, 2006. Having defined the "industrial-use machinery," in a broader sense of the term, to include construction and mining equipment, industrial machinery, vehicles and other industrial-use machinery, and positioning it as our core business, we concerted our efforts to speed up management actions and build a high-profit business structure.

Business Results for the Year

Consolidated net sales advanced 9.8% over the previous year, to ¥1.196.4 billion (US$11,504 million, at US$1=¥104), renewing the record-high after five years. In the Construction and Mining Equipment business, while enjoying the benefits of our globalization efforts over the years, we boosted overseas sales against the backdrop of improved market conditions, including expanded demand in China and demand recovery in North America, the world’s largest market. In the Japanese market where construction investments continued to decline, we also expanded sales by capturing upturned demand for equipment renewals resulting from accelerated exports of used equipment from Japan. In the Industrial Machinery, Vehicles and Others business, Komatsu Group companies implemented aggressive sales and service activities, centering on products with unique features, and increased sales over the previous year. Sales of the Electronics business also grew, reflecting improved performance of the silicon wafer business in Taiwan, in particular.

Operating profit* nearly doubled from the previous year, to ¥65.9 billion (US$634 million), topping the last peak of ¥49.9 billion recorded for the fiscal year ended March 31, 1997. Further improvement of our earnings power reflects our continued efforts in the reduction of fixed and production costs, in addition to expanded sales of all businesses, most notably, the construction and mining equipment business.

*	In conformity with Japanese accounting principles, operating profit is obtained by subtracting cost of sales and selling, general and administrative expenses, from net sales.

2

Income before income taxes doubled over the previous year to ¥27.0 billion (US$260 million). In the Electronics business, we revaluated fixed assets of Advanced Silicon Materials, LLC (ASiMI) and recorded an impairment loss of ¥17.5 billion (US$169 million) based on the assumption that the business environment will remain unfavorable with belated elimination of the demand-and-supply gap for polycrystalline silicon and intensified pricing competition.

Net income for the year reached ¥26.9 billion (US$259 million), representing a nine-fold increase. This impressive growth reflects not only improved pre-tax income but also tax effects resulting from the completion of the sale of land and buildings of Komatsu Silicon America, Inc. which had already stopped production.

Speeding Up Management Actions and Building High-Profit Business Structure

The business environment for construction and mining equipment, industrial machinery, vehicles and other industrial-use equipment has begun to improve worldwide. While there are concerns over the further appreciation of Japanese yen, the sharp price hike in steel materials, and political instability in the Middle East region, we are shifting our stance from defense to offense. Specifically, we will build on the results of the “Spirit of Manufacturers” reform, which centers on Unique and Unrivaled products in each business segment, and accelerate the development of new business models for construction and mining equipment. We will promptly work on the tasks defined in the “Move The World. KOMATSU 5-800” mid-range management plan and diligently develop a high-profit business structure. In our daily business activities, at the same time, we will constantly reflect and confirm the importance of compliance, safety and environmental protection across the board.

1	To Accomplish the “Move The World. KOMATSU 5-800” Mid-Range Management Plan

North America, the world’s largest market for construction and mining equipment, has entered a demand recovery phase. Growth in demand is also very promising for us in China where construction investments are thriving, and the Commonwealth of Independent States (CIS: the former Soviet republics), the Middle East, Africa and some other regions where investments should grow in energy-related areas and social infrastructure developments.

In addition to Asia, including China and Japan, we have built a solid market position in CIS, the Middle East and some other regions. In all these regions, we will further strengthen our operations and focus on customer support capability to build up our strength. In North America and Europe, we will work to improve our market position by expanding and reinforcing our distributor networks and launching Unique and Unrivaled products. In North America, in particular, we will aggressively work to enhance profitability of the mining and utility equipment businesses. In Japan, we will actively expand a product lifecycle-based business in the downstream market for rental and used equipment, parts and service. After establishing such new business models, as soon as possible, we will implement them on a global scale.

With respect to our businesses of forklift trucks, machine tools, sheet metal and press machinery, as well as agricultural and forestry equipment, we will work to expand sales and improve profitability, as we demonstrate the strength of the “Spirit of Manufacturers” commitment, and aggressively promote sales and service activities centering on products with unique features.

In the electronics businesses, such as silicon wafers and polycrystalline silicon, we will steadily improve their quality and costs, expand sales and improve profits.

By solving the issues in each business, we are determined to achieve the goals set in the “Move The World. KOMATSU 5-800” mid-range management plan.

2	To Build Up the “Spirit of Manufacturers” Strength and Technological Competitiveness

Continuous Launchings of Unique and Unrivaled Products

It is the most important aspect of the “Spirit of Manufacturers” reform that we develop products which demonstrate Unique and Unrivaled features and enable substantial cost reductions simultaneously, in not only construction and mining equipment, but also every other business. Komatsu will focus its efforts to develop attractive products, which feature Quality and Reliability, that are fully appreciated by customers in each business segment.

Utilization of Global Production Bases

As a result of the aggressive globalization drive for the construction and mining equipment business, Komatsu operates 34 plants worldwide. It is an important task for us to further enhance the competitiveness of 26 plants outside of Japan and utilize them from the viewpoint of local market conditions. Our plants in Japan are equipped with advanced levels of quality and cost competitiveness supported by skills and technologies accumulated over the years, cooperation of suppliers, employees’ ideas and other factors. Through the active transfer of these advantages of superior manufacturing to overseas plants, we will see that each of these plants establishes top-level quality and cost competitiveness. We will also develop sales and production plans, optimize procurement, and reform logistics from a global perspective.

3

Enhancement of Competitiveness of Key Components

Product competitiveness of construction and mining equipment is determined by components such as engines, hydraulic equipment and final drives. These components manifest full utilization of the so-called “mechatronics” which combines mechanical, hydraulic and control, and other technologies. Therefore it is important that they are made through teamwork involvement of development and production people, as well as suppliers. In this light, we will continue to concentrate our production mainly in Japan, and are going to expand production capacity for components, to meet the increased production volume worldwide of construction and mining equipment.

3	To Facilitate Selective Focus on the Criteria of Technological Advantage and Profitability

We will continue selective focus in all our businesses. To facilitate efficient utilization of management resources, we will evaluate each and every business by checking whether it is making its differentiation based on technological advantages, or generating an expected level of profits, and by considering the best possible way for any given business to grow further.

4	To Reinforce Our Competitive Foundation Including Financial Position

We will continue to build up a lean, strong financial structure from the viewpoint of sound management. We will also formulate flexible, agile organizations and groups of people with the spirit of challenge.

5	To Further Strengthen Corporate Governance

We are working to further strengthen corporate governance to become a company which enjoys the deepening trust of its shareholders, and all other stakeholders, by maximizing its corporate value. We are also determined to facilitate management efficiency, advocate corporate ethics and ensure sound management on a Groupwide basis.

In 1999 Komatsu reduced the number of members of the Board of Directors so that directors would become able to discuss important management matters thoroughly and make decisions promptly. We have also appointed two directors and two auditors from outside of the Komatsu Group to ensure transparency and objectivity of management. Concerning the compensation of directors, the Compensation Council, with a majority of external experts, has discussed the rationality and legitimacy of directors’ compensations. The Council is going to further link the compensations with business performance of the Company.

To enhance the reliability of management, we will also reinforce our internal control system which includes other Komatsu Group companies. At the same time, all top management officers and employees of the Komatsu Group will work to ensure thorough compliance. All of us will abide by not only the laws and regulations, but also “Komatsu’s Code of Worldwide Business Conduct.”

Centered on the “Spirit of Manufacturers,” Komatsu’s direction remains crystal clear: “We provide the products, (hardware and software), that customers are happy to own, and we will make profits and grow.” In addition to top management officers, of course, all employees of the Komatsu Group in Japan and abroad are determined to fulfill this commitment with self-confidence and a sense of mission by converging their talents and knowledge.

On behalf of the members of the Board, we would like to extend our sincere appreciation to our valued shareholders, customers, business partners and employees around the world for their support.

June 25, 2004

Toshitaka Hagiwara Chairman of the Board	Masahiro Sakane President and CEO

4

Interview with Masahiro Sakane, President and CEO

“Under the plan, we are working to further

enhance our business performance by riding the

tail wind of improved market conditions

through proactive actions...”

As in the previous fiscal year, Komatsu increased both sales and profits for fiscal 2004 ended March 31, 2004. What do you think about the major factors behind these good results?

Sakane: First of all, the market environment for construction and mining equipment has improved around the world, and I feel demand has entered a cycle of recovery. The Chinese market has maintained a high growth rate which I think is over-heating. It is also significant that North American demand, the largest in the world, has recovered. Furthermore, in the region which I call “Greater Asia,” consisting of Asia including Japan and China, Russia and the Middle East, Komatsu has established the Number One market position. In this region, except for Japan, demand for construction equipment has been growing in infrastructure developments. This has helped us achieve good results. I feel that the recovery of all these markets coupled with the GALEO-series equipment, which we have introduced in recent years, is generating synergy effects. It is also very encouraging that our other businesses have been enhancing their product competitiveness, such as the AC servo-drive H1F and H2F press series of Komatsu Industries, the LEO-NXT series of Komatsu Forklift, and agricultural and forestry equipment of Komatsu Zenoah.

Concerning improved operating profit, the increase in sales counts a lot. At the same time, our fixed cost reduction activities, which generated substantial results for fiscal 2002 and 2003, have continued to become an integral part of routine improvement efforts, like production cost reduction. This is also very significant and I would like to thank Komatsu Group people for their efforts. In addition, with our electronics business having turned to the black for fiscal 2004, all our business segments are now operating in the black. As a result, our operating profit margin is steadily improving. A year ago, I mentioned that we had made a firm footing towards achieving a V-shaped recovery in our performance, and today I am glad that we have made our V-shaped recovery certain with the business performance for the year ended this March.

In November last year, Komatsu announced the “Move The World. KOMATSU 5-800” mid-range management plan. Tell us about the goals and what you are emphasizing to accomplish them.

Sakane: In Japanese, “Move The World” in the title of this management plan expresses our firm determination to “move” the hearts of our customers around the world with our products and services.

Under the plan, we are working to further enhance our business performance by riding the tail wind of improved market conditions through proactive actions, as we uphold our commitment in the Reform of Business Structure project, which has generated steady results. The numbers of 5 and 800 represent our numerical targets of 5 percent for ROA and 800 Oku* yen or 80 billion yen. With operating profit of 80 billion yen, we are working to replace our record-high figure of 78.7 billion yen for the year ended December 31, 1982. Recovery in demand for construction and mining equipment has become more evident since last fall when we devised this management plan. Therefore, we are focusing our efforts on achieving those numerical targets one year ahead of the plan, which is the current fiscal year, ending March 31, 2005.

Management Goals of “Move The World. KOMATSU 5-800”

Fiscal 2006
Consolidated sales	1,250 billion yen
Operating profit	80 billion yen
Return on assets (ROA)	5.0%
Net D/E ratio*	1 or under

Foreign exchange preconditions: 1USD=¥110 1EUR=¥125

*	Net debt-to-equity ratio=(interest bearing debt - cash and cash equivalents - time deposits)/shareholders’ equity

The objective of this management plan is to conduct speed-emphasized management and to establish a corporate structure of high profitability. The Komatsu Group will work to enhance technology-driven product development capabilities as a manufacturer of industrial-use machinery. We are also doing business thanks to the support of our shareholders and all other stakeholders, so the most significant goal is to become a company which enjoys the trust of every stakeholder. To this end, we are going to strengthen corporate governance.

*	Oku is the Japanese denomination for 100 million.

Last year Komatsu acquired Partek Forest, a Swedish manufacturer of forestry equipment, and changed the name to Komatsu Forest. Please describe the current conditions of the forestry equipment market and Komatsu Forest’s positioning.

Sakane: It’s not well known in Japan that Komatsu has been producing and selling forestry machinery based on construction equipment, such as hydraulic excavators and bulldozers. We generate annual sales of about 10 billion yen, mainly in Southeast Asia and North America, and these sales are included in the construction and mining equipment business segment. Meanwhile, Komatsu Forest is a specialized manufacturer of forestry equipment with annual sales of approximately 30 billion yen.

5

“...we can also make contributions to our

customers by delivering our technology-based

solutions for their safety and environmental

concerns in addition to meeting their

standards.”

Over the years, we have wanted to make a full-scale entry into the forestry equipment market as a means to expand the construction equipment-related business. So we have finally materialized this objective.

Komatsu has sales and service networks in Asia, North, Central and South Americas, and Oceania, while Komatsu Forest enjoys a strong market presence in Europe. Thus we believe these two companies are positioned to supplement each other in building stronger sales and service networks in the forestry equipment market. Furthermore, some Komatsu distributors in the Americas have experience in handling Partek Forest-made equipment. In this light, I believe their joint efforts to develop and strengthen networks will go smoothly. It is also a big advantage for them that key components, such as engines and hydraulic systems, can be compatible. By generating synergy in all these aspects, they are working to post annual sales of about 50 billion yen in the future. In addition to expanding sales, they can improve costs through joint procurements of parts and so forth in order to enhance profitability.

With respect to the market size worldwide, we estimate some 10,000 units or about 300 billion yen annually. Of these estimates, North America generates about half, followed by Europe with one quarter, and Southeast Asia with over 10 percent. At the beginning of this year, demand for pulp turned upward, so I expect to see a good start for our forestry equipment business.

Harvester made by Komatsu Forest

The ongoing mid-range management plan positions the industrial-use machinery business as the core business of Komatsu. Except for construction and mining equipment, please explain specific business domains of the industrial-use machinery business and the reason why it is positioned as such.

Sakane: Specifically, we imply our conventional business domains of forging machinery, sheet-metal machinery, forklift truck, agricultural and forestry equipment and some other domains where we can fully capitalize on our superior manufacturing expertise. These businesses are undertaken mostly by subsidiaries, and each of them has been improving business performance, by not only strengthening its business structure for higher profitability through reduced fixed costs, but also launching products with unique advantages.

Products we make in these business domains are industrial goods like construction and mining equipment. So many of our customers in all these business domains have extremely high standards and expectations concerning the quality, cost and delivery of our machinery and services. We believe that we can also make contributions to our customers by delivering our technology-based solutions for their safety and environmental concerns in addition to meeting their standards.

Unlike our construction and mining equipment business, these businesses are still small in scale or not yet globalized. In this regard, alliances with companies who have global operations or engage in peripheral businesses may be an effective means for their further growth. In fact, Komatsu Industries has formed an alliance with TRUMPF, a leading German manufacturer of industrial machinery, and Komatsu Forklift with Linde, also a leading German manufacturer of forklift trucks, and they have grown their businesses steadily.

Since you became president, you have consistently advocated the “Spirit of Manufacturers” commitment. Komatsu began the launch of Unique and Unrivaled products of the construction and mining equipment segment last year as one of the themes of this initiative. Tell us about your personal evaluations of and future plans for Unique and Unrivaled products.

Sakane: We introduced the MR-2 series mini hydraulic excavators, PC400 and 450 hydraulic excavators, and D475 super large crawler dozers during the year. All these models have helped growth in both sales and market share. In this regard, I believe we have succeeded with these models. However, our commitment in the Spirit of Manufacturers will never end, and thus I am sure that there are still some tasks left for us to work on.

By March 31, 2006, that is the target year of our midrange management plan, we are planning to replace 25 percent of a total of about 160 models and generate 55 percent of sales of new equipment with those of Unique and Unrivaled products. Mainly in view of the fact that Tier III emission gas regulations will become effective starting in the United States and Europe in January 2006, we plan to concentrate their launches in 2005.

6

“I am insisting on the concept Unique and Unrivaled

because I hope to see further advancement in our reform by everyone taking on the challenge.”

We define Unique and Unrivaled products as those equipped with one or two overwhelming advantages that no competitor can catch up to for a while. At the same time, Unique and Unrivaled products must demonstrate a substantial reduction of production costs when compared with the corresponding, existing models. All in all, it’s our customers who evaluate them as such. Even so, I am insisting on the concept Unique and Unrivaled because I hope to see further advancement in our reform by everyone taking on the challenge. Thus far I have clearly separated growth from costs as part of the Reform of Business Structure project and worked to strengthen our business structure rather through cost reductions. I hope that all employees will have self-confidence in regaining our growth through Unique and Unrivaled activities.

Initially, we have focused our main attention on the development of Unique and Unrivaled products in the construction and mining equipment, but today I can see momentum is growing in other divisions and subsidiaries, such as the Industrial Machinery Division and Komatsu Zenoah. Also on our plant floor, self-initiated activities are spreading and making their production lines Unique and Unrivaled in terms of quality and productivity. I am certain that all those Unique and Unrivaled-based activities will transform into a driving force for Komatsu’s future growth.

In response to expanding demand for construction equipment worldwide, how is Komatsu going to enhance production capacity?

Sakane: Today we have 34 production facilities for construction and mining equipment around the world, including Japan. Of those facilities, 20 are assembly plants, with four in Japan and 16 offshore.

We are manufacturing components and parts in the remaining fourteen facilities. Key components, such as engines, hydraulic systems and final drives, are produced mainly by plants in Japan and supplied to assembly plants in Japan and overseas. For such components, we started investments to expand production capacity in 2003 to meet growing demand worldwide today and to capture business opportunities, particularly in Greater Asia in the future. Furthermore, the product competitiveness of construction and mining equipment is determined by the systems integration technology for mechatronics-intensive components. In this regard, we are working to sharpen our product competitiveness mainly in Japan, because a collaborative work style has already been established among our development and production divisions, together with suppliers in Japan.

As for assembly plants, we are facilitating equalization of our production load from a global perspective. In Japan we have already reduced our production capacity by some 40 percent by restructuring twice since 1995, in response to the structural change of the market. Therefore, Japanese plants have been running at a very high rate recently. Also, as a result of their cost reduction efforts, they have recovered their earnings level on par with the last peak of fiscal 1997, while their production value for fiscal 2004 represented an 80 percent level of the peak year. In the meantime, our offshore plants have a reserve capacity. So we are going to utilize them more actively and fully to meet expanding global demand for construction equipment. I am sure that our offshore assembly plants will take advantage of the superior manufacturing expertise of Japanese plants accumulated over the years.

Komatsu’s business has continued to expand in China. How are you looking at the Chinese market today ?

Sakane: Today’s China closely resembles Japan in the 1960’s through the 1970’s for our construction equipment business. The market for hydraulic excavators has expanded by over 50 percent annually in the last two years. This is clearly over-heating. In an effort to control this bubble economy at an early stage, the Chinese government enforced the credit squeeze measure to cement, aluminum, steel and the real estate industries. Inevitably, our client industry of construction has experienced the adverse effects, and the construction equipment market is in a short-term adjustment phase. However, when you look at the current policies of the Chinese government carefully, they are focused to change China’s economy to a sound condition with special attention paid to not only excessive real estate investments, but also other industries with a lack of efficiency, or environmental problems. So I believe their measures are very appropriate. Moreover, by taking the viewpoint of avoiding a hard landing of the economy, I would rather welcome the current adjustment phase in our market.

I am sure that China with its vast land and huge population will transform into an enormous market for construction and mining equipment in the future. It was only mid-1990’s when foreign-capitalized companies like Komatsu commenced full-scale production and sales there, and the total amount of construction equipment is still small today. In view of mechanization of construction work in progress, we can expect massive potential demand. In a medium-term prospect, development projects for roadways and other infrastructure should continue for the Beijing Olympics in 2008 and the Shanghai Expo in 2010. In the long run, there are large-scale government projects such as the Western Region Development Strategy.

7

Instructors at Komatsu (China)

Training Center in Changzhou

So the real ball game is yet to begin in the Chinese market. To prepare for it, we are strengthening our customer support capabilities, including personnel trainings, as the most important task. Customer support capabilities will make a clear difference because it’s a vast country. I believe companies having distributors with strong sales and service capabilities and superior support programs will win the game.

Advanced Silicon Materials (ASiMI) recorded an impairment loss on fixed assets for the year. Please describe the current state and outlook of Komatsu’s electronics business, including ASiMI.

“I continue to believe that frank

and honest communication is what is needed

for a CEO to converge the attitudes and

actions of employees in the direction that

the company should take.”

Sakane: As you might remember, ASiMI recorded an impairment loss on fixed assets of the Butte Plant in 2001 to remove future business risks. However, the market price of polycrystalline silicon dropped lower than we had anticipated then. Demand for solar applications is expected to grow, but ASiMI has concentrated on the production of high-margin products mainly for semiconductors. Therefore, we estimated future market size and competition on a more conservative stance and recorded additional impairment loss on fixed assets during the year.

ASiMI has no more need for substantial capital investments in the foreseeable future, and is expanding sales of monosilane gas for use in LCD (liquid crystal display) panel production. ASiMI produces this monosilane gas in the process of manufacturing polycrystalline silicon. As a result, ASiMI continued to improve business results for the year ended March 31, 2004. Coupled with the impairment loss on fixed assets at this time, we also increased ASiMI’s capital, and thus improved their balance sheets considerably. So we can expect that ASiMI will turn to the black for the year ending March 31, 2005.

Concerning the future of our silicon business, we have heard a wide range of comments from investors. While there are a variety of options for these businesses, we have focused our efforts first to remove risks and thus change them to a healthy condition. Komatsu Electronic Metals has secured profits on a non-consolidated basis even under tough market conditions since their concentration of production of silicon wafers in Japan and Taiwan in 1999. Formosa Komatsu Silicon has generated stable profits since the second half period of fiscal 2003. Both of them are improving profits steadily. They have worked to reduce fixed and manufacturing costs, while promoting their technological differentiation. As a result, they have attained a level of self-support in which they can make necessary investments by using cash generated from their operations. My thoughts about the directions for their further growth in the future include reinforcement of the relationship with their alliance partners.

As the chief executive officer of the Komatsu Group, you have just started the fourth year. Are there any changes concerning your roles as top management?

Sakane: I see no change. I continue to believe that frank and honest communication is what is needed for a CEO to converge the attitudes and actions of employees in the direction that the company should take. This should be true regardless of the size of companies.

Since I became president of Komatsu, I have held meetings on every possible occasion soon after our announcement of business results, certainly with shareholders as well as with employees in Japan and abroad, suppliers and sales and service distributors. In these meetings I have explained my own thoughts on the current conditions of the Komatsu Group and future directions that we should take. I explain the same contents in general. In this way, stakeholders will have a mutual understanding, and I believe each and every employee will take an initiative for action. One of my most important roles is accountability to all stakeholders.

Also on such occasions, I have consistently advocated the importance of compliance. I believe that corporate value is a total sum of trust from customers, business partners, local communities and employees in addition to shareholders and investors. To enhance this sum, we are required, of course, to improve our business results and the soundness of management. At the same time I also believe it is becoming more important for all top management and employees of the Komatsu Group working around the world to strictly comply with local laws and the Rules of the Business Community.

8

Feature Story

It was an exciting year for the Komatsu Group, because we launched our Unique and Unrivaled products in the mainstay line of construction and mining equipment, as well as other industrial-use machinery with unique features, and kept receiving many compliments and words of encouragement from our customers. In the following pages of this feature story section, we would like to share some of our excitement with our readers.

It was also a year of reaffirming that our commitment in the “Spirit of Manufacturers” reform should never stop. Most importantly, the year reminded us that we must keep taking up the challenge by teaming up for synergy of ideas from all involved. Accomplishments build up for higher goals, and we are resolutely determined to thrive on them, by demonstrating and proving our own value as a manufacturer of industrial-use machinery.

All in all, our customers are the basis of our momentum for future growth. As a reliable and trusted business partner for their success, we are ready to meet their needs and expectations. This is the continuing challenge for us.

9

MR-2 Tight Tail Swing Mini Hydraulic Excavator

“As we are specialized in the installation of city gas pipelines, our top priority has always been safety in all aspects of our construction, including not only machine operators, but also the local community. Doing this involves the performance of the machines we use. To install larger diameter pipes for natural gas, we have been using small excavators after having equipped them with load sensors and other devices for additional lifting capabilities and safety. Recently, however, we have felt the growing need for mini excavators designed to offer both high performance and safe lifting in the confined spaces of the inner city.

“We asked Sun Rental if they could provide such excavators. As a Komatsu Group rental company, they were ready to listen honestly to our requests and develop a special model for us. By incorporating the needs of our jobsite operators, Muroto Tekkosho, a specialized crane supplier for the Komatsu Group, developed ideal machines for us in a very short time. Of course our determined commitment to safety means an extra cost for us, but I believe this will result in, if it has not already, our clients’ trust in us, which is the most valuable asset for us. I am sure it will lead to more work for us and pay off in the long run.”

Mr. Yasumasa Ishigami, General Manager

Gas Pipeline Installation Division

Seiwa Kogyo K.K.

“As I was involved in the development of the MR-2 series, I am very glad that we have had superb evaluation from our customers. Among all its new features, the MR-2’s tilt-forward cabin is the greatest value for us. It enables us to reduce our routine inspection time significantly and deliver our equipment in perfect condition.”

Hitoshi Fukazawa

Deputy General Manager

Machine Management Division

Sun Rental Co., Ltd.

... mini excavators designed to offer both high performance and safety in the confined spaces ...

“Products that we can sell anywhere in the world, even after they become used equipment. That’s our basic concept for the MR-2 series. We placed our priorities on attaining the world’s highest level of safety and operator comfort in their class, while keeping the customer-proven performance of the predecessor MR-1 series.

“By anticipating higher safety needs around the world, we made sure that our new machines meet all requirements of ROPS (Roll-Over Protective Structures), TOPS (Tipping-Over Protective Structures), and OPG (Operator Protective Guards). We also developed the world’s first compact model with two-post ROPS and a top guard canopy that together offer a world-class field of vision and walk-through space for easy access.

“Since conventional mini excavators with tight tail swing have sacrificed the working space for operators, in order to better secure both working range and stability, we broke away from this convention and developed the MR-2 with the goal of providing comfortable space for big operators overseas. As a result, the MR-2 offers a substantially expanded space around the operator seat, especially the foot space, and the same comfortable cab space as that of larger models. The two-post canopy type allows for easy walk through from both sides.

“To meet the needs of rental equipment customers, we have significantly improved maintenance and serviceability of the MR-2 series by incorporating a new tilt-forward cabin and by extending regular service intervals.

“Since their market launch in Japan last year, I have heard many comments from our salespeople that it’s easy to convince their customers to purchase because the selling points of MR-2 machines are so easy for them to see. As we are continuing their launchings overseas this year, I also hope to hear such comments from around the world.”

Hiroshi Yamamoto

Senior Manager

Utility Equipment Technical Center

Construction Equipment Division

Komatsu Zenoah Co.

10

PC400/450 Hydraulic Excavators

“I have been using this machine, since we bought four PC400LC-7 models earlier this year. Compared to the dash-6 model, I can tell the new model is much superior in the combination of speed and fuel consumption. I have been able to fill 40-ton trucks with six passes in a total of 32 seconds from a ten-foot bench cut for its fastest time, while other trucks were loaded with about 40 seconds on the average. I have also found operator comfort improved with the larger cab space. With the new shock absorption system in the new model, I have felt virtually no vibration in the cab even when roading. The reduced noise level is also very obvious, and the machine stability has improved impressively. All in all, the PC400LC-7 is a nice machine to run.”

Mr. Joe Raspotnik

Operator

Enebak Construction Company

Minnesota, USA

Enebak Construction, one of Minnesota’s largest contractors, is a premier customer of Road Machinery and Supplies Co (RMS). of Savage, Minnesota according to Tom Ernst, Sales Manager of RMS. “Our other customers have mentioned great satisfaction with the advantages of the NEW PC400LC-7. The PC400LC-6 has been a leader in our market yet the increased horsepower and attachment forces of the Dash 7 have resulted in a noticeable difference in speed and productivity. We have received many positive comments about the productivity, efficiency, operator comfort and ease of maintenance,” added Mr. Ernst.

Mr. John Welt,

Shop Superintendent of Enebak Construction Co.,

trying out the PC400LC-7 model.

... I can tell the new model is

much superior

in the combination of speed

and fuel consumption.

“Our 40/45-ton hydraulic excavators are used mainly by quarrying and civil engineering customers in Japan and overseas, and are thus expected to perform at the maximal level of their capabilities when they are deployed for many hours of excavation and loading. We focused our foremost attention on this customer need when we developed our new PC400/450-7 hydraulic excavator.

“To improve the productivity of our new excavators, in addition to their engines, we looked into energy loss as waste heat in the hydraulic system, reviewed all hydraulic circuits, and worked to eliminate such losses in the entire hydraulic system. Combined with other innovations, the new PC400/450-7 models boast an outstanding 20% improvement in productivity per fuel cost, compared with that of their predecessor PC400/450-6 models. Considerable reduction of noise both inside and outside of the cab is another important achievement we made. In fact, it turned out to be a challenge-worthy task for us to upgrade machine performance and cut down noise at the same time, but we are rewarded every time we hear our customers comment, ‘Oh, it’s so quiet,’ when they turn on the ignition of the new model.

“I firmly believe this new model clearly demonstrates our technological advantages based on our in-house capability to produce all key components, such as engines, hydraulic equipment and the like. As a result, we were able to enjoy a greater degree of freedom in systems configuration for these new models.”

Osamu Kuroyanagi

Deputy Senior Chief Engineer

Hydraulic Excavator Development Group

Construction Equipment Technical Center 1

Development Division

11

D475A-5 Super Large Bulldozer

At West Angelas Operations, an iron ore mine in western Australia

... operators have indicated that

it is particularly comfortable

and quiet during operation.

“We have operated two Komatsu D375 dozers since late 2001 when the project started, and the 102.5-tonne D475A-5 provides significant advantage over those units. The layout of the cab is well designed and operators have told me that it is particularly comfortable and quiet during operation. These features are attractive from a safety perspective as they contribute to a reduction in operator fatigue.

“The D475A-5 has been used for bench and dump maintenance, topsoil clearing, drill and excavator pad, and ramp preparation for a total of over 2,000 operating hours. Equipped with 641kW of flywheel horsepower, it has had no shortage of power, proving useful in the harsh, rocky conditions of an iron ore mine, and competent with bulk pushing and ripping. Compared with the D375, the D475A-5 has improved productivity through faster completion of bench maintenance work around active digging units and earlier preparation of excavator pads for flitch mining.

“We are looking at increasing the size of our dozer fleet to support ongoing production expansion at West Angelas and giving strong consideration to the purchase of another D475A-5 this year.”

Mr. Andrew Caruso

Production Superintendent

West Angelas Operations, Robe River Mining Co Pty Ltd

“Definitely, bulldozers are expected to work under the most punishing conditions, compared to all other earthmoving equipment, as they need to excavate and push soil and rocks while moving forward. Similarly, their operators are forced to work under strenuous conditions such as noise and vibration. It’s particularly demanding for operators of super-large bulldozers in quarries and mines working full-time. Some people have to use earplugs while operating their machines under constant vibration for hours. The efficiency for the entire operation is inevitably lowered.

“When developing our latest D475A large crawler dozer model, we made it our top priority to achieve unrivaled operator comfort. To reduce the noise, we needed to address two issues: to improve the source of noise like the engine, and to confine the source. When you confine the engine for noise reduction, naturally you must confine the heat in the engine room, which will overheat. To obtain a well-balanced solution to this trade-off relationship, we developed a new hydrostatic driven engine cooling fan. This new hydrostatic-drive mechanism controls the fan revolution independently of the engine revolution, so it can not only make outstanding reduction of the noise but also ensure an optimal heat balance. To provide a more comfortable working environment than other dozers in its class, the D475A-5 model comes with additional innovations, including a hexagonal pressurized cab which prevents dust from entering the cab while providing an excellent view all around. Together with other improvements we made, our renewed D475A-5 will reduce your fatigue after working long hours and provide a new level of work comfort and productivity.”

Nobuhisa Kamikawa

Deputy Senior Chief Engineer and Group Leader

Bulldozer Development Group

Construction Equipment Technical Center 1

Development Division

12

High-Speed Transfer Press Line Large Press

“We have recently built a new plant in Kyushu for our subsidiary, Daihatsu Auto Body, and we are getting ready for full-scale production start-up this fall. Equipped with state-of-the-art machinery, this strategic plant is expected to play a vital collaborative role with our plants in Southeast Asia to make our cars very competitive, not only in Japan, but also abroad.

“Mini cars, our major products, are experiencing very tough cost competition, more so than regular-size passenger cars. To win over intensified market competition for mini-cars, I gave our manufacturing technology people a breakthrough task of cutting down the conventional five pressing processes to three or fewer with a substantial reduction in production costs. Needless to say, it’s on the premise of keeping the same press quality, because the quality of pressed parts determines the quality of cars on par with engines.

“We chose Komatsu as our partner because they were very eager and offered the best proposal very quickly. Our request called for a cost-competitive tandem press line, because it can flexibly respond to the change of dies, but we also required a higher productivity than that of a standard transfer press. To this demanding requirement, Komatsu engineers responded to my ideas and proposals by creating an innovative transfer system. “All in all, it’s a revolutionary press, and I am sure it will become their next-generation press with a bright future.”

Mr. Takashi Higashi

Executive Vice President

Daihatsu Motor Co., Ltd.

... it’s a revolutionary press, and

I am sure it will become

their next-generation press

with a bright future.

“Generally speaking, you find two types of press lines at automobile manufacturing plants today, the high-speed transfer line designed for mass production of the same body frame and parts, for example, and the tandem line, often used with robots, for flexible production of different work pieces.

“Our first high-speed flexible transfer line, which we developed and delivered to Daihatsu Motor, combines the best qualities of these two lines into one that has both high productivity and flexibility. In response to our customer’s determined request for seamless actions of the press line, we were able to effectively capitalize on our accumulated technological expertise in mechanical controls.

“To ensure no idling mechanism in the line, we needed to achieve complete synchronization between not only modular presses among themselves, but also presses and feeders at the same time. For high-speed transfer of the work piece from one press to the next, use of robots was out of the question. Through many hours of discussions with our customer and after a number of trials with new mechanisms, we came up with the idea of a pendular mechanism for the feeder. By incorporating a linear motor system to this unique mechanism in this class of large feeders for the first time in the world, we were able to attain an optimal control of motion to minimize the vibration of the feeder for high speed transfer of workpieces.”

Yukiyoshi Takayama

Manager

Development Group

Industrial Machinery Division

13

LEO-NXT Engine-Driven Forklift Truck

Mr. Hashimoto (far right) and operators of Isuzu Linex

... it is a compact design

with power comparable

to conventional models

in the one-ton and

larger classes.

“Isuzu Techno is an engineering company providing machine maintenance and other services for Isuzu Motors’ plants. Here at the Fujisawa Plant, we are responsible for the maintenance of about 600 forklift trucks. Frankly speaking, my first impression when I saw an LEO-NXT 109 series model, in December of last year, was doubt about its power judging from its compact size. But it was a matter of a very short period of time before I became convinced that we needed more LEO-NXT 109 series trucks. We now have 16 in total.

“This plant assembles medium-size and small trucks, naturally with heavy and large parts, so our vehicles must have a powerful lifting capability. Soon we are getting an assembly job of large trucks from another plant. We will need more powerful and compact trucks. The LEO-NXT 109 series has met our needs.

“So far I’ve heard only good things about the 109 series from the operators at Isuzu Linex, which is commissioned for the materials handling work at this plant. They mention how its long-depth entrance/exit step, and flat and wide foot space, allow for easy, stress-free access constantly throughout the day. They also state that the 109 series is smooth and quiet thanks to its special tires. And most notably, they like that it is a compact design with power comparable to conventional models in the one-ton and larger classes. This makes for outstanding user friendliness.”

Mr. Masahiro Hashimoto

General Manager

Vehicle Maintenance Division

Isuzu Techno Co., Ltd.

“To develop Japan’s Number One fork lift truck, we looked into the basics of a forklift truck — the hardware itself like hydraulics, while our competitor turned to electronics. Our exhaustive research in the basic performance led to the development of a new hydraulic system which offers both high productivity and fuel economy for many hours of operation. Two key factors of our special attention were machine durability and stress reduction for the operators.

“It was very fortunate for me to develop the LEO-NXT series by using many ideas from my notes that I made during the 1980’s, when I was given the wonderful opportunity by the company to exclusively devote my time to thinking about and designing an ideal forklift truck. In those days, I spent most of my time meeting a wide range of our customers who engage in all kinds of work, talked to them, learned their valuable opinions, and developed my ideas for solutions in sketches.

“As we worked on the project, more people got involved, including partners from Fukuyama Rubber Industry, and thus we were able to incorporate our innovations for all of the stress-causing factors we identified, both mental and physical alike. I am sure that our LEO-NXT 109 customers will feel the difference in operator comfort, especially in terms of fatigue, after calling it a day, whether in the warehouse, or on the farm. They might have a difficult time trying to pin point the reason why they are not as tired as before, because they have experienced the complete manifestation of our close and specific attention to details regarding operator comfort”.

Fumio (Fred) Ikesugi

Executive Officer and General Manager

R&D Division

Komatsu Forklift Co., Ltd.

14

Review of Operations

Years ended March 31

15

Review of Operations

Construction & Mining Equipment

The mission of this business, centering on construction, mining and utility (compact) equipment, is to contribute to the prosperity of our customers worldwide through safe, innovative products, services and systems as we globalize. This business is also responsible for playing the leading role of promoting the growth of the Komatsu Group by establishing a solid position in each of its markets. We are working to become recognized as an international leader in quality and reliability with all products manufactured around the world, as well as in the quality and speed of our customer support, safety and environmental concerns.

PC27MR-2 mini hydraulic excavator

with tight tail swing launched in March 2004

Consolidated net sales of construction and mining equipment for the year climbed to ¥863.2 billion (US$8,300 million), up 12.4% over the previous year, fueled by particularly buoyant overseas sales, and renewed the record-high figure.

During the year under review, Komatsu continued to boost sales in the thriving Chinese market. In the world’s largest market of North America, Komatsu also expanded sales against the backdrop of recovered demand after four years of slack market conditions. As a result, overseas sales for the year advanced 13.3% over the previous year, to ¥602.5 billion (US$5,794 million), renewing the record-high sales for the second consecutive year. In Japan, demand also upturned and Komatsu expanded sales 10.5% over the previous year, to ¥260.7 billion (US$2,507 million). Segment profit for the construction and mining equipment business totaled ¥53.9 billion (US$518 million) for the year, representing an impressive improvement of 86.0% from a year ago.

Komatsu launched the market introduction of Unique and Unrivaled products which have attained both outstanding advantages and cost reductions as a result of its efforts in the “Spirit of Manufacturers” reform. The MR-2 mini hydraulic excavator series, introduced as the first Unique and Unrivaled product in July last year, enjoyed brisk sales in the major utility equipment markets, such as Japan and North America, and contributed to expanded sales of utility equipment. Strong sales of PC400 and 450 hydraulic excavators, as well as the D475A super-large crawler dozers, also helped to increase sales in Japan and other major markets of the world. All models have enjoyed excellent customer evaluation.

16

Japan

While construction investments remained sluggish in Japan, demand for equipment renewals increased, centering on hydraulic excavators and mini excavators, as exports of used equipment from Japan expanded against the backdrop of accelerating overseas demand. Komatsu teamed up with its distributors nationwide, concentrating its efforts on enhancing the product lineup of the GALEO-series equipment, and launching the Unique and Unrivaled products on the market. As a result, sales in Japan improved from the previous year after two years of decline.

Further reinforcing the burgeoning used equipment business

Komatsu Used Equipment Corp., which is engaged in the sales of used equipment, continued to boost sales for the year and to strengthen its business foundation, by expanding the scale of its centers for used equipment and improving the utilization of its bidding system on the Internet. At three auctions held in its Kobe, Yokohama and Fukuoka centers in March 2004, the company sold over 2,600 units, achieving record highs in the number of units auctioned, the amount of sales, and the percentage of successful bids. To coordinate and manage the operations of used and rental equipment together, Komatsu established the Rental and Used Equipment Division within the Construction & Mining Equipment Marketing Division in January 2004.

Expanding production capacity in Japan to meet worldwide growth in demand

Against the backdrop of expanding demand for construction equipment around the world, Komatsu’s plants in Japan operated in high gear for exports throughout the year. By anticipating that overseas demand will continue to increase into the next fiscal year ending March 31, 2005, Komatsu expanded production capacity for key components whose production is concentrated in Japan. Specifically these include, the Oyama Plant for hydraulic components and the Osaka Plant for final drives, which are supplied to Komatsu’s assembly plants in Japan and abroad. Keeping apace with growth in demand around the world, both plants are enhancing their supply capabilities of respective components for medium-size hydraulic excavators, as they continue investments to improve and expand their production capacities and streamline the production processes.

Assembly line for hydraulic excavators at the Osaka Plant operating at a high rate	Auction center of Komatsu Used Equipment Corp. which continued to expand sales for the year

17

The Americas

In the United States, after four years of decline, demand for construction and mining equipment upturned, driven by corporate investment incentives coupled with robust housing starts. While working to enhance its product development and customer support capabilities and to strengthen its distributors, Komatsu America Corp., continued its focus on efforts to step-up sales of GALEO-series equipment. In particular, sales of the US-series tight tail swing hydraulic excavators were brisk in response to their outstanding features, including a high level of safety which prevents accidents when the cab body turns, and resultant ease of operations with no worries about the back-end. Launched this year as a Unique and Unrivaled product, the PC400LC medium-sized hydraulic excavators received the keen attention of customers for their outstanding productivity per fuel cost and other features, and helped to increase Komatsu’s market share for hydraulic excavators in North America. Komatsu also expanded the product range of its original articulated dump trucks, which were initially introduced on the market in 2001, and expanded sales at a higher rate than that of market demand.

In addition to superb basic performance which had already been proven by its predecessor the MR-1, the MR-2 series mini hydraulic excavators with tight tail swing, introduced as the first Unique and Unrivaled product, have attained the world’s highest class of safety and improvements in operator comfort and serviceability. With this new series, Komatsu America Corp. doubled sales of utility equipment from the previous year.

In the Central and South Americas, while demand for construction and mining equipment remained sluggish, Komatsu expanded sales to an iron-ore mine in Brazil during the year.

Developing the autonomous dump truck

During the year, Komatsu developed an autonomous dump truck capable of unmanned operation by inputting the route and task information in the computer program. With test operations already underway in the United States, the commercialization of this dump truck is scheduled for 2005. As full utilization of the high-precision, global positioning system (GPS), ensures safety and enables management and operation of the fleet by a small number of operators, Komatsu expects to see new demand in areas where operators are hard to find, and for deployment at strenuous work sites at high altitudes.

Sales of articulated dump trucks expanded with a broadened line-up	PC8000 super-large hydraulic excavator produced by Komatsu Mining Germany GmbH and delivered to iron-ore and other mines around the world, including the Central and South Americas

18

Europe

In Europe where overall demand recovered from the previous year, Komatsu worked to reinforce its sales and service by consolidating all marketing capabilities at Komatsu Europe International N.V., the European regional headquarters, and expanded the scale of its parts supply center for Europe, the Middle East and Africa. In the Commonwealth of Independent States (CIS or former Soviet Republics), including Russia, demand advanced in the mining industry and from resource development projects, including a petroleum gas development project in Sakhalin. As a full-line manufacturer, Komatsu accelerated sales for the year by providing a diverse range of products and by reinforcing its customer support capabilities. As a result, Komatsu expanded sales over the previous year in Europe, including the CIS.

Additionally, Komatsu worked to build up sales and service capabilities in Russia by anticipating an increase in demand for equipment in urban areas.

Subsidiaries launching self-developed models

During the year, Komatsu UK Ltd., and Komatsu Utility Europe S.p.A., developed the renewed PW160 wheeled hydraulic excavator and new wheeled handlers, respectively. Both products generated great enthusiasm among the visitors at the bauma 2004, the world’s largest class tradeshow for construction equipment held in Munich, Germany, in March of this year. Komatsu has launched sales of these new products and expects they will contribute to an increase in European sales.

Komatsu making full-scale entry into the forestry equipment market

In the second half period, Komatsu acquired Partek Forest AB (renamed as Komatsu Forest AB in January 2004), a Swedish manufacturer of forestry equipment. As the second largest specialized manufacturer of forestry equipment, the former Partek Forest supplied its equipment to some 30 countries particularly in Europe and the United States under the brand name of Valmet. Having inherited its management resources, Komatsu Forest will continue to supply equipment under the well known Valmet brand name, as the company incorporates Komatsu’s technologies to further improve the quality and reliability of its equipment. Meanwhile, Komatsu has manufactured and supplied its own forestry equipment based on construction equipment. By adding Komatsu Forest products for full-line offerings, Komatsu has made full-scale entry into the forestry equipment market.

Komatsu receiving a large-lot order from Turkmenistan

In 2002, Komatsu and ITOCHU Corporation signed a long-term supply agreement until 2010 for construction equipment with the government of Turkmenistan. As part of a contract based on this agreement, Komatsu received an order for 250 machines including bulldozers, hydraulic excavators and pipe layers to build and repair pipelines for natural gas. In addition to five service facilities already opened in Turkmenistan, Komatsu has also worked to reinforce its sales and product support capabilities by establishing a training center for operators and service mechanics and a local office.

Many products, including models made in Europe, displayed at the bauma 2004 held in Munich, Germany in March 2004	At the signing ceremony with the government of Turkmenistan

19

China

Demand continued to demonstrate sizable growth, removing some concerns over the adverse effects of credit squeeze and other negative factors. Komatsu focused its efforts on expanding the local production capacity and broadening the product range, and thereby accomplished outstanding growth in sales over the previous year.

Komatsu (China) Ltd. boosted sales for the year, focusing on hydraulic excavators. Making full use of its training center in Changzhou, the company continued to support distributors in their efforts to strengthen sales and service capabilities.

Komatsu Shantui Construction Machinery Co., Ltd. continued to step up production and sales of hydraulic excavators, especially the mainstay PC200 model. The company also built on sales of smaller PC60 machines which the company embarked on producing during the year.

Komatsu (Changzhou) Construction Machinery Corp. expanded sales of 30 and 40-ton class hydraulic excavators in response to growth in demand for larger equipment. With respect to wheel loaders, Komatsu (Changzhou) Construction Machinery-made models have begun to enjoy excellent customer evaluations, especially from the quarry and harbor transportation industries, which look for high productivity and durability in their equipment. The company has successfully expanded business with China’s public corporation of oil and coal mining by delivering a large number of wheel loaders during the year.

Introducing the KOMTRAX machine operations management system in China

In addition to expanding sales of new equipment, Komatsu has proactively been working to strengthen its customer support capability. During the year, Komatsu led the industry by making a full introduction of the GPS-incorporated KOMTRAX machine operations management system on the Chinese market. By locating the position of machines and remotely managing their operating conditions through this system, Komatsu is not only better positioned to improve service efficiency of its distributors, but has also made the strategic move to expand the used equipment and spare parts businesses in the future.

Launching long-term training for service mechanics

In March 2004, Komatsu (China) opened a training program for new service mechanics of its distributors at Shangdong Jiaotong University in Jinan, Shangdong Province. Keeping apace with the expanding market, Komatsu (China) has aggressively been working to reinforce its customer support capability by training service mechanics with advanced technical skills. Designed for 10-month training sessions, including a practical on-the-job training at Komatsu (Changzhou) Construction Machinery, this program has a total of 115 participants from 27 distributors. Their average age is 22.5. After completing the program, they should assume a leadership role in the servicing of Komatsu machines in China.

Assembly lines for hydraulic excavators at Komatsu Shantui Construction Machinery	Komatsu (Changzhou) Construction Machinery-made wheel loaders ready for delivery

20

Asia & Oceania and the Middle East & Africa

In all these regions, Komatsu’s sales increased steadily, supported primarily by demand recovery of mining equipment.

In Southeast Asia, Komatsu teamed up with a powerful distributor, carried out aggressive sales and service activities, and won a large-lot order for mining equipment in Indonesia in the second half period. In Oceania, Komatsu steadily captured growth in demand for construction equipment as housing starts, while meeting increased demand for mining equipment in Australia during the year.

In the Middle East, while there were some concerns over the adverse effects of the Iraqi situation, Komatsu secured sales at about the same level as last year. In Africa, Komatsu expanded sales over the previous year, by seizing upon demand in the mining industry and from infrastructure developments in the Republic of South Africa, the largest market in Africa.

Demand for mining equipment expanding against the backdrop of increased commodity prices

As commodity prices jumped worldwide, demand for mining equipment began to grow in the last half period of the fiscal year under review. In addition to signing supply contracts with three major mining companies which operate mines around the world, Komatsu focused its efforts on expanding sales of mining equipment in the Central and South Americas, Oceania, Africa and other mining regions of the world. In Indonesia, the development of coalmines took up momentum with their geographical and pricing advantages for exports to China and other Asian countries. Komatsu capitalized on this opportunity and won a large-lot equipment supply order to a leading contractor.

Also during the year, Komatsu began receiving many orders for the WA1200 super-large wheel loaders from around the world and secured a large volume of backlog orders. Komatsu America Corp. and Komatsu Mining Germany GmbH have steadily built on orders for super-large off-highway dump trucks, and super-large hydraulic excavators for mining use, respectively, since the last half period.

While continuing its efforts to secure orders from mining companies around the world, Komatsu is strengthening operations in the CIS where demand for equipment is growing in mining and energy development projects. To expand sales of the mining equipment business, Komatsu is also doubling sales efforts for hydraulic excavators, bulldozers, wheel loaders and other supporting equipment in addition to the main mining equipment of dump trucks.

Reinforcing the spare parts business by introducing competitive products

As an important task, Komatsu engages in sales of spare parts to keep customer demand within the Komatsu Group sales and service networks. PT Komatsu Undercarriage Indonesia manufactures crawler components and spare parts for construction equipment and supplies them to Komatsu Group companies in Asia. During the year, the company expanded production capacity to capture growing demand in Southeast Asia and emphasized the development of cost-competitive spare parts. As a result, the company achieved more-than-doubled sales for the year.

Five 730E off-highway dump trucks delivered to Pamapersada Nusantara, a leading mining contractor in Indonesia	Superb orders continuing for the WA1200 super-large wheel loader

21

Industrial Machinery, Vehicles and Others

The Industrial Machinery, Vehicles and Others business is positioned as a core business on par with the construction and mining equipment business. This segment works to provide products and services with originality, based on Komatsu’s technological edge in the areas of sheet metal and forging machinery, industrial vehicles, such as forklift trucks, and agricultural and forestry equipment. Together with logistics and engineering services, the mission of this business is to make contributions to customers’ businesses in a wide range of industries for its own business growth.

Crankshaft miller made by Komatsu

Machinery Corporation

Consolidated net sales of industrial machinery, vehicles and other operations totaled ¥241.9 billion (US$2,327 million) for the year, up 2.2% over the previous year. Of this amount, Japanese sales totaled ¥174.0 billion (US$1,673 million), a 1.9% decline from the previous year, while overseas sales reached ¥67.9 billion (US$653 million), demonstrating an advancement of 14.4%.

Komatsu continued to launch new products with originality in the forklift trucks, industrial machinery, and agricultural and forestry equipment markets, and expanded sales over the previous year. Komatsu Engineering Corp. and Komatsu Logistics Corp. also improved their performance substantially for the year.

Segment profit increased 27.3% over the previous year, to ¥11.2 billion (US$108 million) for the year, reflecting continued efforts on fixed cost reduction in addition to expanded sales.

22

Komatsu Forklift

Komatsu Forklift Co., Ltd. carried out aggressive sales and service activities of the LEO-NXT series engine-driven forklift trucks, battery-powered forklift trucks, and Linde-made models, and expanded sales in Japan during the year.

Overseas, the company captured growth in demand in the United States and increased sales of locally produced forklift trucks. The company also expanded export sales of finished units from Japan to the Middle East and CIS. Coupled with continued efforts in fixed cost reduction, the company improved consolidated results from the previous year.

Industrial Machinery Business

In the sheet metal and forging machinery business, demand improved during the year, after having bottomed out in last fiscal year. This improvement reflects the recovery in capital investments of consumer electronics and general machinery industries, in addition to active investments by the automobile manufacturing industry.

Komatsu Industries Corporation continued to enjoy strong sales of the H1F and H2F Hybrid AC Servo Press series, surpassing the cumulative sum of 400 units since the market introduction about two years ago. The company also focused its efforts on the sales promotion of strategic products such as the twister fine plasma cutting machines, while aggressively engaging in engineering services. As a result, the company advanced both sales and profits for the fourth consecutive year.

Komatsu Machinery Corp. captured opportunities in automobile manufacturers aggressive capital investments, and made an impressive gain in sales of crankshaft millers and other machine tools. The company also improved sales to LCD (liquid crystal display) manufacturers.

Industrial Machinery Division of the Company improved sales of large presses to automobile manufacturers over the previous year by seizing investments of automobile manufacturers in China and the rest of Asia in particular.

Komatsu Zenoah

Komatsu Zenoah Co. advanced sales of agricultural and forestry equipment in Japan and abroad for the year. In Japan, the market introduction of originality-emphasized products made contributions to expanded sales, including brisk sales of an innovative knapsack-type brushcutter, that allows for an extended degree of maneuverability, and the G3200EZ chainsaw, which features a unique mechanism for easy tightening of the saw. Overseas, in addition to Europe and Korea, the company increased sales in Australia where it gained a new distributor.

Subsidiaries reinforcing business in the Chinese market

In November 2003, Komatsu Zenoah completed the construction of a new plant for its subsidiary Komatsu Zenoah (Changzhou) Construction Machinery Co., Ltd. Since its establishment in 1999, this subsidiary has engaged in assembly and sales of outdoor power equipment, such as brushcutters and chainsaws. By expanding Chinese production with this new additional plant, Komatsu Zenoah will provide high-quality, cost-competitive products in not only China but also Japan and Europe.

Similarly, Komatsu Forklift established Komatsu Forklift (Shanghai) Co., Ltd., in October 2003, and Komatsu Industries, Komatsu Industries (Shanghai) Ltd., in January of this year, to reinforce their sales and service capabilities in China.

LEO-NXT forklift trucks receives award by the Minister of Economy, Trade and Industry of Japan

In July 2003, Komatsu Forklift's LEO-NXT109 series engine-driven forklift truck received the Award of the Minister of Economy, Trade and Industry, the highest award of the 33rd Machine Design Award. Sponsored by The Nikkan Kogyo Shimbun, Japan's leading industrial newspaper, the Machine Design Award evaluates all possible aspects that are expected from industrial goods, including external design, performance, quality, safety, environmental conservation, economy and marketability. Outstanding appraisals were given to the LEO-NXT109 series for its innovation in compactness. It is the size of a 1-ton class vehicle, but offers the performance of a 2-ton class vehicle.

Komatsu Zenoah’s G3200EZ chainsaw with a unique

mechanism for easy tightening of the saw

23

Electronics

The mission of our electronics business is to become the most reliable partner for customers by providing leading-edge and original products and services through technological innovation in the core business domains of electronic materials for semiconductors and semiconductor manufacturing-related equipment. We are working to contribute to improving customer's productivity and competitiveness.

Silicon wafers made by Komatsu Electronic Metals

Consolidated net sales from the electronics business for the year increased 7.0% over the previous year, to ¥91.1 billion (US$877 million), consisting of Japanese sales of ¥49.0 billion (US$471 million), up 9.5%, and overseas sales of ¥42.1 billion (US$406 million), up 4.3% over the previous year. Supported by improved business results from Formosa Komatsu Silicon Corporation, a Taiwanese subsidiary of Komatsu Electronic Metals Co., Ltd., segment profit amounted to ¥4.5 billion (US$44 million), regaining a profit from a loss of ¥800 million for the previous fiscal year.

Komatsu Electronic Metals

In the silicon wafers business handled by Komatsu Electronic Metals, demand sustained a note of slow recovery during the year with steady growth for 200mm and 300mm wafers in tandem with the semiconductor market.

Komatsu Electronic Metals and its consolidated subsidiaries conducted aggressive sales efforts in Japan and abroad. With respect to their mainstay 200mm wafers, they worked to enhance the competitiveness of high value-added products centering on the epitaxial and annealed wafers, while striving to expand sales of discrete wafers by responding to customer needs. Concerning 300mm wafers, while operating the production line at the Miyazaki Plant, Komatsu Electronic Metals has steadily strengthened its production capacity by building an integrated production line from a single crystal silicon pulling to the final polishing process at the Nagasaki Plant.

24

While Komatsu Electronic Metals and subsidiaries experienced difficult conditions for generating profits, including lower prices, the adverse effects of the Japanese yen’s appreciation, and a smaller-than-anticipated sales volume of 300mm wafers, they stepped up all-out efforts to further improve operational efficiency and total cost reductions in order to secure profits.

Formosa Komatsu Silicon Corporation in Taiwan increased its prime wafer ratio by including high value-added, annealed wafers in its product portfolio, and implemented customer-tailored sales activities in Taiwan and the rest of Asia. The Taiwanese subsidiary also reinforced its collaboration with Komatsu Electronic Metals in technology, production, sales and all other areas, improved profits by taking full advantage of its production capacity, and built up a solid market position as a leading manufacturer of silicon wafers in Taiwan.

Enhancing competitiveness by utilizing research resources of the Komatsu Group

Komatsu Electronic Metals is proactively engaging in joint research with Komatsu in order to strengthen the competitiveness of its silicon wafer business. For each production process for silicon wafers, the company is working to improve productivity and the resultant reduction of production costs, by introducing the original machinery that incorporates Komatsu's proprietary mechanical controls technology. The company is also making full use of Komatsu's research resources to develop higher value-added products. Komatsu Electronic Metals will continue its collaboration with Komatsu and work to further enhance its competitive edge.

Advanced Silicon Materials

Advanced Silicon Materials LLC (ASiMI), accelerated sales of monosilane gas to semiconductor and LCD panel manufacturers during the year. Monosilane gas is generated in the process of producing polycrystalline silicon.

Sales of polycrystalline silicon as a raw material for silicon wafers declined from the previous year, as the market environment remained tough with intensified pricing competitions. As a result, total sales of ASiMI declined from the previous year. With respect to profits, however, ASiMI improved profitability substantially with the benefits of a consolidation of plants which was carried out at the end of fiscal 2002.

Making fundamental improvement in profitability

Although its profitability is positioned for recovery, ASiMI anticipates that difficult business conditions, including a belated elimination of the supply-and-demand gap of polycrystalline silicon for semiconductor manufacturing, will remain into the future, and thus revaluated its fixed assets and recorded an impairment loss of ¥17.5 billion (US$169 million). As a result of improved balance sheets, ASiMI should generate a profit in the next fiscal year.

Komatsu Electronics

Komatsu Electronics, Inc. expanded sales of semiconductor manufacturing-related equipment in the second half period against the backdrop of recovered investments by semiconductor manufacturers. Sales of thermoelectric modules for fiber optic communications also made gains for the year, reflecting steady progress in inventory adjustment on the market, while a full recovery of demand was yet to be seen. As a result of continued efforts to reduce fixed and production costs coupled with increased sales, the company has improved profitability to a break-even point.

Komatsu Electronics’ cooling plate for 300mm

silicon wafers

25

The Making of a Better Company

We at the Komatsu Group are working on a variety of management issues in order to attain further growth. At the same time, we are also engaging in activities designed to co-exist with all stakeholders, in order to remain open to society as a company.

Providing Environment-Friendly Products and Services

Under the slogan of “Ecology and Economy”, we are applying our advanced manufacturing technologies to develop products that satisfy reductions in both the environmental impact and the owner’s running costs. PC400 and 450 hydraulic excavators, introduced in September 2003, achieve improved productivity per fuel cost and an impressive reduction in noise, compared to the corresponding, conventional models.

PC450 hydraulic excavator

Delivering Solutions to Customers’ Activities for Environmental Conservation

We will deliver high-quality, effective solutions to environmental problems experienced by our customers, and in society. Our mobile crusher/recycler series has ushered in a new age for the “on-site recycling” method, in which construction by-products are processed for recycling at the job site.

Attracting many participants, Komatsu held a seminar for the “on-site recycling”

method at this demolition site of the former Kawasaki Plant.

Promoting Environmental Conservation Activities in Business Operations

Our Oyama Plant led the construction equipment industry in Japan by achieving Zero Emissions* at the end of March 2001, and since that time, all other Japanese plants in the Komatsu Group have accomplished Zero Emissions. As of March 31 2004, 31 manufacturing facilities worldwide in the Komatsu Group were certified for ISO 14001, which concerns environmental management. Furthermore, environmental conservation activities were also implemented at the sales, service and administrative operations of the Komatsu Group, according to their respective conditions.

*	Komatsu defines Zero Emissions as a recycling rate (recycled amount/generated waste) of 99% or higher.

Promoting Awareness of Environmental Protection

Komatsu offers a basic educational program, which is not limited to the sections in charge of promoting environmental activities, but extends to all employees of the Komatsu Group. This program is designed to facilitate environmental awareness of employees not only as Komatsu Group employees, but also as members of the local community. Through an e-learning system, everyone can take the course by using his/her computer at work according to individual work schedules.

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Compliance

Our commitment to Quality and Reliability is not limited to products and services, but is extended to all organizations, businesses, employees and management of the entire Komatsu Group. To thoroughly ensure compliance, Komatsu established “Komatsu’s Code of Worldwide Business Conduct,” (revised annually since the first edition in January 1998), which stipulates the business rules that all employees of the Komatsu Group must follow when conducting business.

Creating a Safe Work Environment

Having a work environment where every employee can work in excellent health and safety is an important management foundation. Komatsu is working to enhance the safety management level of the entire Komatsu Group through its original programs. For example, the “Komatsu Group Safety and Health Convention” for Groupwide participation, is not only limited to the domain of manufacturing, but also extended to our sales and service subsidiaries. Through the “Safety Inspection” program, the work environment of each plant is objectively inspected and evaluated by external specialist organizations, or safety managers from different plants, and the important findings are applied to other plants to enhance the Groupwide safety management level.

Safety inspection at the Awazu Plant

Supporting Community Development with Ample Greenery

Since its establishment over 40 years ago, the Flower Association of Japan, which Komatsu supports, has donated saplings of cherry trees and other plants to many greening projects in Japan and abroad, making a significant contribution to community development with ample greenery. In addition, recent activities of the Association have included the preservation of cherry trees, which are cherished by local residents, and research in revitalization of old cherry trees.

The Association

sponsors the

annual All Japan

Cherry Tree

Symposium jointly

with municipal

governments in

Japan.

Rooftop gardens of the

Komatsu Building are

open to the public every

Friday.

27

Two Demining Machines Developed for Use in Afghanistan

It is estimated that over 10 million landmines were placed in the ground of Afghanistan during two decades of civil war. After the civil war, from 1998 to 2002, some 260,000* landmines were demined. The remaining demining will require extremely dangerous work for an astronomical amount of time until completion. To overcome this dangerous and difficult situation, the Afghan people are looking for demining machines that are capable of handling a larger number of landmines more safely and efficiently.

*	Based on the statistics of Mine Action Programme for Afghanistan (MAPA)

In March 2003, Komatsu applied to the public offering of subsidies for development by Japan’s Ministry of Economy, Trade and Industry, and the New Energy and Industrial Technology Development Organization (NEDO), and started the development of demining machines based on two types of construction equipment, i.e., the bulldozer and the stabilizer.

These machines are based on Komatsu’s construction equipment, which have not only already proven their reliability and durability in punishing environments around the world, but also have lowered their costs. As a result, they should demonstrate cost performance 1.5 to 2 times better than specialized demining machines. When the machines are no longer used for demining, they can be reconverted and modified to regular construction equipment, so they can be deployed for rebuilding the infrastructure of Afghanistan.

By the end of 2003, all tests for these machines were completed in Japan, and they are ready to be tested in Afghanistan this summer under a project led by Japan’s Ministry of Foreign Affairs and the Japan International Cooperation System (JICS). As part of this project, two members of Omar, a non-governmental organization in Afghanistan, and an employee of Komatsu’s distributor in neighboring Pakistan, came to Japan and took a three-week training program in demining machine operation and maintenance.

Comments from NGO Members

“I am really impressed with Komatsu’s demining machines. Our team is building three schools in Kabul and Jalalabad. These machines will be very useful for our work safety. More importantly, they will be very valuable in providing long-awaited safety for our children, the future of Afghanistan.”

Mr. Shir Agha

“I have operated construction equipment for 18 years, but I have learned many new things from Komatsu’s instructors. I am particularly impressed by this machine’s capabilities, efficiency, and its easy-to-use remote control.”

Mr. Matiullah

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Financial Section

29

Financial Review

Results of Operations

(1) General

For the year under review, Komatsu Ltd. (“the Company”) and consolidated subsidiaries (together “the companies”) expanded sales and profits on both consolidated and non-consolidated accounts, further ensuring a V-shaped recovery of business performance.

Consolidated net sales expanded 9.8% over the previous year, to ¥1,196,418 million (US$11,504 million, at US$1=¥104), renewing the record-high figure after five years. In the construction and mining equipment business, Komatsu achieved a big gain in overseas sales by capitalizing on improved market conditions including increased demand in China and demand recovery in North America, the largest market in the world, coupled with the benefits of its globalization drive over the years. In the Japanese market, where construction investments have continued to shrink, Komatsu increased sales by capturing demand for equipment renewals which had resulted from expanded exports of used equipment from Japan. In the business of industrial machinery, vehicles and others, each company of the Komatsu group expanded sales through aggressive sales and service efforts centering on products with unique features. Sales in the electronics business improved over the previous year, mainly driven by the expanded silicon wafer business in Taiwan.

Segment profit* advanced to ¥65,926 million (US$634 million), up from the last peak figure of ¥49,903 million recorded for the fiscal year ended March 31, 1997. Komatsu has further improved its earning power with continued efforts in the reduction of fixed and production costs in addition to expanded sales of all businesses, especially the construction and mining equipment business.

*	The amount of segment profit is obtained by subtracting cost of sales and selling, general and administrative expenses from net sales consistent with Japanese accounting principles.

Income before income taxes amounted to ¥27,036 million (US$260 million) for the year. In the electronics business, Advanced Silicon Materials LLC (ASiMI) re-appraised its fixed assets and recorded an impairment loss of ¥17,534 million (US$169 million) on them based on the assumption that the business environment will remain unfavorable with belated elimination of the demand-and-supply gap for polycrystalline silicon as well as intensified pricing competition.

Net income for the year increased to ¥26,963 million (US$259 million), registering an increase of about 9 times more than the previous year. In addition to growth in income before income taxes, this substantial increase in net income reflects the tax benefit on prior recognized impairment loss of Komatsu Silicon America, Inc. (KSA), that was recognized due to the completion of the sale of land and buildings of KSA which had previously stopped production activities.

(2) Impact of Foreign Exchange Rate

In comparison to the previous year, Japanese yen was strong against US dollar and weak against Euro this year. Due to such currency fluctuations, this year’s operating profit in the construction and mining machinery segment decreased by approximately ¥5.4 billion from the previous year. The calculation was made after deducting cost of sales and selling, general and administrative expenses from sales in foreign currency transactions, then multiplying the result by the difference in average exchange rates of this year and last year. However, the effects of changes of selling price due to currency fluctuations were not taken into account.

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(3) Sales

(In this section, the amounts of sales represent sales to the customer in each region.)

Consolidated net sales expanded 9.8% over the previous year, to ¥1,196,418 million (US$11,504 million), renewing the record-high figure after five years. Sales in Japan increased 5.6% over the previous year, to ¥483,749 million (US$4,651 million). Sales in overseas increased 12.8% over the previous year, to ¥712,669 million (US$6,853 million).

Construction and Mining Equipment

Consolidated net sales of construction and mining equipment for the year climbed to ¥863,244 million (US$8,300 million), up 12.4% over the previous year. Overviews by regions are as follows.

<Japan>

While construction investments remained sluggish in Japan, demand for equipment renewals increased centering on hydraulic excavators and mini excavators, as exports of used equipment from Japan expanded against the backdrop of accelerating overseas demand. Komatsu teamed up with its distributors nationwide, concerted its efforts to enhance the product lineup of the GALEO series equipment and launch Unique and Unrivaled products on the market. As a result, sales in Japan improved from the previous year after two years of decline.

Komatsu Used Equipment Corp., engaging in sales of used equipment, worked to strengthen its business foundation by expanding the scale of its centers for used equipment and utilizing its bidding system on the Internet. As a result, sales for the year continued to make solid year-to-year growth.

<The Americas>

In the United States, after four years of decline, demand for construction and mining equipment upturned, fueled by corporate investment incentives coupled with robust housing starts, and Komatsu increased North American sales over the previous year. Komatsu America Corp. continued to focus its efforts on step-up sales of GALEO series equipment, while working to enhance its product development and customer support capabilities and strengthen its distributors.

<Europe>

In Europe where demand upturned for recovery, Komatsu worked to reinforce its sales and service by consolidating all marketing capabilities at Komatsu Europe International N.V., the regional headquarters in Europe, and expanding the scale of its parts supply center for Europe, the Middle East and Africa. In the Commonwealth of Independent States (CIS or former Soviet republics), including Russia, demand advanced in the mining and resource development-related sectors, and Komatsu boosted sales for the year. As a result, Komatsu expanded sales over the previous year in Europe including the CIS.

<China>

Demand continued to demonstrate sizable growth, while there were some concerns over the possibilities for credit squeeze and other negative factors. Komatsu focused its efforts to expand the local production capacity and broaden the product range, and accomplished outstanding growth in sales over the previous year.

Komatsu (China) Ltd. boosted sales for the year, centering on hydraulic excavators. By making full use of its training center in Changzhou, the company continued to support distributors in their efforts to strengthen sales and service capabilities. Komatsu Shantui Construction Machinery Co., Ltd. continued to step up production and sales of hydraulic excavators, especially the mainstay PC200 model. Sales of smaller PC60 models which the company embarked on producing during the year steadily increased. Komatsu (Changzhou) Construction Machinery Corp. expanded sales of 30 and 40-ton class hydraulic excavators in response to growth in demand for larger equipment.

<Asia & Oceania and the Middle East & Africa>

In Southeast Asia, Komatsu teamed up with a powerful distributor, carried out aggressive sales and service activities, and won a large-lot order for mining equipment in Indonesia. In Oceania, Komatsu steadily captured an increase in demand for construction equipment as housing starts grew, while meeting stronger demand for mining equipment during the year.

In the Middle East, while there were some concerns over adverse effects of the Iraqi situation, Komatsu was able to secure sales at about the same level as last year. In Africa, Komatsu seized upon demand from mining and infrastructure developments particularly in the Republic of South Africa, the largest market in Africa.

Komatsu launched the market introduction of Unique and Unrivaled products which have attained both outstanding advantages and cost reductions as a result of its efforts in the Spirit of Manufacturers reform. While brisk sales of the MR-2 mini hydraulic excavator series contributed to expanded sales of utility equipment, strong sales of PC400 and 450 hydraulic excavators as well as D475A super-large crawler dozers also helped to increase sales in Japan and other major markets of the world. All models have enjoyed excellent customer evaluation.

Industrial Machinery, Vehicles and Others

Consolidated net sales of industrial machinery, vehicles and other operations totaled ¥241,991 million (US$2,327 million) for the year, up 2.2% over the previous year. Non-consolidated net sales of the operations declined 6.3%, to ¥57,400 million (US$552 million). On a non-consolidated basis, sales of large presses improved from the previous year, reflecting increased capital outlays of automobile manufacturers around the world.

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Sales to Japan’s Defense Agency decreased for the year.

Komatsu Forklift Co., Ltd. carried out aggressive sales and service activities of the LEO-NXT series engine-driven forklift trucks and Linde-made models and expanded sales in Japan for the year under review. Overseas, the company captured growth in demand in the United States and increased sales of locally produced forklift trucks. The company also expanded export sales of finished units from Japan to the Middle East and CIS.

Komatsu Industries Corporation expanded sales for the fourth consecutive year. Sales of the H1F and H2F Hybrid AC Servo Press series remained strong, topping the cumulative sum of 400 units in about two years since their market introduction. The company also focused its efforts on the sales promotion of strategic products such as the twister fine plasma cutting machines, while aggressively engaging in engineering services.

Komatsu Machinery Corporation zoomed in on automobile manufacturers’ active capital investments and significantly expanded sales of crankshaft millers and other machine tools. The company also improved sales to LCD (liquid crystal display) manufacturers.

Komatsu Zenoah Co. continued to advance sales of agricultural and forestry equipment in Japan and abroad during the year. In Japan, the market introduction of originality-emphasized products made contributions to expanded sales, such as the G3200EZ chainsaw featuring a unique mechanism for easy tightening of the saw. Overseas, in addition to Europe and Korea, the company increased sales in Australia where it gained a new distributor.

Electronics

Consolidated net sales from the electronics business for the year increased 7.0% over the previous year, to ¥91,183 million (US$877 million).

Komatsu Electronic Metals Co., Ltd. worked to take advantage of the production capacity of its subsidiary in Taiwan for expanded sales mainly in Asia including Taiwan, when demand for silicon wafers remained firm. The company also worked to secure Groupwide profits by diligently meeting customers’ requirements for high quality with an increased ratio of prime wafers centering on annealed and epitaxial wafers.

Advanced Silicon Materials LLC. (ASiMI) stepped up sales of monosilane gas to semiconductor and LCD panel manufacturers during the year, however, the market for polycrystalline silicon remained very tough with intensified pricing competition, pushing down ASiMI’s total sales lower than last year.

Komatsu Electronics, Inc. expanded sales of semiconductor manufacturing-related equipment against the backdrop of upturned investments by semiconductor manufacturers. Sales of thermoelectric modules for fiber optic communications also turned upward for the year.

(4) Cost of Goods Sold, Sales, General and Administrative Expenses

Accompanying the rise in sales, costs of goods sold rose by 8.1% year over year to ¥881,231 million (US$8,473 million). And with the introduction of new products, our efforts at reducing manufacturing costs contributed to a 1.1 point improvement in the cost of goods sold to sales ratio to 73.7% from the previous term. With regards to sales, general and administrative expenses (SG&A), direct selling expenses and other factors accompanying the increase in sales contributed to a 3.4% year over year rise to ¥249,261 million (US$ 2,397 million). However, as part of the management structure reforms that have been undertaken since fiscal year 2001, and in reflection of our activities in reducing fixed costs, the ratio of SG&A fell by 1.3 points from the previous year to 20.8%. Moreover, research and development expenses, which are included in SG&A, rose by 9.2% year over year to ¥42,602 million (US$410 million). Among the main factors responsible for this increase are the development of new Unique and Unrivaled products, development of next generation engines that comply with new emissions regulations, and aggressive development of products in the construction and mining equipment division.

(5) Segment Profit

Segment profit in the construction and mining equipment segment incurred a currency translation loss resulting from the strengthening of the yen. However, an expansion of overseas sales allowed us to capitalize our physical advantages as well as helping us to reduce manufacturing costs and allowed profits to rise by a large ¥24,918 million margin to ¥53,908 million (US$518 million).

With regards to industrial machinery, vehicle and others segment, the expansion in the business of Komatsu Forklift Co., Ltd., Komatsu Zenoah Co., Komatsu Industries Corp., Komatsu Machinery Corp., Komatsu Logistics Corp., Komatsu Engineering Corp., and other subsidiaries allowed profits to rise by ¥2,410 million to ¥11,251 million (US$108 million).

In the electronics segment, improved earnings at Advanced Silicon Materials LLC which produces and markets polycrystalline silicon and monosilane gas, and Komatsu Electronic Metals Co., Ltd. which manufactures and sells silicon wafers allowed our earnings to recover from the ¥849 million loss recorded in the previous year to a ¥4,556 million (US$44 million) profit. Consequently we were able to see a marked recovery in our overall consolidated earnings and we doubled our segment profit from the previous year to ¥65,926 million (US$634 million).

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(6) Other Income (Expense)

We saw an increase of ¥18,617 million to ¥38,890 million (US$374 million) in our net non-operating expenses from the ¥20,273 million net expense recorded in the previous term. It was caused mainly by the fact we incurred a ¥17,534 million (US$169 million) impairment loss arising from the revaluation of the fixed assets of Advanced Silicon Materials LLC, as well as a liquidation loss of ¥3,429 million (US$33 million) due to the sales of real estate holdings of Komatsu Silicon America, Inc., which had ceased production activities. Subtracting our interest income from our interest expense we saw net interest expense that was basically in line with last year’s levels at ¥6,564 million. At the same time we were able to limit our valuation losses after having seen a big loss on shareholdings arising from the weak markets and the valuations losses incurred on real estate during the last term.

(7) Income Before Income Taxes

Income before income taxes rose by ¥14,131 million to ¥27,036 million (US$260 million) in the current year from the ¥12,905 million recorded during the last term.

(8) Corporate Income Taxes

The corporate income tax rate (effective tax rate) was negative 13.0% for the fiscal year ended March 31, 2004 and 46.2% for the fiscal year ended March 31, 2003. The decrease was due mainly to the recognition of the deferred tax asset of ¥17,504 million (US$168 million) for the previously recognized loss on investment in Komatsu Silicon America, Inc.

(9) Minority Interests in Income of Subsidiaries

Komatsu Shantui Construction Machinery Co., Ltd. producing and selling construction equipment in China and Formosa Komatsu Silicon Corporation manufacturing and selling silicon wafers used in semiconductors enjoyed their favorable earnings performances and their attribution to minority shareholders increased. Consequently, minority interests in income of subsidiaries increased to ¥3,839 million (US$37 million) from ¥2,877 million in the last year.

(10) Equity in Earnings of Affiliated Companies

Thanks to the improvement in earnings of affiliated companies held under the equity accounting method, we saw an improvement in their contribution from ¥786 million in losses in the previous term to a ¥247 million (US$2 million) profit in the current term.

(11) Cumulative Effect of Accounting Change

In the previous year we implemented the Statement of Financial Accounting Standards No.142 regarding “Goodwill and Other Intangible Assets” and realized a loss of ¥265 million due to the impairment of the goodwill of Komatsu (Changzhou) Foundry Corporation.

(12) Net Income

Our net income during the current year grew by nine times to ¥26,963 million (US$259 million) from the previous year’s level of ¥3,009 million. Similarly our net income per share rose to ¥27.17 from ¥3.09 in the previous year. (the diluted earnings per share is ¥3.09 and ¥27.16 respectively for last and this term)

Liquidity and Capital Resources

(1) Funding and Liquidity Management

Our principal financial policy is to keep sufficient capital resources necessary for our business and to retain appropriate level of liquidity.

We fund the future capital expenditures and working capital through cash generated by operations and funding. Our interest bearing debt as of March 31, 2004 totaled ¥460,068 million (US$4,424 million), down ¥64,941 million from the previous year end, and our net interest bearing debt after deducting cash and deposits also decreased by ¥59,728 million to ¥388,598 million (US$3,737 million). This movement reflected the repayment of interest bearing debt through cash provided by operating and investing activities. As a result our net debt to equity ratio as of March 31, 2004 came down to 0.91, 0.22 point improvement from the previous year.

Our short-term debt as of March 31, 2004 decreased by ¥14,936 million to ¥97,057 million (US$933 million), while long-term debt including current maturities decreased by ¥50,005 million to ¥363,011 million (US$3,490 million) over the same period. Short-term debt primarily consists of short-term bank loans and is used as working capital by the group companies. Long-term debt consists of ¥182,463 million in loans from banks, insurance companies and other financial institutions, ¥67,186 million in Euro Medium Term Notes (EMTN), ¥7,504 million in Senior Notes due 2005 (payable in U.S. dollars), ¥35,000 million in unsecured bonds due 2006, ¥20,000 million in unsecured bonds due 2007, ¥10,000 million in unsecured bonds due 2009, and ¥40,858 million in capital lease obligations, most of which are used primarily for capital expenditures and long-term working capital. The Company has been registering a program to issue ¥100 billion in new bonds and the Company, Komatsu Finance America Inc., Komatsu Finance (Netherlands) B.V., Komatsu Europe Coordination Center N.V., and Komatsu Australia Holdings Pty. Ltd. hold 1.2 billion US Dollar EMTN Program to suit the requirements of our medium to long-term funding demands.

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The Company and certain of its consolidated subsidiaries have established a program to securitize trade notes and accounts receivables for the purpose of accelerating the receipt of cash related to its finance receivables and diversifying the funding source. As of March 31, 2004 the balance of securitized receivables stood at ¥136,149 million (US$1,309 million) and were not reflected in our consolidated balance sheet.

We are keeping the appropriate level of the liquidity with cash flows from our operating activities, bank loans, securitized receivables, and commercial paper issue.

Working capital in fiscal 2004 increased by ¥23,608 million to ¥260,549 million (US$2,505 million) caused by the increases in receivables and inventories accompanying the expansion of sales, as well as the repayment of short-term debt and long-term debt due within one year, and the current ratio in fiscal 2004 rose 4.1 points from the previous year to 150.1%. Judging from the current levels of the working capital and the current ratio, we believe that we maintain an adequate level of liquidity. The Company holds ¥50,000 million (US$481 million) commercial paper program and had ¥35,000 million unused amount as of March 31, 2004. Komatsu and certain consolidated subsidiaries have entered into contracts of committed credit line agreement totaled ¥46,826 million (US$450 million) with finance institutions to secure the liquidity and the unused amount was ¥38,691 million as of March 31, 2004.

(2) Cash-flow

Due to the improved business results, net cash provided by operating activities totaled ¥117,290 million (US$1,128 million), an increase of ¥69,033 million compared with the previous fiscal year which included the payments of early retirement benefits.

Net cash used in investing activities amounted to ¥40,931 million (US$394 million), a decrease of ¥4,913 million compared with the previous fiscal year, largely due to investments in production and sales facilities, and the acquisition of Partek Forest AB and Partek Forest Holdings, LLC.

Net cash used in financing activities amounted to ¥78,971 million (US$759 million), a decrease of ¥97,817 million compared with the previous fiscal year, mainly due to the reduction of interest bearing debt.

As a result, cash and cash equivalents as of March 31, 2004 totaled ¥71,406 million (US$687 million), a decrease of ¥4,746 million compared with the previous fiscal year.

(3) Capital Expenditure

With the prime focus on our Construction and Mining Equipment Business, we carried out investment in the development and production of new products, as well as in the rationalization of production operations, for the purpose of improving the competitiveness of our product lines. In addition, we responded to the rising level of demand on a global scale by bolstering our domestic production capacity in the area of the main components of our equipment, such as hydraulics and braking systems. Additionally, leased construction equipment was replaced with the aim of optimizing operating assets. In the Electronic Business, in addition to increasing our production capacity in 300-millimeter silicon wafers, we also invested in improving productivity and in shifting to higher-quality products, particularly 200-millimeter wafers.

As a result, our capital expenditure, on a consolidated basis, for the reporting term came to ¥78,049 million (US$750 million), an increase of ¥7,576 million from the previous business term.

(4) Contractual obligations

The following table sets forth Komatsu’s contractual obligations as of March 31, 2004.

	Millions of yen
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Short-term Debt Obligations	96,787	96,787	—	—	—
Long-term Debt Obligations (excluding Capital Lease Obligations)	315,746	41,160	188,342	68,320	17,924
Capital (Finance) Lease Obligations (including amounts representing interest)	44,370	13,064	19,984	8,561	2,761
Operating Lease Obligations	8,106	2,148	2,447	1,402	2,109

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	Millions of U.S. dollars
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Short-term Debt Obligations	931	931	—	—	—
Long-term Debt Obligations (excluding Capital Lease Obligations)	3,036	396	1,811	657	172
Capital (Finance) Lease Obligations (including amounts representing interest)	427	126	192	82	27
Operating Lease Obligations	78	21	24	13	20

Short-term and long-term debt obligations exclude SFAS No.133 market value adjustments of ¥270 million (US$3 million) and ¥6,407 million (US$62 million), respectively.

Commitments for capital expenditures outstanding at March 31, 2004 aggregated approximately ¥4,000 million (US$38 million).

Business Risk

The Company believes that, as an independent business entity, it must maintain its own management strategy and resources to win against the competition within a foreseeable scope based on available information.

The main business risks in the business environment surrounding the Company are as follows:

1	Economic and market conditions

The risk of large fluctuations in products demand and Komatsu group’s business environments depending on different local conditions in market, politics and economy, as Komatsu group operates globally.

2	Foreign exchange fluctuation

The risk of negative effects on Komatsu group’s financial results due to currency fluctuations in consideration that 60 % of total sales come from sales outside Japan. In addition, the risk of negative effects caused by exchange fluctuations on comparative price of Komatsu group’s products to that of foreign competitors’ and on import price of raw materials.

3	Finance

The risk of interest rate hike causing increases in interest payment for various borrowings and subsequent reduction in Komatsu group’s overall profits. In addition, the risk of negative effects on Komatsu group’s financial results and conditions caused by increases in funding shortage and liabilities of Komatsu group’s defined pension plans and a subsequent pension cost increase after fluctuations in market prices of marketable securities and interest rates in the financial markets.

4	Significant movement of Chinese economy

The risk of negative effects on Komatsu group’s financial results due to a reduction in products demand as a result of temporary economic turmoil and halt caused by unpredictable political and economic factors in the Chinese markets where Komatsu group is actively operating its businesses.

5	Price rise of steel materials

The risk of negative effects on Komatsu group’s financial results due to prolonged rising of steel materials price as global price of steel materials are kept high along with the expansion of the Chinese economy.

6	Competition

The risk of decrease in Komatsu group’s market share, sales and profits due to an increase in market competition caused by product development and price cut by competitors.

7	Local restrictions

The risk of negative effects on Komatsu group’s business and operating results caused by a cost increase after an enactment of unfavorable new regulations in a country where Komatsu group operates including import duties, quotas, currency restrictions and taxation.

8	Environmental restrictions

The risk of negative effects on Komatsu group’s business and operating results caused by cost increases and capital expenditures required under new regulations where environmental restrictions are revised.

9	Manufacturer’s liability

The risk of profit decrease due to costs for remedies in relation to Komatsu group’s product liability where a product failure causes an unpredictable accident.

10	Business alliance

The risk of negative effects on Komatsu group’s financial results caused by business failures of projects under corporate alliance with outside parties as a result of management and financial conflicts among the parties.

35

Market Risk Exposure

The companies are exposed to market risk primarily from changes in foreign currency exchange rates and interest rates with respect to international operations and foreign currency denominated credits and debts. In order to manage these risks that arise in the normal course of business, the companies enter into various derivative financial transactions pursuant to their policies and procedures. The companies do not enter into derivative foreign financial transactions for trading or speculative purposes.

The companies are exposed to credit-related losses in the event of nonperformance by counterparties to derivative financial instruments. However, because of the counterparties’ satisfactory credit ratings, none are expected to fail to meet their obligations.

Foreign Exchange Risk

To reduce foreign exchange risks against foreign currency denominated assets and liabilities, the companies execute forward exchange contracts and option contracts in a range of 50% to 100% based on their projected cash flow in foreign currencies.

The following table provides information concerning derivative financial instruments of the companies in relation to foreign currency exchange transactions existing as of March 31, 2004, which are translated into yen at the rate used on that date, together with the related weighted average contractual exchange rates as of March 31, 2004. As of March 31, 2004, the notional amount of option contracts is ¥1,061 million (US$10,202 thousand).

	Millions of yen (except average contractual rates)
Forwards to sell foreign currencies:			US$/Yen	EUR/Yen	US$ /EUR	Others	Total
Contract amounts			¥27,309	¥9,410	¥1,781	¥3,050	¥41,550
Average contractual rates			108.12Yen/US$	129.18Yen/EUR	0.83EUR/US$	—	—

Forwards to buy foreign currencies:	GBP/EUR	Yen/Yuan	Yen/ZAR	Yen/A$	US$/A $	Others	Total
Contract amounts	¥7,083	¥5,367	¥3,723	¥3,113	¥3,036	¥7,916	¥30,238
Average contractual rates	0.68GBP/EUR	12.81Yen/Yuan	14.58Yen/ZAR	79.90Yen/A$	0.74US$/A$	—	—

	Thousands of U.S. dollars
Forwards to sell foreign currencies:			US$/Yen	EUR/Yen	US$ /EUR	Others	Total
Contract amounts			$262,587	$90,481	$17,125	$29,326	$399,519

Forwards to buy foreign currencies:	GBP/EUR	Yen/Yuan	Yen/ZAR	Yen/A$	US$/A$	Others	Total
Contract amounts	$68,106	$51,606	$35,798	$29,933	$29,192	$76,115	$290,750

36

Interest Rate Risk

To reduce risks and hedge the cash flow, the companies engage in certain interest rate swaps, cross-currency swaps and cap option transactions for interest payment and interest receipt. Certain interest rate swap contracts are not qualified as hedges and are recorded at the fair value and the resultant gains are recognized as income.

The following tables provide information concerning debt obligations excluding capital lease obligations and derivatives and other financial instruments of the companies that are sensitive to changes in interest rates, mainly including interest rate swaps and cross-currency swaps. For debt obligations, the tables present principal cash flows and related weighted average interest rates by expected maturity dates. For interest rate and cross-currency swaps, the following tables present notional amounts and weighted average receive and pay interest rates. As of March 31, 2004, the notional amount and its average strike rate of interest cap transactions are ¥29,039 million (US$279,221 thousand) and 3.77%, respectively.

Long-term debt excluding capital lease obligations (including due within one year)

	Millions of yen
			Expected maturity date
	Average interest rate	Total	2005	2006	2007	2008	2009	Thereafter
U.S. dollar bonds	7.04%	¥7,504	¥—	¥7,504	¥—	¥—	¥—	¥—
Japanese yen bonds	1.58%	65,000	—	35,000	—	20,000	—	10,000
Euro medium-term notes	1.57%	60,779	19,468	14,781	19,814	6,716	—	—
Loans, principally from banks	1.53%	182,463	21,692	60,174	51,069	16,638	24,966	7,924

Total		¥315,746	¥41,160	¥117,459	¥70,883	¥43,354	¥24,966	¥17,924

Interest rate and cross-currency swaps

	Millions of yen
	Average interest rate			Expected maturity date
	Receive	Pay	Total	2005	2006	2007	2008	2009	Thereafter
Japanese yen interest rate swap	0.07%	1.13%	¥35,449	¥30,369	¥5,080	¥—	¥—	¥—	¥—
U.S. dollar interest rate swap	0.99%	2.33%	79,133	41,635	24,837	10,722	1,939	—	—
Yen/US$ cross-currency swap	0.80%	2.32%	69,000	20,500	15,000	16,500	9,000	5,000	3,000
Yen/EUR cross-currency swap	0.34%	2.19%	13,500	8,000	2,000	3,500	—	—	—
Others			2,564	1,454	552	558	—	—	—

Total			¥199,646	¥101,958	¥47,469	¥31,280	¥10,939	¥5,000	¥3,000

Long-term debt excluding capital lease obligations (including due within one year)

	Thousands of U.S. dollars
			Expected maturity date
	Average interest rate	Total	2005	2006	2007	2008	2009	Thereafter
U.S. dollar bonds	7.04%	$72,154	$—	$72,154	$—	$—	$—	$—
Japanese yen bonds	1.58%	625,000	—	336,538	—	192,308	—	96,154
Euro medium-term notes	1.57%	584,413	187,192	142,125	190,519	64,577	—	—
Loans, principally from banks	1.53%	1,754,452	208,577	578,596	491,048	159,981	240,058	76,192

Total		$3,036,019	$395,769	$1,129,413	$681,567	$416,866	$240,058	$172,346

Interest rate and cross-currency swaps

	Thousands of U.S. dollars
	Average interest rate			Expected maturity date
	Receive	Pay	Total	2005	2006	2007	2008	2009	Thereafter
Japanese yen interest rate swap	0.07%	1.13%	$340,856	$292,010	$48,846	$—	$—	$—	$—
U.S. dollar interest rate swap	0.99%	2.33%	760,894	400,337	238,817	103,096	18,644	—	—
Yen/US$ cross-currency swap	0.80%	2.32%	663,462	197,115	144,231	158,654	86,539	48,077	28,846
Yen/EUR cross-currency swap	0.34%	2.19%	129,808	76,923	19,231	33,654	—	—	—
Others			24,653	13,980	5,308	5,365	—	—	—

Total			$1,919,673	$980,365	$456,433	$300,769	$105,183	$48,077	$28,846

37

Ten-Year Summary

Komatsu Ltd. and Consolidated Subsidiaries

Years ended March 31

	Millions of yen (except per share amounts)
	2004	2003	2002
For the fiscal period
Net sales	¥1,196,418	¥1,089,804	¥1,035,891
Cost of sales	881,231	815,557	792,748
Income (loss) before income taxes, minority interests, equity in earnings and cumulative effect of accounting changes	27,036	12,905	(106,724)
Net income (loss)	26,963	3,009	(80,621)
As percentage of sales	2.3%	0.3%	(7.8)%
Capital expenditures	78,049	70,473	74,468

At fiscal period-end
Total assets	¥1,348,645	¥1,306,354	¥1,340,282
Working capital	260,549	236,941	167,581
Property, plant and equipment	367,361	400,087	405,301
Long-term debt—less current maturities	307,143	310,717	257,180
Shareholders’ equity	425,507	395,366	395,143
As percentage of total assets	31.6%	30.3%	29.5%

Per share data
Net income (loss) per share:
Basic	¥27.17	¥3.09	¥(84.46)
Diluted	27.16	3.09	(84.46)
Cash dividends per share	6.00	6.00	6.00
Shareholders’ equity per share	428.73	398.34	414.02

	Yen per U.S. dollar
	2004	2003	2002
Other information
Exchange rate into U.S. dollars (per the Federal Reserve Bank of New York):
At fiscal period-end	¥104	¥118	¥133
Average for the fiscal period	113	121	126
Range for the fiscal period:
High	120	128	134
Low	104	118	119

1.	Net income in 2003 includes a charge of ¥265 million for the cumulative effect of accounting changes for goodwill and other intangible assets.

2.	Total assets and shareholders’ equity in 2002 include the cumulative effect of adopting SFAS No. 133. (See Note 14)

3.	Total assets and shareholders’ equity after 1995 include the effect of adopting SFAS No. 115.

38

Millions of yen (except per share amounts)
2001	2000	1999	1998	1997	1996	1995

¥1,096,369	¥1,055,654	¥1,061,597	¥1,104,077	¥1,098,916	¥999,327	¥918,910
804,700	796,820	807,255	826,627	827,665	763,045	702,416

20,064	19,395	(9,604)	40,252	45,769	32,431	24,482
6,913	13,395	(12,378)	19,241	18,160	14,291	10,225
0.6%	1.3%	(1.2)%	1.7%	1.7%	1.4%	1.1%
79,310	57,728	114,874	123,026	70,604	47,499	41,492

¥1,403,195	¥1,375,280	¥1,524,600	¥1,561,662	¥1,512,730	¥1,593,003	¥1,541,972
203,233	221,517	256,039	212,096	228,404	260,296	254,992
438,795	397,534	440,706	393,603	299,098	264,842	257,219
238,349	245,289	292,250	196,898	163,590	140,208	140,550
474,257	490,454	495,643	524,201	541,933	606,444	575,534
33.8%	35.7%	32.5%	33.6%	35.8%	38.1%	37.3%

¥7.24	¥13.85	¥(12.77)	¥19.60	¥18.26	¥14.24	¥10.19
7.24	13.76	(12.77)	19.32	18.02	14.10	10.19
6.00	6.00	8.00	8.00	8.00	8.00	8.00
497.12	507.26	511.54	540.50	550.79	604.07	573.29

Yen per U.S. dollar
2001	2000	1999	1998	1997	1996	1995

¥126	¥103	¥118	¥133	¥124	¥107	¥87
112	110	128	124	113	96	99

126	121	145	133	124	107	105
106	102	113	115	105	84	87

39

Consolidated Balance Sheets

Komatsu Ltd. and Consolidated Subsidiaries

March 31, 2004 and 2003

	Millions of yen		Thousands of U.S. dollars (Note 1)
Assets	2004	2003	2004
Current assets
Cash and cash equivalents	¥71,406	¥76,152	$686,596
Time deposits	64	531	615
Trade notes and accounts receivable, less allowance for doubtful receivables of ¥15,222 million ($146,365 thousand) in 2004 and ¥9,063 million in 2003 (Notes 1, 4 and 9)	354,184	337,401	3,405,615
Inventories (Notes 1 and 5)	255,866	241,722	2,460,250
Deferred income taxes and other current assets (Notes 1, 15 and 19)	98,861	95,819	950,587

Total current assets	780,381	751,625	7,503,663

Investments
Investments in and advances to affiliated companies (Notes 1 and 7)	18,352	19,359	176,462
Investment securities (Notes 1, 6 and 20)	59,253	30,762	569,740
Other	1,267	2,296	12,183

Total investments	78,872	52,417	758,385

Land and buildings held for sale (Note 1)	3,824	8,926	36,769

Property, plant and equipment—less accumulated depreciation (Notes 1, 8, 9 and 16)	367,361	400,087	3,532,317

Goodwill (Notes 1 and 10)	16,812	5,550	161,654

Other intangible assets (Notes 1 and 10)	27,762	22,784	266,942

Deferred income taxes and other assets (Notes 1, 10, 15, 19 and 20)	73,633	64,965	708,010

	¥1,348,645	¥1,306,354	$12,967,740

The accompanying Notes to Consolidated Financial Statements are an integral part of these balance sheets.

40

	Millions of yen		Thousands of U.S. dollars (Note 1)
Liabilities and Shareholders’ Equity	2004	2003	2004
Current liabilities
Short-term debt (Notes 9 and 11)	¥97,057	¥111,993	$933,240
Current maturities of long-term debt (Notes 9, 11, 16 and 20)	55,868	102,299	537,192
Trade notes and accounts payable	218,911	174,904	2,104,914
Income taxes payable (Note 15)	12,957	6,516	124,587
Deferred income taxes and other current liabilities (Notes 1, 15 and 19)	135,039	118,972	1,298,452

Total current liabilities	519,832	514,684	4,998,385

Long-term liabilities
Long-term debt (Notes 9, 11, 16 and 20)	307,143	310,717	2,953,298
Liability for pension and retirement benefits (Notes 1 and 12)	43,692	48,848	420,115
Deferred income taxes and other liabilities (Notes 1, 15, 19 and 20)	14,825	8,536	142,548

Total long-term liabilities	365,660	368,101	3,515,961

Minority interests	37,646	28,203	361,981

Commitments and contingent liabilities (Note 18)
Shareholders’ equity (Notes 1 and 13)
Common stock:
Authorized, 3,955,000,000 shares in 2004 and 2003;
Issued and outstanding, 998,744,060 shares in 2004 and 2003;	67,870	67,870	652,596
Capital surplus	135,675	135,686	1,304,567
Retained earnings:
Appropriated for legal reserve	21,629	21,030	207,971
Unappropriated	227,825	207,416	2,190,625
Accumulated other comprehensive income (loss) (Notes 1, 6, 12 and 14)	(23,794)	(32,981)	(228,788)
Treasury stock at cost, 6,255,784 shares in 2004 and 6,215,411 shares in 2003 (Note 13)	(3,698)	(3,655)	(35,558)

Total shareholders’ equity	425,507	395,366	4,091,413

	¥1,348,645	¥1,306,354	$12,967,740

41

Consolidated Statements of Income

Komatsu Ltd. and Consolidated Subsidiaries

Years ended March 31, 2004, 2003 and 2002

	Millions of yen			Thousands of U.S. dollars (Note 1)
	2004	2003	2002	2004
Revenues
Net sales (Notes 1 and 7)	¥1,196,418	¥1,089,804	¥1,035,891	$11,504,019
Interest and other income	11,945	13,436	34,278	114,856

Total	1,208,363	1,103,240	1,070,169	11,618,875

Costs and expenses (Notes 16 and 22)
Cost of sales	881,231	815,557	792,748	8,473,375
Selling, general and administrative	249,261	241,069	256,364	2,396,740
Interest	14,915	14,693	16,842	143,413
Impairment loss on long-lived assets (Note 1)	19,051	—	52,242	183,183
Special termination benefit (Note 12)	—	—	30,131	—
Other	16,869	19,016	28,566	162,202

Total	1,181,327	1,090,335	1,176,893	11,358,913

Income (loss) before income taxes, minority interests and equity in earnings	27,036	12,905	(106,724)	259,962

Income taxes (Notes 1 and 15)
Current	20,354	6,681	3,914	195,712
Deferred	(23,873)	(713)	(25,844)	(229,548)

Total	(3,519)	5,968	(21,930)	(33,836)

Income (loss) before minority interests and equity in earnings	30,555	6,937	(84,794)	293,798
Minority interests in (income) loss of consolidated subsidiaries	(3,839)	(2,877)	3,775	(36,913)
Equity in earnings (losses) of affiliated companies	247	(786)	398	2,375
Income (loss) before cumulative effect of accounting change	26,963	3,274	(80,621)	259,260
Cumulative effect of accounting change	—	(265)	—	—

Net income (loss)	¥26,963	¥3,009	¥(80,621)	$259,260

	Yen			U.S. cents
Per share data (Notes 1 and 17):
Income (loss) before cumulative effect of accounting change:
Basic	¥27.17	¥3.36	¥(84.46)	26.13 ¢
Diluted	27.16	3.36	(84.46)	26.12
Cumulative effect of accounting change:
Basic	—	(0.27)	—	—
Diluted	—	(0.27)	—	—
Net income (loss):
Basic	27.17	3.09	(84.46)	26.13
Diluted	27.16	3.09	(84.46)	26.12
Dividends per share (Note 1)	6.00	6.00	6.00	5.77

The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

42

Consolidated Statements of Shareholders’ Equity

Komatsu Ltd. and Consolidated Subsidiaries

Years ended March 31, 2004, 2003 and 2002

	Millions of yen			Thousands of U.S. dollars (Note 1)
	2004	2003	2002	2004
Common stock
Balance, beginning of year	¥67,870	¥67,870	¥67,870	$652,596
Balance, end of year	¥67,870	¥67,870	¥67,870	$652,596

Capital surplus
Balance, beginning of year	¥135,686	¥117,439	¥117,418	$1,304,673
Sales of treasury stock	(11)	9	21	(106)
Issuance of shares to acquire minority interests of consolidated subsidiaries	—	18,238	—	—

Balance, end of year	¥135,675	¥135,686	¥117,439	$1,304,567

Retained earnings Appropriated for legal reserve
Balance, beginning of year	¥21,030	¥20,852	¥20,718	$202,211
Transfer from unappropriated retained earnings	599	178	134	5,760

Balance, end of year	¥21,629	¥21,030	¥20,852	$207,971

Unappropriated retained earnings
Balance, beginning of year	¥207,416	¥210,309	¥300,499	$1,994,385
Adjustments for change of fiscal period of consolidated subsidiaries (Note 1)	—	—	(3,705)	—
Net income (loss)	26,963	3,009	(80,621)	259,260
Cash dividends paid	(5,955)	(5,724)	(5,730)	(57,260)
Transfer to retained earnings appropriated for legal reserve	(599)	(178)	(134)	(5,760)

Balance, end of year	¥227,825	¥207,416	¥210,309	$2,190,625

Accumulated other comprehensive income (loss)
Balance, beginning of year	¥(32,981)	¥(18,393)	¥(29,204)	$(317,125)
Adjustments for change of fiscal period of consolidated subsidiaries (Note 1)	—	—	9,447	—
Other comprehensive income (loss) for the year, net of tax	9,187	(14,588)	1,364	88,337

Balance, end of year	¥(23,794)	¥(32,981)	¥(18,393)	$(228,788)

Treasury stock
Balance, beginning of year	¥(3,655)	¥(2,934)	¥(3,044)	$(35,144)
Purchase of treasury stock	(153)	(721)	(643)	(1,471)
Sales of treasury stock	110	—	753	1,057

Balance, end of year	¥(3,698)	¥(3,655)	¥(2,934)	$(35,558)

Total shareholders’ equity	¥425,507	¥395,366	¥395,143	$4,091,413

Disclosure of comprehensive income (loss)
Net income (loss) for the year	¥26,963	¥3,009	¥(80,621)	$259,260
Other comprehensive income (loss) for the year, net of tax	9,187	(14,588)	1,364	88,337

Comprehensive income (loss) for the year	¥36,150	¥(11,579)	¥(79,257)	$347,597

The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

43

Consolidated Statements of Cash Flows

Komatsu Ltd. and Consolidated Subsidiaries

Years ended March 31, 2004, 2003 and 2002

	Millions of yen			Thousands of U.S. dollars (Note 1)
	2004	2003	2002	2004
Operating activities
Net income (loss)	¥26,963	¥3,009	¥(80,621)	$259,260
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation and amortization	69,863	70,229	61,581	671,760
Deferred income taxes	(23,873)	(713)	(25,844)	(229,548)
Net loss (gain) from sale of investment securities	(211)	6,454	8,696	(2,029)
Gain on sale of property	(2,198)	(3,410)	(16,454)	(21,135)
Loss on disposal or sale of fixed assets	7,611	3,974	7,202	73,183
Impairment loss on long-lived assets	19,051	—	52,242	183,183
Pension and retirement benefits, net	1,725	(29,939)	10,364	16,587
Changes in assets and liabilities:
Decrease (increase) in trade receivables	(22,410)	9,470	62,551	(215,481)
Decrease (increase) in inventories	(17,112)	21,298	20,611	(164,538)
Increase (decrease) in trade payables	41,188	(20,580)	(37,942)	396,038
Increase (decrease) in income taxes payable	6,123	(368)	(3,491)	58,875
Other, net	10,570	(11,167)	1,426	101,634

Net cash provided by operating activities	117,290	48,257	60,321	1,127,789

Investing activities
Capital expenditures	(59,350)	(69,182)	(54,118)	(570,673)
Proceeds from sales of property	15,750	18,627	32,377	151,442
Proceeds from sales of investment securities	14,056	9,453	7,866	135,154
Purchases of investment securities	(4,308)	(4,549)	(4,848)	(41,423)
Acquisition of subsidiaries, net of cash acquired	(10,440)	5,300	—	(100,385)
Collection of loan receivables	7,988	14,418	8,729	76,808
Disbursement of loan receivables	(4,553)	(10,537)	(7,112)	(43,779)
Decrease (increase) in time deposits	(74)	452	173	(712)

Net cash used in investing activities	(40,931)	(36,018)	(16,933)	(393,568)

Financing activities
Proceeds from long-term debt	40,107	152,726	47,927	385,644
Repayments on long-term debt	(90,134)	(55,862)	(49,110)	(866,673)
Decrease in short-term debt, net	(12,839)	(61,115)	(28,391)	(123,452)
Repayments of capital lease obligations	(10,107)	(10,458)	(5,331)	(97,183)
Sale (purchase) of treasury stock, net	(43)	(721)	180	(413)
Dividends paid	(5,955)	(5,724)	(5,730)	(57,260)

Net cash provided by (used in) financing activities	(78,971)	18,846	(40,455)	(759,337)

Effect of exchange rate change on cash and cash equivalents	(2,134)	(325)	881	(20,519)

Net increase (decrease) in cash and cash equivalents	(4,746)	30,760	3,814	(45,635)
Cash and cash equivalents, beginning of year	76,152	45,392	39,760	732,231
Adjustment for change of fiscal period on consolidated subsidiaries	—	—	1,818	—

Cash and cash equivalents, end of year	¥71,406	¥76,152	¥45,392	$686,596

The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

44

Notes to Consolidated Financial Statements

Komatsu Ltd. and Consolidated Subsidiaries

1. Description of Business, Basis of Financial Statements and Summary of Significant Accounting Policies

Description of Business

Komatsu Ltd. (“the Company”) and consolidated subsidiaries (together “the companies”) primarily manufacture and market various types of construction and mining equipment throughout the world. They also engage in Industrial Machinery, Vehicles and Others business, and Electronics business including semiconductor products.

The consolidated net sales of the Company and consolidated subsidiaries for the year ended March 31, 2004, consisted of the following:

Construction and mining equipment – 72.2%, Industrial Machinery, Vehicles and Others – 20.2%, Electronics – 7.6%.

Sales are made principally under the Komatsu brand name, and are almost entirely through sales subsidiaries and sales distributors. These subsidiaries and distributors are responsible for marketing and distribution and primarily sell to retail dealers in their geographical area. Of consolidated net sales for the year ended March 31, 2004, 59.6% were generated outside Japan, with 23.2% in the Americas, 12.7% in Europe, 7.3% in China, 11.3% in Asia (excluding Japan and China) and Oceania, and 5.1% in the Middle East and Africa.

The manufacturing operations of the Company and consolidated subsidiaries are conducted primarily at plants in Japan, United States, Germany, United Kingdom, Indonesia, Brazil, Italy, China and Taiwan.

The Company has changed the segment name of “Others” to “Industrial Machinery, Vehicles and Others”, for all periods.

Basis of Financial Statements

The accompanying consolidated financial statements are stated in Japanese yen, the functional currency of the country in which the Company is incorporated and principally operates. The translation of Japanese yen amounts into United States dollar amounts for the year ended March 31, 2004, is included solely for the convenience of readers outside Japan and has been made at the rate of ¥104 to $1, the approximate rate of exchange prevailing at the Federal Reserve Bank of New York on March 31, 2004. Such translation should not be construed as a representation that Japanese yen amounts could be converted into United States dollars at the above or any other rate.

The accompanying consolidated financial statements reflect certain adjustments, not recorded in the companies’ books, to present them in conformity with accounting principles generally accepted in the United States of America. These adjustments are made mainly in connection with accounting for liability for pension and other retirement benefits, leases, impairment of long-lived assets, derivative financial instruments, and recognition of certain accrued expenses. Certain reclassifications have been made to prior year amounts to conform with current year presentation.

Summary of Significant Accounting Policies

(1) Consolidation and Investments in Affiliated Companies

The consolidated financial statements include the accounts of the Company and all of its majority-owned domestic and foreign subsidiaries, except for certain immaterial subsidiaries.

The accounts of any variable interest entities that must be consolidated under FASB Interpretation No. 46 (revised December 2003) (“FIN 46R”), “Consolidation of Variable Interest Entities” are included in the consolidated financial statements.

The company had acquired 100% of the shares of Partek Forest AB and Partek Forest Holdings LLC for EUR 120 million from KONE, a Finnish company, in December 2003. From December 31, 2003, these two companies and their 12 subsidiaries have been treated as consolidated companies and their one affiliated company was treated as an equity method investment.

At the beginning of fiscal 2002, the Company changed the consolidated closing date for certain overseas subsidiaries from December 31 to March 31. As a result, unappropriated retained earnings decreased by ¥3,705 million, and other comprehensive income (loss) increased by ¥9,447 million.

Investments in 20 to 50% owned affiliated companies whereby the Company has the ability to exercise significant influence over the operational and financial policies of a company, and certain immaterial subsidiaries not consolidated are, with minor exceptions, accounted for by the equity method.

(2) Translation of Foreign Currency Accounts

Under the provisions of Statement of Financial Accounting Standards (“SFAS”) No. 52, “Foreign Currency Translation,” assets and liabilities are translated at the exchange rates in effect at each fiscal year-end, and income and expenses are translated at the average rates of exchange prevailing during each fiscal year in consolidating the financial statements of overseas subsidiaries. The resulting translation adjustments are included as a separate component of accumulated other comprehensive income (loss) in the accompanying consolidated financial statements. All foreign currency transaction gains and losses are included in other income or expenses in the period incurred.

(3) Allowance for Doubtful Trade Receivables

The companies record an allowance for doubtful receivables that is based upon historical experience and specific customer collection issues.

(4) Inventories

Inventories, consisting of finished products including finished parts held for sale, work in process, and materials and supplies, are stated at the lower of cost or market. Cost is determined by the last-in, first-out method for finished parts held for sale and by using actual costs accumulated under a job-order cost system for other finished products and work in process. Cost of materials and supplies are stated at average cost.

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(5) Investment Securities

In compliance with SFAS No. 115, “Accounting for Certain Investments in Debt and Equity Securities,” the companies’ investments in debt and equity securities are categorized as available-for-sale securities which are stated at fair value. Changes in fair values are included as a separate component of accumulated other comprehensive income (loss) in the accompanying consolidated financial statements.

Unrealized losses are charged against net earnings when a decline in market value below cost is determined to be other than temporary based primarily on the financial condition of the issuer and the extent and length of the time of the decline.

Investments whose market values have declined below cost that extends for six months are automatically written down to the fair value in all cases.

(6) Land and Buildings Held for Sale

Land and buildings held for sale are stated at the lower of cost or market value less cost to sell. During fiscal years ended in March 31, 2004 and 2003, the Company recorded a total charge of ¥1,092 million ($10,500 thousand) and ¥ 6,348 million, respectively, in other expense to reduce the carrying values of assets held for sale to current estimated market values less cost to sell.

(7) Property, Plant and Equipment, and Related Depreciation

Property, plant and equipment are stated at cost. Depreciation is computed principally using the declining-balance method at rates based on the estimated useful lives of the assets. The average depreciation periods are 26 years for buildings and 9 years for machinery and equipment, respectively. Effective rates of depreciation for buildings, machinery and equipment for the years ended March 31, 2004, 2003 and 2002, are as follows:

	2004	2003	2002
Buildings	9%	9%	9%
Machinery and equipment	23%	23%	23%

Certain leased machinery and equipment are accounted for as capital leases in conformity with SFAS No. 13, “Accounting for Leases.” The aggregate cost included in property, plant and equipment and related accumulated depreciation as of March 31, 2004 and 2003 are as follows:

	Millions of yen		Thousands of U.S. dollars
	2004	2003	2004
Aggregate cost	¥66,964	¥56,683	$643,885
Accumulated depreciation	27,343	20,574	262,913

Ordinary maintenance and repairs are charged to expense as incurred. Major replacements and improvements are capitalized. When properties are retired or otherwise disposed of, the property and related accumulated depreciation accounts are relieved of the applicable amounts and any differences are included in other income or expenses.

(8) Goodwill and Other Intangible Assets

The companies have adopted SFAS No. 141 “Business Combinations” and SFAS No. 142 “Goodwill and Other Intangible Assets”. SFAS No. 141 requires the use of only the purchase method of accounting for business combinations and refines the definition of intangible assets acquired in a purchase business combination. SFAS No. 142 eliminates the amortization of goodwill and instead requires annual impairment testing thereof. SFAS No. 142 also requires recognized intangible assets with a definite useful life to be amortized over their respective estimated useful lives and reviewed for impairment annually in accordance with SFAS No. 144. Any recognized intangible asset determined to have an indefinite useful life is not to be amortized, but instead tested for impairment based on its fair value until its life is determined to no longer be indefinite.

The companies fully adopted the provisions of SFAS No. 141 and SFAS No. 142 as of April 1, 2002. Goodwill acquired in business combinations completed before July 1, 2001, was amortized through March 31, 2002. In connection with the transition provision of SFAS No. 142, the Company was required to perform an assessment of whether there was an indication that any existing goodwill was impaired as of April 1, 2002. To accomplish this, the Company (1) identified its reporting units, (2) determined the carrying value of each reporting unit by assigning the assets and liabilities, including the existing goodwill and intangible assets, to those reporting units, and (3) determined the fair value of each reporting unit. The Company completed the transitional assessment and recognized an impairment loss amounting to ¥265 million as of April 1, 2002 since the carrying amount of the applicable reporting unit’s goodwill exceeded its implied fair value. As specified by SFAS No. 142, such transitional impairment loss was reflected as a cumulative effect adjustment in the consolidated statement of income. The Company also completed the annual assessments for the year ended March 31, 2004 and 2003, and determined that no additional goodwill impairment charge was necessary.

(9) Revenue Recognition

The companies recognize revenue from product sales at the time when (1) title and risk of all ownership is transferred to independently owned and operated dealers or customers, (2) products are received and accepted by the customers for major products such as construction equipment and upon shipment for parts and certain other products, (3) sales price is fixed or determinable and (4) amounts are reasonably assured of collection.

Revenues are recorded net of discounts and allowances.

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(10) Income Taxes

In accordance with SFAS No. 109, “Accounting for Income Taxes,” income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences and carryforwards are expected to be realized or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

(11) Product Warranties

The companies establish a liability for estimated product warranty cost after sales. Estimates for accrued product warranty cost are primarily based on historical experience.

(12) Pension and Retirement Benefits

The defined benefit plans are accounted for in accordance with SFAS No. 87, “Employers’ Accounting for Pensions,” except for certain subsidiaries’ pension plans which in the aggregate are not significant. Certain domestic subsidiaries also have local severance payment plans under which accrued severance liabilities are stated on the vested benefits obligation basis, which is the amount required to be paid if all eligible employees voluntarily terminated their employment as of the balance-sheet date.

Amortization of unrecognized net gain or loss is included as a component of the Company’s net periodic pension cost for a year if, as of the beginning of the year, that unrecognized net gain or loss exceeds 10 percent of the greater of (1) the projected benefit obligation or (2) the fair value of that plan’s assets.

In such case, the amount of amortization recognized by the Company is the resulting excess divided by average remaining service period of active employees expected to receive benefits under the plan. The expected return on plan assets is determined based on the historical long-term rate of return on plan assets. The discount rate is determined based on the rates of return of high-quality fixed income investments currently available and expected to be available during the period to maturity of the pension benefits.

(13) Stock-Based Compensation

The Company applies Accounting Principles Board (APB) Opinion No. 25, “Accounting for Stock Issued to Employees” as permitted by SFAS No. 123, “Accounting for Stock-Based Compensation.” SFAS No. 123 gives entities a choice of measuring related compensation expense by using the fair value method or the intrinsic value approach under APB Opinion No. 25. Any excess of market price over exercise price at the grant date would be charged to expense over the vesting period.

The following table summarizes the results of the Company if compensation cost for stock options granted and for employee stock purchases under the plan had been determined in accordance with the fair value based method prescribed by SFAS No. 123:

	Millions of yen			Thousands of U.S. dollars
	2004	2003	2002	2004
Net income (loss), as reported	¥26,963	¥3,009	¥(80,621)	$259,260
Total stock-based compensation expenses determined using the fair value based method	229	75	135	2,202
Pro forma net income (loss)	26,734	2,934	(80,756)	257,058

	Yen			U.S. cents
Net income (loss) per share, basic and diluted:	2004	2003	2002	2004

Basic earnings (loss) per share As reported	¥27.17	¥3.09	¥(84.46)	26.12	¢
Pro forma	26.94	3.01	(84.60)	25.90

Diluted earnings (loss) per share As reported	¥27.16	¥3.09	¥(84.46)	26.13
Pro forma	26.93	3.01	(84.60)	25.89

(14) Per Share Data

Basic net income (loss) per share has been computed by dividing net income (loss) by the weighted-average number of common shares outstanding during each fiscal year, after deducting treasury shares. Diluted net income (loss) per share reflects the potential dilution computed on the basis that all convertible bonds were converted at the beginning of the year and that all stock options were exercised (less the number of treasury shares assumed to be purchased from proceeds using the average market price of the Company’s common shares) to the extent that each is not antidilutive.

Dividends per share shown in the accompanying consolidated statements of income have been calculated based on dividends approved and paid in each fiscal year.

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(15) Consolidated Statements of Cash Flows

For the purpose of the consolidated statements of cash flows, cash and cash equivalents include highly liquid investments with an original maturity of three months or less at the date of purchase.

(16) Derivative Financial Instruments

The companies use various derivative financial instruments to manage their interest rate and foreign exchange exposure.

Effective April 1, 2001, the companies adopted SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities” and SFAS No. 138, “Accounting for Certain Derivative Instruments and Certain Hedging Activities, an amendment of FASB Statement No. 133.” SFAS No. 133 as amended requires that all derivatives, including derivatives embedded in other financial instruments, be measured at fair value and recognized as either assets or liabilities on the consolidated balance sheet. Changes in the fair values of derivative instruments not designated or not qualifying as hedges under SFAS No. 133 or any ineffective portion of qualified hedges are recognized in earnings in the current period. Changes in the fair values of derivative instruments used effectively as fair value hedges are recognized in earnings, along with changes in the fair value of the hedged item. Changes in the fair value of the effective portions of cash flow hedges are reported in other comprehensive income (loss), and recognized in earnings when the hedged item is recognized in earnings.

The cumulative effect adjustment upon the adoption of SFAS No. 133 and 138, net of the related tax effect, resulted in an immaterial impact to net income and a decrease to other comprehensive income (loss) of ¥670 million.

In April 2003, the Financial Accounting Standard Board “FASB” issued No. 149 (“Amendment of Statement 133 on Derivative Instruments and Hedging Activities” ). This Statement amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts (collectively referred to as derivatives) and for hedging activities under FASB Statement No. 133, (“Accounting for Derivative Instruments and Hedging Activities”).

The companies adopted FASB No.149 from July 1, 2003. The effect of adopting this statement was not material to the consolidated financial position or results of operations.

(17) Impairment of Long-Lived Assets and Long-Lived Assets to be Disposed of

In accordance with SFAS No. 144 “Accounting for the Impairment or Disposal of Long-Lived Assets,” which develops a single accounting method, based on the framework established in SFAS No. 121, “Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of,” the long-lived assets and certain identifiable intangibles to be held and used by the companies are reviewed for impairment based on a cash flow analysis of related operations whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Long-lived assets and certain identifiable intangibles to be disposed of are reported at the lower of carrying amount or fair value less cost to sell. The adoption of SFAS No. 144 as of April 1, 2002, did not have a significant impact on the consolidated financial statements.

In the fiscal year ended March 31, 2002, the companies recorded an impairment loss of ¥24,983 million, on long-lived assets related to certain production facilities at its wholly owned subsidiary, Komatsu Silicon America, Inc. which is in the electronics segment. The reason for this impairment is that management has changed its policy now to sell or dispose of these facilities instead of holding them for future use. The impairment loss was calculated based on an estimated fair value less cost to sell of the facilities under current market conditions utilizing independent appraisal of the facilities.

Additionally in the fiscal year ended March 31, 2002, the companies, due to the decline in the market demand, recorded impairment losses of ¥27,259 million on production facilities being operated by a consolidated subsidiary, Advanced Silicon Materials LLC (ASiMI) which is also in the electronics segment. Specifically, an impairment loss of ¥13,411 million for its Butte plant in Montana was calculated using the best estimate of discounted future cash flows based on the decision to continue its operation, and one of ¥13,848 million for its Moses Lake plant in Washington was calculated using the estimate of realizable value based on the decision to discontinue its production.

Also, in the fiscal year ended March 31, 2004, ASiMI re-appraised its fixed assets of the Butte plant using estimated future cash flows and recorded an impairment loss of ¥17,534 million ($168,596 thousand) on them based on the assumption that the business environment will remain unfavorable with belated elimination of demand-and-supply gap for polycrystalline silicon as well as intensified pricing competition.

(18) Use of Estimates

The Company’s management has made a number of estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses to prepare these financial statements in conformity with generally accepted accounting principles. Actual results could differ from the estimates and assumptions.

The Company has identified five areas where it believes assumptions and estimates are particularly critical to the financial statements. These are the determination of the allowance for doubtful receivables, impairment on long-lived assets and goodwill, pension liabilities and expenses, fair value of financial instruments and realization of deferred tax assets.

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(19) New Accounting Standards

In January 2003, the FASB issued Interpretation No. 46 (FIN 46), “Consolidation of Variable Interest Entities (“VIEs”),” which addresses consolidation by business enterprises of variable interest entities that either: (1) do not have sufficient equity investment at risk to permit the entity to finance its activities without additional subordinated financial support, or (2) the equity investors lack an essential characteristic of a controlling financial interest. In December 2003, the Financial Accounting Standards Board issued FASB Interpretation No. 46 (revised December 2003)(“FIN 46R”), ”Consolidation of Variable Interest Entities”, which addresses how a business enterprise should evaluate whether it has a controlling financial interest in an entity through means other than voting rights and accordingly should consolidate the entity. FIN 46R replaces FIN 46.

For any VIEs that must be consolidated under FIN 46R that were created before December 31, 2003, the assets, liabilities and non-controlling interests of the VIEs initially would be measured at their carrying amounts at the date the requirements of this Interpretation first apply. If determining the carrying amounts is not practicable, fair value at the date FIN 46R first applies may be used to measure the assets, liabilities and non- controlling interest of the VIEs. Any difference between the net amount added to the balance sheet of the consolidating enterprise and the amount of any previously recognized interest in the newly consolidated entity shall be recognized as the cumulative effect of an accounting change.

Foreign private issuers with variable interests in “VIEs” created after January 31, 2003 are required to apply FIN 46R immediately. The mandatory effective dates of FIN 46R for foreign private issuers with variable interests in VIEs created before February 1, 2003 vary depending on the foreign private issuers’ year-end and frequency of interim reporting. The companies were required to apply FIN 46R to both special-purpose entities and other VIEs in consolidated financial statements from the periods beginning April 1, 2004.

For any VIEs that must be consolidated under FIN 46R that were created before February 1, 2003, the cumulative effect of the accounting change should be recognized as of April 1, 2004.

The adoption of FIN 46R did not have and is not expected to have a material effect on the Company's consolidated financial position and results of operations.

2. Supplemental Cash Flow Information

Additional cash flow information and noncash investing and financing activities for the years ended March 31, 2004, 2003 and 2002, are as follows:

	Millions of yen			Thousands of U.S. dollars
	2004	2003	2002	2004
Additional cash flow information:
Interest paid	¥14,911	¥14,370	¥17,091	$143,375
Income taxes paid	13,102	6,831	13,139	125,981

Noncash investing and financing activities:
Acquisition of minority interests of two consolidated subsidiaries through stock for stock exchanges:
Net assets acquired	—	18,238	—	—

Capital lease obligations incurred	18,699	12,022	9,203	179,798

On October 2002, the Company acquired all of the minority interests, representing 48.5% and 45.7% of the issued and outstanding shares, of its existing consolidated subsidiaries, Komatsu Forklift Co., Ltd. (“Komatsu Forklift”) and Komatsu Zenoah Co. (“Komatsu Zenoah”), respectively, through stock for stock exchanges. As a result the Company issued 23,691 thousand shares and 16,132 thousand shares for minority interest, respectively.

The Company has used the purchase method of accounting to record the transactions in conformity with SFAS No. 141 and accordingly, has allocated the purchase price based on estimated fair values of acquired net assets. The cost of acquired minority interests were ¥10,850 million and ¥7,388 million for Komatsu Forklift and Komatsu Zenoah, respectively.

3. Acquisition

In December 2003, the Company acquired 100% of the shares of Partek Forest AB and Partek Forest Holdings LLC for cash of Euro 120 million in order to make full-scale entry to the forestry equipment market. From this fiscal year ended March 31, 2004, these two companies and their 12 subsidiaries (collectively, Partek Forest group) were treated as consolidated companies and their one affiliated company was treated as an equity method investment. The Company accounts for the investment based on a fiscal period ended 90 days prior to the Company’s year end; therefore, it has included the consolidated balance sheet as of December 31, 2003 of Partek Forest group in the consolidated financial statements of the Company as of March 31, 2004. The business of Partek Forest group is primarily manufacture and sale of forestry equipment mainly used in Europe and North America.

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The purchase price allocation has been prepared on a preliminary basis, and reasonable changes are expected as additional information becomes available. Following is a summary of the estimated fair values of the assets acquired and liabilities assumed as of the date of the acquisition:

	Millions of yen	Thousands of U.S. dollars
Current assets	¥12,154	$116,865
Property, plant and equipment	2,535	24,375
Intangible assets	6,496	62,462
Goodwill	6,439	61,913
Other assets	43	414
Total assets acquired	27,667	266,029
Current liabilities	11,309	108,740
Long-term liabilities	2,993	28,779
Total liabilities assumed	14,302	137,519
Purchase price	¥13,365	$128,510

Total intangible assets of ¥6,496 million ($62,462 thousand) will be amortized over their weighted-average useful lives, which includes technology assets of ¥2,513 million ($24,163 thousand), dealer network of ¥1,315 million ($12,644 thousand) and customer relationships of ¥1,108 million ($10,654 thousand) (6, 9 and 15 years weighted-average useful lives, respectively).

The goodwill of ¥6,439 million ($61,913 thousand) was assigned to the construction and mining equipment segment. The total amount of goodwill is not deductible for tax purposes.

4. Trade Notes and Accounts Receivable

The receivables at March 31, 2004 and 2003 are summarized as follows:

	Millions of yen		Thousands of U.S. dollars
	2004	2003	2004
Trade notes	¥114,323	¥122,470	$1,099,259
Accounts receivable	255,083	223,994	2,452,721

Total	369,406	346,464	3,551,980

Less: allowance	(15,222)	(9,063)	(146,365)

Net trade receivables	¥354,184	¥337,401	$3,405,615

The Company and certain of its consolidated subsidiaries follow the practice of including the portion of installment and lease receivables due after one year (less unearned interest) in current assets. Receivables due after one year (less unearned interest) amounted to ¥68,869 million ($662,202 thousand) and ¥61,177 million at March 31, 2004 and 2003, respectively.

Lease receivables are included in accounts receivable above and represent receivables from customers for equipment leased by Komatsu Forklift Co., Ltd. These leases are accounted for as sales-type leases in conformity with SFAS No. 13. Equipment sales revenue from sales-type leases are recognized at the inception of the lease.

At March 31, 2004 and 2003, lease receivables comprised the following:

	Millions of yen		Thousands of U.S. dollars
	2004	2003	2004
Minimum lease payments receivable	¥11,384	¥11,925	$109,462
Unearned income	(913)	(967)	(8,779)

Net lease receivables	¥10,471	¥10,958	$100,683

Cash flows received for all securitization activities for the years ended March 31, 2004 and 2003 were ¥294,210 million ($2,828,942 thousand) and ¥255,342 million from the sales of trade notes and accounts receivable.

The Company and its consolidated subsidiaries retain servicing responsibilities, however contractual servicing fees are not received from the third parties separately. The investors and the securitization trusts have no or limited recourse rights to the Company and its consolidated subsidiaries’ assets in case of debtors’ default. Appropriate reserves have been established for potential losses relating to the limited recourse of the sold receivables. Also the Company and its consolidated subsidiaries, except for a certain U.S. subsidiary, as transferor do not retain any interest in the receivables sold.

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The components of securitized trade receivables and other assets managed together at March 31, 2004 and 2003 were as follows:

	Millions of yen		Thousands of U.S. dollars
	2004	2003	2004
Total amount of trade receivables that are managed and securitized	¥505,555	¥482,134	$4,861,105
Assets transferred	(136,149)	(135,670)	(1,309,125)

Total amount of trade receivable on B/S	¥369,406	¥346,464	$3,551,980

A certain U.S. subsidiary’s retained interests, which are included in the recourse provisions, are subordinate to investor’s interests and their value are subject to certain key assumptions. Key assumptions used in measuring the fair value of retained interests related to securitization transactions completed during the year ended March 31, 2004 and 2003 were as follows:

	2004	2003
Weighted-average life	48 months	48 months
Prepayment speed over the life	2.3%	2.3%
Expected credit losses over the life	1.6%	2.2%
Discount rate on cash flow	1.6 -2.1%	2.2 -3.5%

The carrying value of retained interest was ¥ 5,822 million ($ 55,981 thousand) and ¥4,174 million as of March 31, 2004 and 2003, respectively. The impacts of 10% and 20% changes to the key assumptions on the fair value of retained interest as of March 31, 2004 are immaterial.

5. Inventories

At March 31, 2004 and 2003, inventories comprised the following:

	Millions of yen		Thousands of U.S. dollars
	2004	2003	2004
Finished products, including finished parts held for sale	¥174,982	¥163,434	$1,682,519
Work in process	52,702	47,981	506,750
Materials and supplies	28,182	30,307	270,981

Total	¥255,866	¥241,722	$2,460,250

6. Investment Securities

Investment securities at March 31, 2004 and 2003, primarily consisted of securities available for sale.

The cost, gross unrealized holding gains and losses, and fair value for such investment securities by major security types at March 31, 2004 and 2003, are as follows:

	Millions of yen
	Cost	Gross unrealized holding		Fair value
		Gains	Losses
At March 31, 2004
Investment securities available for sale:
Marketable debt securities	¥10	¥—	¥—	¥10
Marketable equity securities	17,430	27,586	0	45,016
Other investment securities at cost	14,227	—	—	14,227

	¥31,667	¥27,586	¥0	¥59,253

At March 31, 2003
Investment securities available for sale:
Marketable debt securities	¥10	¥0	¥—	¥10
Marketable equity securities	12,602	4,912	1,040	16,474
Other investment securities at cost	14,278	—	—	14,278

	¥26,890	¥4,912	¥1,040	¥30,762

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		Thousands of U.S. dollars
		Gross unrealized holding
	Cost	Gains	Losses	Fair value
At March 31, 2004
Investment securities available for sale:
Marketable debt securities	$96	$—	$—	$96
Marketable equity securities	167,596	265,250	0	432,846
Other investment securities at cost	136,798	—	—	136,798

	$304,490	$265,250	$0	$569,740

Other investment securities primarily include non-marketable equity securities.

Maturities of marketable debt securities at March 31, 2004 and 2003 primarily fall within five years.

Unrealized holding gains and losses deemed to be temporary are included as a component of accumulated other comprehensive income (loss) until realized.

Proceeds from the sales of marketable securities and investment securities available for sale were ¥14,056 million ($135,154 thousand), ¥9,453 million and ¥7,866 million for the years ended March 31, 2004, 2003 and 2002, respectively.

Net realized gains (losses) on sale of investment securities available for sale during the years ended March 31, 2004, 2003 and 2002, amounted to gains of ¥211 million ($2,029 thousand), losses of ¥6,454 million and losses of ¥8,696 million, respectively. They were included in “interest and other income” or in “other” of “costs and expenses” in the accompanying consolidated statements of income. The cost of the marketable securities and investment securities sold was computed based on the average-cost method.

7. Investments in and Advances to Affiliated Companies

At March 31, 2004 and 2003, investments in and advances to affiliated companies comprised the following:

	Millions of yen		Thousands of U.S. dollars
	2004	2003	2004
Investments in capital stock	¥13,308	¥14,482	$127,962
Advances	5,044	4,877	48,500

Total	¥18,352	¥19,359	$176,462

Dividends received from affiliated companies were ¥184 million ($1,769 thousand), ¥221 million and ¥1,234 million during the years ended March 31, 2004, 2003 and 2002, respectively.

Trade notes and accounts receivable from affiliated companies at March 31, 2004 and 2003, were ¥36,282 million ($348,865 thousand) and ¥44,086 million, respectively.

Short-term loans receivable from affiliated companies at March 31, 2004 and 2003, were ¥9,453 million ($90,894 thousand) and ¥15,610 million, respectively.

Trade notes and accounts payable to affiliated companies at March 31, 2004 and 2003, were ¥6,488 million ($62,385 thousand) and ¥5,706 million, respectively.

Net sales for the years ended March 31, 2004, 2003 and 2002, included net sales to affiliated companies in the amounts of ¥49,978 million ($480,558 thousand), ¥57,418 million and ¥53,359 million, respectively.

Intercompany profits (losses) have been eliminated in the consolidated financial statements.

At March 31, 2004 consolidated unappropriated retained earnings included the companies’ share of undistributed earnings of 50% or less owned companies accounted for by the equity method amounting to ¥6,016 million ($57,846 thousand).

The difference between the carrying amount of equity method investments and the amount of underlying equity in net assets is insignificant as of March 31, 2004 and 2003.

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Summarized financial information for affiliated companies at March 31, 2004 and 2003, and for the years ended March 31, 2004, 2003 and 2002, is as follows:

	Millions of yen		Thousands of U.S. dollars
	2004	2003	2004
Current assets	¥105,502	¥122,390	$1,014,442
Net property, plant and equipment	39,126	59,861	376,212
Other assets	8,521	14,553	81,933

Total assets	¥153,149	¥196,804	$1,472,587

Current liabilities	¥94,270	¥129,125	$906,443
Noncurrent liabilities	24,115	37,846	231,875
Shareholders’ equity	34,764	29,833	334,269

Total liabilities and shareholders’ equity	¥153,149	¥196,804	$1,472,587

	Millions of yen			Thousands of U.S. dollars
	2004	2003	2002	2004
Net sales	¥177,868	¥206,684	¥203,490	$1,710,269

Net income (loss)	¥1,857	¥(4,791)	¥129	$17,856

8. Property, Plant and Equipment

The major classes of property, plant and equipment at March 31, 2004 and 2003, are as follows:

	Millions of yen		Thousands of U.S. dollars
	2004	2003	2004
Land	¥72,759	¥79,071	$699,606
Buildings	297,350	295,788	2,859,135
Machinery and equipment	665,118	660,489	6,395,365
Construction in progress	8,062	15,828	77,519

Total	1,043,289	1,051,176	10,031,625
Less: accumulated depreciation	(675,928)	(651,089)	(6,499,308)

Net property, plant and equipment	¥367,361	¥400,087	$3,532,317

9. Pledged Assets

At March 31, 2004, assets pledged as collateral for short-term debt, long-term debt and guarantees for debt are as follows:

	Millions of yen	Thousands of U.S. dollars
Time deposits	¥361	$3,471
Trade notes and accounts receivable	947	9,106
Land and buildings held for sale	121	1,163
Property, plant and equipment—less accumulated depreciation	25,588	246,039

Total	¥27,017	$259,779

The above assets were pledged against the following liabilities:

	Millions of yen	Thousands of U.S. dollars
Liabilities appearing in the consolidated balance sheets as:
Short-term debt	¥947	$9,106
Long-term debt	25,457	244,779
Guarantees for debt	613	5,894

Total	¥27,017	$259,779

53

10. Goodwill and Other Intangible Assets

The information for intangible assets other than goodwill at March 31, 2004 and 2003 are as follows:

	Millions of yen
	2004			2003
	Gross carrying amount	Accumulated amortization	Net carrying amount	Gross carrying amount	Accumulated amortization	Net carrying amount
Other intangible assets subject to amortization:
Software	¥26,596	¥(15,467)	¥11,129	¥21,368	¥(11,460)	¥9,908
Other	14,843	(2,446)	12,397	10,183	(2,329)	7,854

Total	¥41,439	¥(17,913)	¥23,526	¥31,551	¥(13,789)	¥17,762
Other intangible assets not subject to amortization			4,236			5,022

Total other intangible assets			¥27,762			¥22,784

				Thousands of U.S. dollars
				2004
				Gross carrying amount	Accumulated amortization	Net carrying amount
Other intangible assets subject to amortization:
Software				$255,731	$(148,721)	$107,010
Other				142,721	(23,519)	119,202

Total				$398,452	$(172,240)	$226,212
Other intangible assets not subject to amortization						40,730

Total other intangible assets						$266,942

The aggregate amortization expense of other intangible assets subject to amortization for the year ended March 31, 2004 was ¥5,543 million ($53,298 thousand). The future estimated amortization expenses for each of five years relating to amounts currently recorded in the consolidated balance sheet are as follows:

	Millions of yen	Thousands of U.S. dollars
2005	¥5,608	$53,923
2006	5,257	50,548
2007	4,190	40,288
2008	2,623	25,221
2009	1,907	18,337

The changes in carrying amounts of goodwill for the year ended March 31, 2004 were as follows:

	Millions of yen	Thousands of U.S. dollars
Balance at beginning of the year	¥5,550	$53,365
Goodwill acquired during the year	11,798	113,442
Foreign exchange impact	(536)	(5,153)

Balance at end of the year	¥16,812	$161,654

In adopting SFAS No. 142 on April 1, 2002, a goodwill impairment loss of ¥265 million was recognized from the casting goods reporting unit in China and all of the goodwill was impaired.

At March 31, 2004, the amounts of goodwill allocated to the construction and mining equipment segment and the electronics segment were ¥16,272 million ($156,462 thousand) and ¥540 million ($5,192 thousand), respectively.

As of March 31, 2004, goodwill acquired during fiscal year ended March 31, 2004 was allocated to the construction and mining equipment segment.

54

The majority of goodwill acquired during the year resulted from the acquisition of 100% of the shares of Partek Forest AB and Partek Forest Holdings LLC in December 2003.

The following table reconciles previously reported net income (loss) and net income (loss) per share for the years ended March 31, 2002, as if SFAS No. 142 had been effective previously.

Millions of yen
2002
Net income (loss):
Reported net income (loss)	¥(80,621)
Goodwill amortization	2,272
Adjusted net income (loss)	(78,349)

Yen
Net income (loss) per share—basic and diluted:
Reported net income (loss)	¥(84.46)
Goodwill amortization	2.38
Adjusted net income (loss)	(82.08)

11. Short-Term and Long-Term Debt

Short-term debt primarily consists of short-term bank loans. The weighted-average annual interest rates applicable to short-term debt outstanding at March 31, 2004 and 2003, were 2.0% and 2.1%, respectively. The Company and certain consolidated subsidiaries have unused committed lines of credit amounting to ¥38,691 million ($372,029 thousand) with certain financial institutions at the end of fiscal 2004. Long-term debt at March 31, 2004 and 2003, consisted of the following:

	Millions of yen		Thousands of U.S. dollars
	2004	2003	2004
Long-term debt with collateral (Note 9):
Banks, insurance companies and other financial institutions, maturing serially through 2004–2023, weighted-average rate 2.8%
Government-owned banks and government agencies	¥15,647	¥13,310	$150,452
Other	7,255	5,460	69,760
Long-term debt without collateral:
Banks, insurance companies and other financial institutions, maturing serially through 2004–2017, weighted-average rate 1.5%	155,169	182,655	1,492,010
Euro Medium-Term Notes maturing serially through 2004–2008, weighted-average rate 1.6%	67,186	52,578	646,019
6.9% Senior Notes due 2003 (payable in U.S. dollars)	—	14,063	—
1.8% Convertible Unsecured Bonds due 2004	—	27,447	—
7.0% Senior Notes due 2005 (payable in U.S. dollars)	7,504	8,534	72,154
1.9% Unsecured Bonds due 2006	35,000	35,000	336,538
1.07% Unsecured Bonds due 2007	20,000	20,000	192,307
1.45% Unsecured Bonds due 2009	10,000	10,000	96,154
Capital lease obligations (Note 16)	40,858	41,074	392,865
Other	4,392	2,895	42,231

Total	363,011	413,016	3,490,490
Less: current maturities	(55,868)	(102,299)	(537,192)

Long-term debt	¥307,143	¥310,717	$2,953,298

55

In 1996, the Company, Komatsu Finance America Inc. and Komatsu Finance (Netherlands) B.V. (the “Issuers”) registered the US$1.0 billion Euro Medium-Term Note Program (“the Program”) on the London Stock Exchange. On April 1, 1999, the registered amount of the Program was increased to US$1.2 billion. On March 31, 2000, Komatsu Australia Holdings Pty. Ltd., formerly Komatsu Australia Pty. Ltd. was added as an issuer under the Program. On October 14, 2003, Komatsu Europe Coordination Center N.V. was added as an issuer under the Program. Under the Program, each of the issuers may from time to time issue notes denominated in any currency as may be agreed between the relevant issuers and dealers. Komatsu Finance America Inc. issued ¥18,000 million ($173,077 thousand) and $30,000 thousand during fiscal 2004, and ¥34,100 million during fiscal 2003 of Euro Medium-Term Notes with various interest rates and maturity dates. Komatsu Finance (Netherlands) B.V. issued ¥3,500 million ($33,654 thousand) during fiscal 2004, and ¥17,100 million during fiscal 2003 of Euro Medium-Term Notes with various interest rates and maturity dates.

Komatsu Europe Coordination Center N.V. issued ¥8,500 million ($81,731 thousand) during fiscal 2004 of Euro Medium-Term Notes with various interest rates and maturity dates.

U.S. dollar interest rates are based on three month LIBOR with borrowing spreads of LIBOR minus 0.10% to LIBOR plus 0.80% for the years ended March 31, 2004 and 2003, respectively, depending upon the contracts. The floating interest rates for fiscal 2004 and 2003 ranged from 1.05% to 6.00% and 1.22% to 6.00%, respectively.

As is customary in Japan, substantially all bank loans are made under agreements which provide that the banks may require, under certain conditions, the borrower to provide collateral, additional collateral or guarantors for its loans.

Lending banks have a right to offset cash deposited with them against any debt or obligation that becomes due and, in the case of default and certain other specified events, against all other debt payable to the banks.

Under certain loan agreements, the lender may require the borrower to submit proposals for the payment of dividends and other appropriations of earnings for the lender’s review and approval before presentation to the shareholders. The companies have never received such a request.

Annual maturities of long-term debt subsequent to March 31, 2004, excluding SFAS No. 133 market value adjustments of ¥6,407 million ($61,606 thousand) are as follows:

Year ending March 31	Millions of yen	Thousands of U.S. dollars
2005	¥53,043	$510,029
2006	128,574	1,236,288
2007	78,217	752,087
2008	47,942	460,981
2009	28,417	273,240
2010 and thereafter	20,411	196,260

Total	¥356,604	$3,428,885

12. Liability for Pension and Other Retirement Benefits

The Company’s employees, with certain minor exceptions, are covered by a severance payment and pension plan. The plan provides that 70% of the employee benefits are payable as a pension payment, commencing upon retirement at age 60 (mandatory retirement age) and that the remaining benefits are payable as a lump-sum severance payment based on remuneration, years of service and certain other factors at the time of retirement. The plan also provides for lump-sum severance payments, payable upon earlier termination of employment.

The Company’s funding policy is to contribute semiannually the amounts to provide not only for benefits attributed to service to date but also for those expected to be earned in the future.

In the fiscal year ended March 31, 2004, the Company adopted Statement of Financial Accounting Standards No.132 (revised 2003)(“SFAS 132R ”),“Employers’Disclosures about Pensions and Other Postretirement Benefits ”. SFAS 132R revises and prescribes employers ’ disclosures about pension plans and other postretirement benefit plans; it does not change the measurement or recognition of those plans. SFAS 132R retains the disclosure requirements contained in the original SFAS 132. It also requires additional disclosures about the assets, obligations, cash flows and net periodic benefit cost of defined benefit pension plans and other postretirement benefit plans.

Net periodic cost of the Company’s plan for the years ended March 31, 2004, 2003 and 2002, included the following components:

	Millions of yen			Thousands of U.S. dollars
	2004	2003	2002	2004
Service cost—Benefits earned during the year	¥3,805	¥3,783	¥4,537	$36,587
Interest cost on projected benefit obligation	2,236	2,777	3,737	21,500
Expected return on plan assets	(408)	(505)	(1,502)	(3,923)
Net amortization and deferral	3,984	3,147	2,368	38,307
Settlement loss	—	—	6,419	—

Net periodic cost	¥9,617	¥9,202	¥15,559	$92,471

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The reconciliation of beginning and ending balances of the benefit obligations and the fair value of the plan assets of the Company’s plan are as follows:

	Millions of yen		Thousands of U.S. dollars
	2004	2003	2004
Change in benefit obligation:
Benefit obligation, beginning of year	¥97,659	¥99,581	$939,029
Service cost	3,805	3,783	36,586
Interest cost	2,236	2,777	21,500
Actuarial loss	858	3,146	8,250
Benefits paid	(8,670)	(11,628)	(83,365)

Benefit obligation, end of year	¥95,888	¥97,659	$922,000

Change in plan assets:
Fair value of plan assets, beginning of year	¥60,992	¥70,783	$586,461
Actual return on plan assets	10,016	(6,733)	96,308
Employer contribution	1,827	4,032	17,567
Benefits paid	(4,162)	(7,090)	(40,019)

Fair value of plan assets, end of year	¥68,673	¥60,992	$660,317

Funded status	¥(27,215)	¥(36,667)	$(261,682)
Unrecognized net loss	28,803	40,641	276,952
Unrecognized net obligation at transition being recognized over 15 years	—	787	—
Unrecognized prior service cost being recognized over 15 years	2,534	3,080	24,365

Net amount recognized	¥4,122	¥7,841	$39,635

Net amounts recognized in the consolidated balance sheets consist of:
Liability for pension and retirement benefits	¥(14,882)	¥(23,722)	$(143,096)
Intangible assets included in other assets	2,534	3,867	24,365
Amount included in accumulated other comprehensive income (loss), gross of tax	16,470	27,696	158,366

Net amount recognized	¥4,122	¥7,841	$39,635

Pension plans with an accumulated benefit obligation in excess of plan assets:

	Millions of yen		Thousands of U.S. dollars
	2004	2003	2004
Projected benefit obligation	¥95,888	¥97,659	$922,000
Accumulated benefit obligation	83,555	84,714	803,413
Fair value of plan assets	68,673	60,992	660,317

Information with respect to the plan is as follows:

Measurement date

The Company uses a March 31 measurement date for its plan.

Assumptions

Weighted-average assumptions used to determine benefit obligations at March 31

	2004	2003
Discount rate	2.3%	2.3%
Assumed rate of increase in future compensation levels	2.3%	2.3%

Weighted-average assumptions used to determine net periodic benefit cost for the years ended March 31

	2004	2003	2002
Discount rate	2.3%	2.3%	2.8%
Assumed rate of increase in future compensation levels	2.3%	2.3%	2.3%
Expected long-term rate of return on plan assets	0.6%	0.7%	1.9%

57

The Company determines the expected long-term rate of return based on the consideration of the current expectations for future returns and actual historical returns of each plan asset category.

However during fiscal year ended March 31, 2003 and 2004, the Company based expected long-term rate of return only on the performance of stable assets because of the stagnation in the equity markets in recent years.

Moreover the Company is currently considering a shift from a tax qualified defined benefit pension plan to a defined benefit cash balance pension plan and 2% is estimated as an expected long-term rate of return on plan assets based on the current expectations for future returns and the actual historical returns of each plan asset category.

Obligations

The accumulated benefit obligations for the defined benefit plan at March 31, 2004 and 2003 was ¥83,555 million ($803,413 thousand) and ¥84,714 million, respectively.

Plan assets

The benefit plan weighted-average asset allocations at March 31, 2004 and 2003 were as follows:

	2004	2003
Equity securities	35.9%	25.7%
Debt securities	18.0%	20.7%
Life insurance company general accounts	44.5%	51.6%
Others	1.6%	2.0%

	100.0%	100.0%

In order to secure long-term comprehensive earnings, the Company’s investment policies are available to provide future payments of pension benefits to eligible participants. Taking into account the expected long-term rate of return on plan assets, the Company formulates a basic portfolio comprised of the judged optimum combination of equity and debt securities. Plan assets are invested in individual equity and debt securities in accordance with the guidelines of the basic portfolio in order to produce a total return that will match the expected return on a mid-term to long-term basis. The Company evaluates the gap between expected return and actual return of invested plan assets on an annual basis to determine if such differences necessitate a revision in the formulation of the basic portfolio. The Company revises the basic portfolio when and to the extent considered necessary to achieve the expected long-term rate of return on plan assets. The “Pension Committee” is organized in the Company in order to periodically monitor the employment of such plan assets. Moreover the Company is currently considering a shift from a tax qualified defined benefit pension plan to a defined benefit cash balance pension plan and the basic portfolio is being reviewed in line with this new system.

Equity securities include common stock of the Company and certain of its domestic listed subsidiaries in the amounts of ¥19 million (0.03% of the Company’s total plan assets) and ¥11 million (0.02% of the Company’s total plan assets) at March 31, 2004 and 2003, respectively.

Cash flows

The Company expects to contribute ¥2,247 million ($21,606 thousand) to its benefit plan in the year ending March 31, 2005.

Certain foreign subsidiaries have various funded pension plans, of which the plan assets and the projected benefit obligations are calculated under the provisions of SFAS No. 87. The aggregated fair value of plan assets as of March 31, 2004 and 2003, was approximately ¥12,440 million ($119,615 thousand) and ¥11,455 million, respectively, and the projected benefit obligations as of March 31, 2004 and 2003, were approximately ¥16,794 million ($161,481 thousand) and ¥15,939 million, respectively. Discount rates of 5.5% to 6.8% and expected long-term rates of return on plan assets of 5.5% to 9.0% were used as assumptions in determining the actuarial value of benefit obligations for the years ended March 31, 2004, 2003 and 2002.

Certain domestic subsidiaries also have unfunded severance payment plans and/or pension plans similar to those of the Company for their employees. The aggregated fair value of plan assets as of March 31, 2004 and 2003, was approximately ¥11,462 million ($110,212 thousand) and ¥10,752 million, respectively, and the projected benefit obligations as of March 31, 2004 and 2003, were approximately ¥25,109 million ($241,433 thousand) and ¥24,227 million, respectively. The amounts of net periodic costs of certain foreign and domestic subsidiaries for the years ended March 31, 2004, 2003 and 2002, were ¥4,604 million ($44,269 thousand), ¥3,886 million and ¥5,653 million, respectively.

58

Directors of the Company and domestic subsidiaries are primarily covered by unfunded retirement allowances plans.

Under the unfunded plans described in the preceding paragraphs, the amounts required if all employees and directors had voluntarily terminated their employment at each balance-sheet date are fully accrued. The payments to directors are subject to shareholders’ approval.

In November 2001, the Company announced a reorganization plan to reduce operating costs primarily through personnel reductions and relocation to affiliates. A voluntary early retirement and relocation to affiliates program was established to encourage reduction of personnel, primarily the Company’s office personnel. Such program expired on February 28, 2002. In connection therewith, approximately 1,300 employees agreed to take early retirement and relocation to affiliates. During fiscal 2002, certain domestic subsidiaries also offered retirement incentive programs. As a result of these actions, the Company and certain subsidiaries charged the related cost of the early retirement program ¥23,712 million as special termination benefits in the consolidated statement of income for fiscal 2002.

In connection with the early retirement program, the Company recorded a settlement loss of ¥6,419 million in accordance with SFAS No. 88 “Employer’s Accounting for Settlements and Curtailments of Defined Benefit Pension Plans and for Termination Benefits” for the year ended March 31, 2002 which is also included in special termination benefit.

Total expenses of all severance payment and pension plan premiums charged to income for the years ended March 31, 2004, 2003 and 2002, were ¥14,181 million ($136,356 thousand), ¥13,274 million and ¥42,779 million, respectively, and included the additional severance payment under the retirement incentive programs in 2002.

Certain foreign subsidiaries have postretirement benefit plans other than pensions, which are primarily not funded. The accumulated postretirement benefit obligation at March 31, 2004 and 2003, was ¥10,257 million ($98,625 thousand) and ¥11,773 million, respectively, and the accrued postretirement benefit obligation at March 31, 2004 and 2003, was ¥4,237 million ($40,740 thousand) and ¥4,291 million, respectively. The amounts of net periodic postretirement benefits other than pensions for the years ended March 31, 2004, 2003 and 2002, were not material.

13. Shareholders’ Equity

(1) Common Stock and Capital Surplus

The Commercial Code of Japan (“the Code”) permits, upon approval of the Board of Directors, transfer of amounts from capital surplus to common stock. Prior to October 2001, the Company from time to time made free share distributions that were accounted for by a transfer from capital surplus to common stock of the aggregate par value of shares issued. Effective on October 2001, the Code requires no accounting recognition for such free share distribution. Publicly owned corporations in the United States issuing shares in similar transactions would be required to account for them as stock dividends as of the shareholders’ record date by reducing retained earnings and increasing appropriate capital accounts by an amount equal to the fair value of the shares issued.

If such United States practice had been applied to the cumulative free distributions made by the Company, capital surplus at March 31, 2004, would have been increased by ¥103,189 million ($992,202 thousand) with a corresponding decrease in unappropriated retained earnings. At March 31, 2004 and 2003, affiliated companies owned 1,350,000 and 1,970,064 shares of the Company’s common stock, respectively.

(2) Retained Earnings Appropriated for Legal Reserve

Effective October 1, 2001, the Code provides that an amount at least equal to 10% of all cash payments which are made as an appropriation of retained earnings applicable to each fiscal period shall be appropriated as a legal reserve until the total amount of capital surplus and legal reserve equals 25% of the stated amount of common stock. Capital surplus and legal reserve may be used to eliminate or reduce a deficit by the resolution of the shareholders meeting or may be transferred to common stock by resolution of the Board of Directors. On condition that the total amount of capital surplus and legal reserve remains being equal to or exceeding 25% of common stock, they are available for distribution and certain other purposes by the resolution of the shareholders’ meeting.

(3) Retained Earnings and Dividends

The amount of retained earnings available for dividends under the Code is based on the amount recorded in the Company’s general books of account maintained in accordance with generally accepted Japanese accounting practices. The adjustments included in the accompanying financial statements but not recorded in the general books of account, as explained under “Basis of Financial Statements” in Note 1, have no effect on the determination of retained earnings available for dividends under the Code. In addition to the Code provision requiring an appropriation for legal reserve as discussed above, the Code imposes certain limitations on the amount of retained earnings available for dividends. Accordingly, retained earnings of ¥218,254 million ($2,098,596 thousand), included in the Company’s general books of account as of March 31, 2004 is available for dividends under the Code.

The Code permits transfers, upon approval of shareholders, of a portion of unappropriated retained earnings available for dividends to common stock account without issuance of any shares. Dividends are approved by the shareholders at the meeting held subsequent to the statutory fiscal period to which the dividends are applicable. A semiannual interim dividend payment may be made by resolution of the Board of Directors. Such dividends are payable to shareholders of record at the end of each such fiscal or interim six-month period.

The Board of Directors intends to recommend to the shareholders, at the next general meeting to be held on June 25, 2004, payment of a cash dividend totaling ¥3,969 million ($38,163 thousand) to shareholders of record on March 31, 2004. In accordance with the Code, the intention of this dividend has not been reflected in the consolidated financial statements as of March 31, 2004. Dividends are reported in the Consolidated Statements of Shareholders’ Equity when approved and paid.

59

(4) Stock Option Plan

On June 26, 2003, the shareholders authorized the acquisition of 10,000,000 shares of the Company’s common stock for the total consideration not exceeding ¥5,000 million ($48,077 thousand) during the period up to the close of the following annual general shareholders’ meeting in June 2004. On June 26, 2002, the shareholders authorized the acquisition of 10,000,000 shares of the Company’s common stock for the total consideration not exceeding ¥5,000 million during the period up to the close of the following annual general shareholders’ meeting in June 2003. On June 27, 2001, the shareholders authorized the acquisition of 1,100,000 shares of the Company’s common stock for the total consideration not exceeding ¥1,000 million during the period up to the close of the following annual general shareholders’ meeting in June 2002. The Company intends to transfer such treasury shares to directors and certain employees under an agreement granting the right for them to request such transfers at a predetermined price. The purchase price is set to equal an amount obtained by multiplying by 1.05 an average of the closing prices applicable to ordinary transactions of shares of the Company on the Tokyo Stock Exchange on all days for a month immediately preceding the month in which the date of grant of the right falls, provided that the exercise price shall not be less than the closing price of the shares of the Company on the Tokyo Stock Exchange at the date of the grant. Based on the resolutions of the shareholders’ meeting on June 26, 2003, June 26, 2002 and June 27, 2001, the Company issued 1,280 rights, 950 rights and 1,100 rights of its share acquisition rights during the years ended March 31, 2004, 2003 and 2002, respectively. The options vest 100% on each of the grant dates and were and will be exercisable from August 1, 2004, August 1, 2003 and August 1, 2002.

The Company uses the intrinsic value measurement prescribed by APB Opinion No. 25 to account for stock options and no additional compensation cost was recorded as exercise prices were at least equal to the market price at the date of grant in the years ended March 31, 2004, 2003 and 2002.

The following table summarizes information about stock option activity for fiscal 2004, 2003 and 2002:

	Number of shares	Weighted average exercise price		Weighted average remaining life	Exercise price
		Yen	U.S. dollars		Low	High
Outstanding at March 31, 2001	3,370,000	¥763
Granted	1,100,000	¥559
Exercised	—	—
Canceled or Expired	—	—

Outstanding at March 31, 2002	4,470,000	¥713
Granted	950,000	¥445
Exercised	—	—
Canceled or Expired	(20,000)	¥559

Outstanding at March 31, 2003	5,400,000	¥666
Granted	1,280,000	¥595	$5.72
Exercised	(220,000)	¥461	$4.43
Cancelled or Expired	—	—

Outstanding at March 31, 2004	6,460,000	¥659	$6.34	2.69 years	¥445	¥820

[Exercisable at March 31, 2003]	4,450,000	¥713
[Exercisable at March 31, 2004]	5,180,000	¥675	$6.49

60

The fair value of these stock options was estimated using the Black-Scholes option pricing model under the following assumptions:

	2004		2003	2002
Grant-date fair value	¥179	($1.72)	¥79	¥123
Expected life	6 years		6 years	6 years
Risk-free rate	0.50%		0.58%	0.64%
Expected volatility	35.00%		30.00%	30.00%
Expected dividend yield	1.01%		1.54%	1.15%

14. Other Comprehensive Income (Loss)

Other comprehensive income (loss) consists of changes in foreign currency translation adjustments, net unrealized holding gains (losses) on securities available for sale, pension liability adjustments and net unrealized holding gains (losses) on certain derivative instruments, and is included in the consolidated statements of shareholders’ equity.

Accumulated other comprehensive income (loss) at March 31, 2004, 2003 and 2002, is as follows:

	Millions of yen			Thousands of U.S. dollars
	2004	2003	2002	2004
Foreign currency translation adjustments:
Balance, beginning of year	¥(16,929)	¥(10,344)	¥(29,340)	$(162,779)
Adjustment for change of fiscal period of consolidated subsidiaries	—	—	9,444	—
Aggregate adjustment for the year resulting from translation of foreign currency financial statements	(9,896)	(6,585)	9,552	(95,154)

Balance, end of year	¥(26,825)	¥(16,929)	¥(10,344)	$(257,933)

Net unrealized holding gains on securities available for sale:
Balance, beginning of year	¥1,263	¥3,055	¥7,249	$12,144
Net increase (decrease)	14,228	(1,792)	(4,194)	136,808

Balance, end of year	¥15,491	¥1,263	¥3,055	$148,952

Pension liability adjustments:
Balance, beginning of year	¥(15,478)	¥(10,927)	¥(7,113)	$(148,827)
Adjustment for change of fiscal period of consolidated subsidiaries	—	—	3	—
Adjustment for the year	3,617	(4,551)	(3,817)	34,779

Balance, end of year	¥(11,861)	¥(15,478)	¥(10,927)	$(114,048)

Net unrealized holding gains (losses) on derivative instruments:
Balance, beginning of year	¥(1,837)	¥(177)	¥—	$(17,663)
Cumulative effect of accounting change	—	—	(670)	—
Net increase (decrease)	1,238	(1,660)	493	11,904

Balance, end of year	¥(599)	¥(1,837)	¥(177)	$(5,759)

Total accumulated comprehensive income (loss)
Balance, beginning of year	¥(32,981)	¥(18,393)	¥(29,204)	$(317,125)
Adjustment for change of fiscal period of consolidated subsidiaries	—	—	9,447	—
Other comprehensive income (loss) for the year	9,187	(14,588)	1,364	88,337

Balance, end of year	¥(23,794)	¥(32,981)	¥(18,393)	$(228,788)

61

Tax effects allocated to each component of other comprehensive income (loss) and adjustments are as follows:

	Millions of yen
	Pretax amount	Tax (expense) or benefit	Net of tax amount
2004:
Foreign currency translation adjustments	¥(9,896)	¥—	¥(9,896)
Net unrealized holding gains on securities available for sale:
Unrealized holding gains or (losses) arising during the year	24,120	(9,773)	14,347
Less: reclassification adjustment for (gains) or losses included in net income	(433)	314	(119)

Net unrealized gains (losses)	23,687	(9,459)	14,228
Pension liability adjustments	6,253	(2,636)	3,617

Net unrealized holding gains (losses) on derivative instruments:
Changes in fair value of derivatives	2,186	(886)	1,300
Net (gains) or losses reclassified into earnings	(104)	42	(62)

Net unrealized gains (losses)	2,082	(844)	1,238

Other comprehensive income (loss)	¥22,126	¥(12,939)	¥9,187

2003:
Foreign currency translation adjustments	¥(6,585)	¥—	¥(6,585)
Net unrealized holding gains on securities available for sale:
Unrealized holding gains or (losses) arising during the year	(1,683)	702	(981)
Less: reclassification adjustment for (gains) or losses included in net income	(1,885)	1,074	(811)

Net unrealized gains (losses)	(3,568)	1,776	(1,792)
Pension liability adjustments	(7,651)	3,100	(4,551)

Net unrealized holding gains (losses) on derivative instruments:
Changes in fair value of derivatives	(1,931)	806	(1,125)
Net (gains) or losses reclassified into earnings	(918)	383	(535)

Net unrealized gains (losses)	(2,849)	1,189	(1,660)

Other comprehensive income (loss)	¥(20,653)	¥6,065	¥(14,588)

2002:
Foreign currency translation adjustments	¥9,552	¥—	¥9,552
Net unrealized holding gains on securities available for sale:
Unrealized holding gains or (losses) arising during the year	(6,159)	2,571	(3,588)
Less: reclassification adjustment for (gains) or losses included in net income (loss)	(1,183)	577	(606)

Net unrealized gains (losses)	(7,342)	3,148	(4,194)
Pension liability adjustments	(6,551)	2,734	(3,817)

Net unrealized holding gains (losses) on derivative instruments:
Cumulative effect of accounting change	(1,150)	480	(670)
Changes in fair value of derivatives	24	(10)	14
Net (gains) or losses reclassified into earnings	822	(343)	479

Net unrealized gains (losses)	(304)	127	(177)

Other comprehensive income (loss)	¥(4,645)	¥6,009	¥1,364

62

	Thousands of U.S. dollars
	Pretax amount	Tax (expense) or benefit	Net of tax amount
2004:
Foreign currency translation adjustments	$(95,154)	$—	$(95,154)
Net unrealized holding gains on securities available for sale:
Unrealized holding gains or (losses) arising during the year	231,923	(93,971)	137,952
Less: reclassification adjustment for (gains) or losses included in net income	(4,163)	3,019	(1,144)

Net unrealized gains (losses)	227,760	(90,952)	136,808
Pension liability adjustments	60,125	(25,346)	34,779

Net unrealized holding gains (losses) on derivative instruments:
Changes in fair value of derivatives	21,019	(8,519)	12,500
Net (gains) or losses reclassified into earnings	(1,000)	404	(596)

Net unrealized gains (losses)	20,019	(8,115)	11,904
Other comprehensive income (loss)	$212,750	$(124,413)	$88,337

15. Income Taxes

Income (loss) before income taxes, minority interests and equity in earnings and income taxes for the years ended March 31, 2004, 2003 and 2002, were as follows:

	Millions of yen			Thousands of U.S. dollars
	2004	2003	2002	2004
Income (loss) before income taxes:
Domestic	¥23,288	¥(810)	¥(26,553)	$223,923
Foreign	3,748	13,715	(80,171)	36,039

	¥27,036	¥12,905	¥(106,724)	$259,962

Income taxes:
Current—
Domestic	¥16,121	¥4,512	¥3,196	$155,010
Foreign	4,233	2,169	718	40,702

	20,354	6,681	3,914	195,712

Deferred—
Domestic	(16,578)	1,636	(15,511)	(159,404)
Foreign	(7,295)	(2,349)	(10,333)	(70,144)

	(23,873)	(713)	(25,844)	(229,548)

Total	¥(3,519)	¥5,968	¥(21,930)	$(33,836)

Total income taxes recognized for the years ended March 31, 2004, 2003 and 2002 were applicable to the following:

	Millions of yen			Thousands of U.S. dollars
	2004	2003	2002	2004
Income (loss) before income taxes, minority interests and equity in earnings	¥(3,519)	¥5,968	¥(21,930)	$(33,836)
Other comprehensive income (loss):
Net unrealized holding gains on securities available for sale	9,459	(1,776)	(3,148)	90,952
Pension liability adjustments	2,636	(3,100)	(2,734)	25,346
Net unrealized holding gains (losses) on derivative instruments	844	(1,189)	(127)	8,115

Total income taxes	¥9,420	¥(97)	¥(27,939)	$90,577

63

Temporary differences and tax loss carryforwards which gave rise to deferred tax assets and liabilities at March 31, 2004 and 2003, are as follows:

	Millions of yen		Thousands of U.S. dollars
	2004	2003	2004
Deferred tax assets:
Allowances provided, not yet recognized for tax	¥4,952	¥4,560	$47,615
Accrued expenses	29,823	27,922	286,760
Property, plant and equipment	10,632	22,738	102,231
Inventories	10,323	10,688	99,260
Net operating loss carryforwards	60,158	46,607	578,442
Research and development expenses	3,705	3,866	35,625
Other	29,625	10,453	284,855

Total gross deferred tax assets	149,218	126,834	1,434,788

Less valuation allowance	(50,273)	(47,194)	(483,394)

Net deferred tax assets	¥98,945	¥79,640	$951,394

Deferred tax liabilities:
Unrealized holding gains on securities available for sale	¥11,261	¥1,442	$108,279
Deferral of profit from installment sales	444	1,183	4,269
Property, plant and equipment	11,233	11,936	108,010
Other	421	4,484	4,048

Total deferred tax liabilities	¥23,359	¥19,045	$224,606

Net deferred tax assets and liabilities as of March 31, 2004 and 2003 are reflected on the consolidated balance sheets under the following captions:

	Millions of yen		Thousands of U.S. dollars
	2004	2003	2004
Deferred income taxes and other current assets	¥37,361	¥28,952	$359,240
Deferred income taxes and other assets	43,477	34,707	418,048
Deferred income taxes and other current liabilities	(332)	(377)	(3,192)
Deferred income taxes and other liabilities	(4,920)	(2,687)	(47,308)

	¥75,586	¥60,595	$726,788

The valuation allowance was ¥19,976 million as of March 31, 2001. The net changes in the total valuation allowance for the years ended March 31, 2004, 2003 and 2002 were an increase of ¥3,079 million ($29,606 thousand), a decrease of ¥653 million and an increase of ¥27,871 million, respectively.

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In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. Based upon the level of historical taxable income and projections for future taxable income over the periods which the deferred tax assets are deductible, management believes it is more likely than not the companies will realize the benefits of these deductible differences, net of the existing valuation allowances at March 31, 2004. The amount of the deferred tax asset considered realizable, however, could be reduced in the near term if estimates of future taxable income during the carryforward period are reduced.

The Company and its domestic subsidiaries are subject to a National Corporate tax rate of 30%, an inhabitant tax of approximately 6% and a deductible Enterprise tax of approximately 10%, which in the aggregate resulted in a combined statutory income tax rate of approximately 41.7%. The inhabitant tax rate and Enterprise tax rate vary by local jurisdiction. In March 2003, Japanese government approved the Amendments to Local Tax Law, which reduce standard business tax rates as well as additionally levying business tax based on corporate size. It will be effective for the year beginning on and after April 1, 2004. Consequently, combined statutory tax rate will be lowered to approximately 40.8% effective for deferred tax assets and liabilities expected to be settled or realized commencing April 1, 2004 and the effect of the tax rate change of ¥471 million ($4,529 thousand) and ¥277 million was charged to income taxes for the year ended March 31, 2004 and 2003, respectively.

The differences between the combined statutory tax rates and the effective tax rates for the years ended March 31, 2004, 2003 and 2002, are summarized as follows:

	2004	2003	2002
Combined statutory tax rate	41.7%	41.7%	(41.7)%
Increase (decrease) in tax rates resulting from:
Increase in valuation allowance	30.7	23.2	13.3
Expenses not deductible for tax purposes	10.8	9.3	1.6
Realization of tax benefits on operating losses of subsidiaries	(6.5)	(4.2)	—
Income of foreign subsidiaries taxed at lower than Japanese normal rate	(23.5)	(4.7)	3.9
Realization of tax benefit for allowance for investment in subsidiary	—	(20.3)	—
Effect of tax rate change	1.7	2.2	—
Recognition of deferred tax assets for unrealized loss on investment in a subsidiary	(64.7)	—	—
Other, net	(3.2)	(1.0)	2.3

Effective tax rate	(13.0)%	46.2%	(20.6)%

Foreign subsidiaries are subject to income taxes of the countries in which they operate. At March 31, 2004, no deferred tax liabilities were recognized for undistributed earnings of foreign subsidiaries aggregating ¥76,363 million ($734,260 thousand), because the Company considers those earnings to be permanently reinvested. The amount of unrecognized deferred tax liability associated with undistributed earnings was approximately ¥6,350 million ($61,058 thousand). At March 31, 2004, the Company and certain subsidiaries had operating loss carryfor-wards aggregating approximately ¥153,644 million ($1,477,346 thousand), which may be used as a deduction in determining taxable income in future periods. The period available to offset future taxable income varies in each tax jurisdiction as follows:

Year ending March 31	Millions of yen	Thousands of U.S. dollars
Within 5 years	¥59,185	$569,087
6 to 20 years	78,839	758,067
Indefinite periods	15,620	150,192

Total	¥153,644	$1,477,346

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16. Rent Expenses

The companies lease office space and equipment and employee housing under cancelable and non-cancelable lease agreements. Rent expenses under operating leases amounted to ¥13,710 million ($131,827 thousand), ¥12,944 million and ¥16,915 million, respectively, for the years ended March 31, 2004, 2003 and 2002. Lease contracts for equipment that qualify as capital leases in conformity with SFAS No. 13 have been capitalized. At March 31, 2004, the future minimum lease payments under these leases are as follows:

	Millions of yen			Thousands of U.S. dollars
Year ending	Capital leases	Operating lease commitments	Total	Capital leases	Operating lease commitments	Total
2005	¥13,064	¥2,148	¥15,212	$125,615	$20,654	$146,269
2006	12,086	1,502	13,588	116,212	14,442	130,654
2007	7,898	945	8,843	75,942	9,087	85,029
2008	4,957	740	5,697	47,664	7,115	54,779
2009	3,604	662	4,266	34,654	6,365	41,019
Thereafter	2,761	2,109	4,870	26,548	20,279	46,827

Total minimum lease payments	¥44,370	¥8,106	¥52,476	$426,635	$77,942	$504,577

Less: amounts representing interest	(3,512)			(33,770)

Present value of net minimum capital lease payments	¥40,858			$392,865

17. Net Income (Loss) per Share

A reconciliation of the numerators and denominators of the basic and diluted net income (loss) per share computations is as follows:

	Millions of yen			Thousands of U.S. dollars
	2004	2003	2002	2004
Income (loss) before cumulative effect of change in accounting principle	¥26,963	¥3,274	¥(80,621)	$259,260
Effect of dilutive securities:
1.8% Japanese yen convertible bonds, due 2004	—	—	—	—

Diluted net income (loss)	¥26,963	¥3,274	¥(80,621)	$259,260

	Number of shares
	2004	2003	2002
Average common shares outstanding, less treasury stocks	992,483,580	973,306,865	954,530,062
Dilutive effect of:
1.8% Japanese yen convertible bonds, due 2004	—	—	—
Stock options	273,700	—	—

Diluted common shares outstanding	992,757,280	973,306,865	954,530,062

	Yen			U.S. cents
	2004	2003	2002	2004
Income (loss) before cumulative effect of change in accounting principle per share:
Basic	¥27.17	¥3.36	¥(84.46)	26.13	¢
Diluted	27.16	3.36	(84.46)	26.12

1.8% Japanese yen convertible bonds, due 2004 for the years ended March 31, 2003 and 2002 (28,260,914 shares assuming that the bonds are fully converted), and shares under the Company’s stock option scheme (5,400,000 shares and 4,470,000 shares for the years ended March 31, 2003 and 2002, respectively) were excluded from the above net diluted income (loss) per share calculations because the effect would have been antidilutive.

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18. Commitments and Contingent Liabilities

At March 31, 2004, the companies were contingently liable for discounted and transferred receivables on a recourse basis with the financial institutions of ¥14,098 million ($135,558 thousand) (Note 4). The Financial Accounting Standards Board issued FASB Interpretation No. 45 (“FIN 45”), “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others” in November 2002. The initial recognition and measurement provisions of FIN 45 were applicable to guarantees issued or modified after December 31, 2002.

The companies provide guarantees to third parties of loans of the employees, affiliated companies and other companies. The guarantees relating to the employees are mainly made for their housing loans. The guarantees of loans relating to the affiliated companies and other companies are made to enhance the credit of those companies.

For each guarantee provided, the companies would have to perform under a guarantee, if the borrower defaults on a payment within the contract terms. The contract terms are from 10 years to 30 years in the case of employees with housing loans, and from 1 year to 15 years in the case of loans relating to the affiliated companies and other companies. The maximum amount of undiscounted payments the companies would have had to make in the event of default is ¥26,226 million ($252,173 thousand) at March 31, 2004. The carrying amounts of the liabilities recognized for the companies’ obligations as guarantors under those guarantees at March 31, 2004 were insignificant. Certain of those guarantees were secured by collateral and insurance issued to the Company.

With regard to sale of a subsidiary, the Company guarantees to the purchaser to pay up to ¥4,258 million ($40,942 thousand) as of March 31, 2004 relating to the credit risk of subsidiary’s outstanding receivables at the time of the sale. Management of the Company believes that losses from those contingent liabilities, if any, would not have a material effect on the consolidated financial statements.

Commitments for capital expenditures outstanding at March 31, 2004, aggregated approximately ¥4,000 million ($ 38,462 thousand).

The companies are involved in certain legal actions and claims arising in the ordinary course of their business. It is the opinion of management and legal counsel that such litigation and claims will be resolved without material effect on the companies’ financial position.

The companies have business activities with customers, dealers and associates around the world and their trade receivables from such parties are well diversified to minimize concentrations of credit risks. Management does not anticipate incurring losses on their trade receivables in excess of established allowances.

The companies also issue contractual product warranties under which they generally guarantee the performance of products delivered and services rendered for a certain period or term. Change in accrued product warranty cost for the years ended March 31, 2004 and 2003 is summarized as follows:

	Millions of yen		Thousands of U.S. dollars
	2004	2003	2004
Balance at beginning of year	¥11,794	¥11,193	$113,404
Addition	17,015	12,624	163,606
Utilization	(13,612)	(11,815)	(130,885)
Other	709	(208)	6,817

Balance at end of year	¥15,906	¥11,794	$152,942

19. Derivative Financial Instruments

Risk Management Policy

The companies are exposed to market risk primarily from changes in foreign currency exchange and interest rates with respect to debt obligations, international operations and foreign currency denominated credits and debts. In order to manage these risks that arise in the normal course of business, the companies enter into various derivative transactions for hedging pursuant to their policies and procedures. The companies do not enter into derivative financial transactions for trading or speculative purposes.

The companies have entered into interest rate swap and cap agreements, partly concurrent with currency swap agreements for the purpose of managing the risk resulting from changes in cash flow or fair value that arise in their interest rate and foreign currency exposure with respect to certain short-term and long-term debts.

The companies operate internationally which expose the companies to the foreign exchange risk against existing assets and liabilities and transactions denominated in foreign currencies (principally the U.S. dollar and the Euro). In order to reduce these risks, the companies execute forward exchange contracts and option contracts based on their projected cash flow in foreign currencies.

The companies are exposed to credit-related losses in the event of nonperformance by counterparties to derivative financial instruments, but they do not expect any counterparties to fail to meet their obligations because of the high credit rating of the counterparties.

Fair Value Hedges

The companies use derivative financial instruments designated as fair value hedges to manage primarily interest rate and foreign exchange risks associated with debt obligations. Principally cross-currency swaps and interest rate swaps are used to hedge such risk for debt obligations. Changes in fair value of the hedged debt obligations and derivative instruments designated as fair value hedge are offset and recognized in other expense. For the year ended March 31, 2004, hedge ineffectiveness resulting from fair value hedging activities was not material to the companies’ result of operations. During the same period, no fair value hedges were discontinued.

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Cash Flow Hedges

The companies use derivative financial instruments designated as cash flow hedges to manage the companies’ foreign exchange risks associated with forecasted transactions and the companies’ interest risks associated with debt obligations. For transactions denominated in foreign currencies, the companies typically hedge forecasted and firm commitment exposures to the variability in cash flow basically up to one year. For the variable rate debt obligations, the companies enter into interest rate swap contracts to manage the changes in cash flows. The companies record the changes in fair value of derivative instruments designated as cash flow hedges in other comprehensive income (loss). These amounts are reclassified into earnings through interest and other income or expense when the hedged items impact earnings. Approximately ¥213 million ($2,048 thousand) of existing loss included in accumulated other comprehensive income (loss) at March 31, 2004 will be reclassified into earnings within twelve months from that date. No cash flow hedges were discontinued during the year ended March 31, 2004 as a result of anticipated transactions that are no longer probable of occurring.

Undesignated Derivative Instruments

The companies have entered into interest rate swap contracts not designated as hedging instruments under SFAS No. 133 as a means of managing the Company and its group companies’ interest rate exposures for short-term and long-term debts. Forward contracts and option contracts not designated as hedging instruments under SFAS No. 133 are also used to hedge certain foreign currency exposures. The changes in fair value of such instruments are recognized currently in earnings.

Notional principal amounts of derivative financial instruments outstanding at March 31, 2004 and 2003 are as follows.

	Millions of yen		Thousands of U.S. dollars
	2004	2003	2004
Forwards and options:
Sale of foreign currencies	¥41,550	¥31,262	$399,519
Purchase of foreign currencies	30,238	37,770	290,750
Option contracts (purchased)	1,061	3,772	10,202
Option contracts (sold)	—	361	—
Interest swap, currency swap and interest rate cap agreement	228,685	245,973	2,198,894

20. The Fair Value of Financial Instruments

(1)	Cash and Cash Equivalents, Time Deposits, Trade Notes and Accounts Receivables, Other Current Assets, Short-Term Debt, Trade Notes and Accounts Payables, and Other Current Liabilities

The carrying amount approximates fair value because of the short maturity of these instruments.

(2)	Investment Securities

The fair values of investment securities available for sale are based on quoted market prices.

(3)	Installment Receivables

The fair values of installment receivables are based on the present value of future cash flows through maturity, discounted using estimated current interest rates. The fair values computed on such a basis approximate the carrying amounts (Note 4).

(4)	Long-Term Debt

The fair values of each of the long-term debts are based on the quoted price in the most active market or the present value of future cash flows associated with each instrument discounted using the current borrowing rate for similar debt of comparable maturity.

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(5)	Derivative Financial Instruments

The fair values of derivative financial instruments, consisting principally of foreign currency contracts and interest swap agreements, are estimated by obtaining quotes from brokers.

The carrying amounts and the estimated fair values of the financial instruments, including financial instruments not qualifying as hedge, as of March 31, 2003 and 2002, are summarized as follows:

	Millions of yen				Thousands of U.S. dollars
	2004		2003		2004
	Carrying amount	Estimated fair value	Carrying amount	Estimated fair value	Carrying amount	Estimated fair value
Investment securities	¥59,253	¥59,253	¥30,762	¥30,762	$569,740	$569,740
Long-term debt, including current portion	363,011	360,122	413,016	407,952	3,490,490	3,462,712
Derivatives:
Foreign exchange contracts
Assets	1,258	1,258	297	297	12,096	12,096
Liabilities	819	819	1,917	1,917	7,875	7,875
Interest rate swap, cross currency swap and cap agreements
Assets	7,755	7,755	536	536	74,567	74,567
Liabilities	1,003	1,003	4,242	4,242	9,644	9,644

Limitations

Fair value estimates are made at a specific point in time, based on relevant market information and information about the financial instrument. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and therefore cannot be determined with precision. Changes in assumptions could affect the estimates.

21. Business Segment Informations

Under SFAS No. 131, “Disclosures about Segments of an Enterprise and Related Information,” operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker, in deciding how to allocate resources and in assessing performance. The operating segments are managed separately because each operating segment represents a strategic business unit that offers different products and services.

The companies operate on a worldwide basis with three operating segments: 1) Construction and mining equipment, 2) Industrial Machinery, Vehicles and Others, 3) Electronics.

The Company has changed the name of “Others” to “Industrial Machinery, Vehicles and Others” segment for all periods.

69

The following tables present certain information regarding the companies’ operating segments and geographic information at March 31, 2004, 2003 and 2002, and for the years then ended:

Operating segments:

	Millions of yen			Thousands of U.S. dollars
	2004	2003	2002	2004
Net sales:
Construction and mining equipment—
Customers	¥863,244	¥767,840	¥731,340	$8,300,423
Intersegment	9,743	6,620	7,018	93,683

Total	872,987	774,460	738,358	8,394,106
Industrial Machinery, Vehicles and Others—
Customers	241,991	236,782	227,782	2,326,836
Intersegment	45,240	37,754	37,191	435,000

Total	287,231	274,536	264,973	2,761,836
Electronics—
Customers	91,183	85,182	76,769	876,760
Intersegment	142	159	236	1,365

Total	91,325	85,341	77,005	878,125
Elimination	(55,125)	(44,533)	(44,445)	(530,048)

Consolidated	¥1,196,418	¥1,089,804	¥1,035,891	$11,504,019

Segment profit (loss):
Construction and mining equipment	¥53,908	¥28,990	¥881	$518,346
Industrial Machinery, Vehicles and Others	11,251	8,841	4,976	108,183
Electronics	4,556	(849)	(14,925)	43,808

Total	69,715	36,982	(9,068)	670,337
Corporate expenses and elimination	(3,789)	(3,804)	(4,153)	(36,433)

Consolidated operating income (loss)	65,926	33,178	(13,221)	633,904
Interest and other income	11,945	13,436	34,278	114,856
Interest expense	14,915	14,693	16,842	143,413
Other expenses	35,920	19,016	110,939	345,385

Consolidated income (loss) before income taxes	¥27,036	¥12,905	¥(106,724)	$259,962

Identifiable assets:
Construction and mining equipment	¥897,163	¥853,644	¥879,732	$8,626,567
Industrial Machinery, Vehicles and Others	215,668	219,687	231,287	2,073,731
Electronics	136,954	165,090	181,746	1,316,865
Corporate assets and elimination	98,860	67,933	47,517	950,577

Consolidated	¥1,348,645	¥1,306,354	¥1,340,282	$12,967,740

Depreciation and amortization:
Construction and mining equipment	¥44,469	¥46,137	¥36,442	$427,587
Industrial Machinery, Vehicles and Others	9,205	7,719	6,217	88,510
Electronics	14,089	14,966	17,235	135,470

Consolidated	¥67,763	¥68,822	¥59,894	$651,567

Capital expenditures:
Construction and mining equipment	¥56,345	¥50,125	¥46,354	$541,779
Industrial Machinery, Vehicles and Others	8,649	9,874	9,187	83,163
Electronics	13,055	10,474	18,927	125,529

Consolidated	¥78,049	¥70,473	¥74,468	$750,471

70

Transfers between segments are made at estimated arm’s-length prices. Segment profit (loss) represents net sales less cost of sales and selling, general and administrative expenses. Identifiable assets are those assets used in the operations of each segment. Unallocated corporate assets consist primarily of cash and cash equivalents and marketable investment securities maintained for general corporate purposes.

Other expenses include impairment loss on long-lived assets in the electronics segment of ¥17,534 million ($168,596 thousand) and ¥52,242 million for the years ended March 31, 2004 and 2002, respectively.

Geographic information:

Net sales recognized by sales destination for the years ended March 31, 2004, 2003 and 2002 are as follows:

	Millions of yen			Thousands of U.S. dollars
	2004	2003	2002	2004
Japan	¥483,749	¥458,000	¥478,187	$4,651,433
Americas	277,302	251,371	262,341	2,666,365
Europe	151,619	145,455	128,029	1,457,875
China	87,127	52,465	27,555	837,760
Asia (excluding Japan, China) and Oceania	135,542	123,712	98,808	1,303,288
Middle East and Africa	61,079	58,801	40,971	587,298

Consolidated net sales	¥1,196,418	¥1,089,804	¥1,035,891	$11,504,019

Net sales recognized by geographic origin and long-lived assets at March 31, 2004, 2003 and 2002, and for the years then ended are as follows:

	Millions of yen			Thousands of U.S. dollars
	2004	2003	2002	2004
Net sales:
Japan	¥600,891	¥558,798	¥564,537	$5,777,798
U.S.A.	276,571	257,027	266,701	2,659,337
Europe	130,528	132,165	108,191	1,255,077
Other	188,428	141,814	96,462	1,811,807

Total	¥1,196,418	¥1,089,804	¥1,035,891	$11,504,019

Long-lived assets:
Japan	¥318,841	¥307,187	¥309,315	$3,065,779
U.S.A.	72,236	103,504	115,812	694,577
Europe	21,024	12,857	13,913	202,154
Other	33,378	31,560	31,701	320,942

Total	¥445,479	¥455,108	¥470,741	$4,283,452

No individual country within Europe or other areas had a material impact on net sales or long-lived assets. There were no sales to a single major external customer for the years ended March 31, 2004, 2003 and 2002.

The above long-lived assets consist primarily of land, buildings and equipment.

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The following information shows net sales and segment profit (loss) recognized by geographic origin for the years ended March 31, 2004, 2003 and 2002. In addition to the disclosure requirements under SFAS No. 131, the Company discloses this information as supplemental information in light of the disclosure requirements of the Japanese Securities and Exchange Law, which a Japanese public company is subject to:

	Millions of yen			Thousands of U.S. dollars
	2004	2003	2002	2004
Net sales:
Japan—
Customers	¥600,891	¥558,798	¥564,537	$5,777,798
Intersegment	193,245	161,037	125,525	1,858,125

Total	794,136	719,835	690,062	7,635,923

Americas—
Customers	276,725	257,351	267,111	2,660,817
Intersegment	15,057	10,661	17,070	144,779

Total	291,782	268,012	284,181	2,805,596

Europe—
Customers	130,528	132,165	108,191	1,255,077
Intersegment	13,531	10,240	9,682	130,106

Total	144,059	142,405	117,873	1,385,183

Others—
Customers	188,274	141,490	96,052	1,810,327
Intersegment	8,644	8,124	6,869	83,115

Total	196,918	149,614	102,921	1,893,442
Elimination	(230,477)	(190,062)	(159,146)	(2,216,125)

Consolidated	¥1,196,418	¥1,089,804	¥1,035,891	$11,504,019

Segment profit (loss):
Japan	¥41,175	¥25,748	¥130	$395,913
Americas	7,492	(1,913)	(10,562)	72,038
Europe	5,175	2,793	3,077	49,760
Others	14,667	8,971	(354)	141,030
Corporate and elimination	(2,583)	(2,421)	(5,512)	(24,837)

Consolidated	¥65,926	¥33,178	¥(13,221)	$633,904

Identifiable assets:
Japan	¥996,641	¥930,650	¥948,294	$9,583,087
Americas	300,400	314,605	354,438	2,888,462
Europe	99,100	89,744	82,102	952,885
Others	134,906	122,253	106,626	1,297,172
Corporate assets and elimination	(182,402)	(150,898)	(151,178)	(1,753,866)

Consolidated	¥1,348,645	¥1,306,354	¥1,340,282	$12,967,740

Overseas sales:
Americas	¥277,302	¥251,371	¥262,341	$2,666,365
Europe	151,619	145,455	128,029	1,457,875
Others	283,748	234,978	167,334	2,728,346

Total	¥712,669	¥631,804	¥557,704	$6,852,586

Transfers between segments are made at estimated arm’s-length prices. Segment profit (loss) represents net sales less cost of sales and selling, general and administrative expenses. Identifiable assets are those assets used in the operations of each segment. Unallocated corporate assets consist primarily of cash and cash equivalents and investment securities maintained for general corporate purposes.

72

22. Supplementary Information to Statements of Income

The following information shows research and development expenses, advertising costs, and exchange losses for the years ended March 31, 2004, 2003 and 2002. Research and development expenses, and advertising costs are charged to expense as incurred.

	Millions of yen			Thousands of U.S. dollars
	2004	2003	2002	2004
Research and development expenses	¥42,602	¥39,027	¥44,083	$409,635
Advertising costs	3,412	3,446	5,119	32,808
Exchange losses	¥3,368	¥1,507	¥1,109	$32,385

73

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders

Komatsu Ltd.:

We have audited the accompanying consolidated balance sheets of Komatsu Ltd. and subsidiaries as of March 31, 2004 and 2003, and the related consolidated statements of income, shareholders’ equity and cash flows for each of the years in the three-year period ended March 31, 2004, expressed in Japanese yen. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Komatsu Ltd. and subsidiaries as of March 31, 2004 and 2003, and the results of their operations and their cash flows for each of the years in the three-year period ended March 31, 2004, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 1 to the consolidated financial statements, the Company and subsidiaries adopted the provisions of Statement of Financial Accounting Standards No. 142, “Goodwill and Other Intangible Assets,” effective as of April 1, 2002 and the provisions of Statement of Financial Accounting Standards No. 133, “Accounting for Derivative Instruments and Hedging-Activities,” effective April 1, 2001.

The accompanying consolidated financial statements as of and for the year ended March 31, 2004 have been translated into United States dollars solely for the convenience of the reader. We have recomputed the translation and, in our opinion, the consolidated financial statements, expressed in yen, have been translated into dollars on the basis set forth in Note 1 to the consolidated financial statements.

Tokyo, Japan

June 4, 2004

74

Directors, Auditors and Officers

(As of June 25, 2004)

Board of Directors

Toshitaka Hagiwara

Chairman of the Board

Masahiro Sakane

President and Chief Executive Officer

Kunio Noji

Director

Senior Executive Officer

President, Construction & Mining Equipment Marketing Division

Supervising e-KOMATSU

Kunihiko Komiyama

Director

Senior Executive Officer

President, Development Division, and

President, Engines & Hydraulics Business Division

Supervising Research & Development and

Quality Assurance Operations

Masahiro Yoneyama

Director

Senior Executive Officer

General Manager

Corporate Planning

Supervising External Corporate Affairs,

Structural Reorganization, Compliance,

Safety & Environment, Electronics and

Human Resources

Yasuo Suzuki

Director

Senior Executive Officer

President, Industrial Machinery Division

Kazuhiro Aoyagi

Director

President, Komatsu Zenoah Co.

Satoru Anzaki

Director

Counselor

Toshio Morikawa

Director

Advisor, Sumitomo Mitsui Banking Corporation

Hajime Sasaki

Director

Chairman of the Board, NEC Corporation

Statutory Auditors

Makoto Nakamura

Standing Auditor

Masafumi Kanemoto

Standing Auditor

Masahiro Yoshiike

Auditor

Chairman, T&D Holdings, Inc.

Takaharu Dohi

Auditor

Executive Officers

Susumu Isoda

Senior Executive Officer

President, Production Division

Shigeki Fujimori

Senior Executive Officer

President, Defense Systems Division

Munenori Nakao

Senior Executive Officer

Supervising CSR, General Affairs,

Corporate Communications and Investor Relations

Kenji Kinoshita

Senior Executive Officer

Chief Financial Officer

Supervising Audit

Hiroshi Suzuki

Executive Officer

Vice President, Construction & Mining Equipment Marketing Division,

General Manager, Tunnel Machinery Division

Supervising Underground Machinery Business

Mamoru Hironaka

Executive Officer

Vice President, Construction & Mining Equipment Marketing Division

General Manager, Customer Support

Masao Fuchigami

Executive Officer

President, Research Division

Masayuki Sato

Executive Officer

Vice President and Oyama Plant Manager,

Engines & Hydraulics Business Division

Taizo Kayata

Executive Officer

President, Overseas Marketing,

Construction & Mining Equipment Marketing Division

Masaji Kitamura

Executive Officer

General Manager, Strategic Planning,

Construction & Mining Equipment Marketing Division

Nobutsugu Ohira

Executive Officer

Osaka Plant Manager, Production Division

Nobukazu Kotake

Executive Officer

Vice President, Development Division

Tetsuya Nakayama

Executive Officer

Vice President, Development Division

General Manager

Construction Equipment Electronics

Yasuki Sato

Executive Officer

Mooka Plant Manager,

Production Division

Susumu Yamanaka

Executive Officer

President, Japanese Marketing,

Construction & Mining Equipment Marketing Division

Masakatsu Hioki

Executive Officer

General Manager, Human Resources

Koji Yamada

Executive Officer

Awazu Plant Manager, Production Division

75

Komatsu Group Investment Holdings

(As of March 31, 2004)

Company	Subscribed capital in millions	Participation (%)
Komatsu Ltd.	¥67,870		—
Consolidated Subsidiaries
Komatsu Hokkaido Ltd.	¥487		100.0
Komatsu Aomori Ltd.	¥30		98.1
Komatsu Niigata Ltd.	¥80		70.0
Komatsu Tokyo Ltd.	¥837		100.0
Komatsu Tokai Ltd.	¥50		100.0
Komatsu Gifu Ltd.	¥300		100.0
Komatsu Kinki Ltd.	¥1,700		100.0
Oyodo Komatsu Ltd.	¥90	(58.2)	58.2
Komatsu Hyogo Ltd.	¥613		90.0
Komatsu Shikoku Ltd.	¥300		100.0
Komatsu Chugoku Ltd.	¥984		100.0
Komatsu Nishi Nihon Ltd.	¥60		100.0
Komatsu Kagoshima Ltd.	¥641		100.0
Komatsu Okinawa Ltd.	¥50		100.0
NK Lease Ltd.	¥310		100.0
Komatsu Rental Tokyo Ltd.	¥68	(100.0)	100.0
Sun Rental Ltd.	¥75	(100.0)	100.0
Marusan Lease Ltd.	¥200	(100.0)	100.0
Komatsu Rental Chugoku Ltd.	¥60	(100.0)	100.0
Winds Kyushu Ltd.	¥54	(67.6)	100.0
Komatsu Rental Kagoshima Ltd.	¥90	(100.0)	100.0
Rialt Ltd.	¥30		100.0
KBC Machinery Ltd.	¥400		97.5
Komatsu Zenoah Co.	¥5,099		100.0
Komatsu Used Equipment Corp.	¥290	(4.8)	100.0
Komatsu Diesel Co., Ltd.	¥50		100.0
Komatsu Safety Training Center Ltd.	¥10		100.0
Komatsu Castex Ltd.	¥4,979		100.0
Komatsu Forklift Co., Ltd.	¥13,033		65.0
Komatsu House Co., Ltd.	¥1,436	(1.9)	89.3
Komatsu Building Co., Ltd.	¥30		100.0
Komatsu Industries Corporation	¥990		100.0
Komatsu Machinery Corporation	¥600		100.0
Komatsu Artec Ltd.	¥90		100.0
Komatsu General Services Ltd.	¥160		100.0
Komatsu Business Support Ltd.	¥20		100.0
Komatsu Engineering Ltd.	¥140		100.0
Komatsu Logistics Corp.	¥1,080	(0.8)	97.1

Company	Subscribed capital in millions (except for* in thousands)		Participation (%)
Komatsu Electronic Metals Co., Ltd. (KEM)	¥11,636		(0.6)	62.6
Komatsu Trilink Ltd.	¥450			100.0
Komatsu Electronics, Inc.	¥390			100.0
Komatsu America Corp. (KAC)	US$995			100.0
Komatsu Latin-America Corp. (KLC)	US $18		(100.0)	100.0
Modular Mining Systems, Inc. (MMS)	US $16	*	(100.0)	100.0
Hensley Industries, Inc.	US $14		(100.0)	100.0
Komatsu Cummins Chile Ltda.	US $13		(81.8)	81.8
Komatsu do Brasil Ltda. (KDB)	BRL55		(100.0)	100.0
Komatsu Mexicana S.A.de C.V. (KMX)	MXN15		(31.5)	100.0
Komatsu Europe International N.V. (KEISA)	Euro45			100.0
Komatsu Mining Germany GmbH (KMG)	Euro5			100.0
Komatsu UK Ltd. (KUK)	£23		(50.0)	100.0
Komatsu Hanomag GmbH (KOHAG)	Euro19		(49.3)	100.0
Komatsu Deutschland GmbH (KDG)	Euro26	*	(100.0)	100.0
Komatsu Utility Europe S.p.A. (KUE)	Euro6		(90.0)	100.0
Komatsu Forest AB	SKR157			100.0
Komatsu Italia S.p.A.	Euro4		(100.0)	100.0
Komatsu France S.A. (KFSA)	Euro4		(100.0)	100.0
Komatsu Europe Coordination Center N.V. (KECC)	Euro1,250	*	(100.0)	100.0
Komatsu Southern Africa(Pty) Ltd. (KSAf)	ZAR124			80.0
Komatsu Asia & Pacific Pte. Ltd. (KAP)	US$6			100.0
PT Komatsu Indonesia Tbk (KI)	Rp192,780			55.1
Bangkok Komatsu Co., Ltd. (BKC)	BHT620		(15.9)	74.8
Komatsu Shantui Construction Machinery Co., Ltd. (KSC)	US $21		(30.0)	60.0
Komatsu (Changzhou) Construction Machinery Corp. (KCCM)	US $21		(10.0)	85.0
Komatsu (Changzhou) Foundry Corp. (KCF)	US $21		(33.3)	95.0
Komatsu (China) Ltd.	US$34			100.0
Komatsu Australia Holdings Pty. Ltd. (KAH)	A$3			100.0
Komatsu Australia Pty. Ltd. (KAL)	A $21		(40.0)	60.0
Komatsu Zenoah America Inc.	US $3		(100.0)	100.0
Komatsu America Industries LLC (KAIC)	—		(100.0)	100.0
Komatsu Finance America Inc. (KFA)	US$140		(100.0)	100.0
Komatsu Finance (Netherlands) B.V. (KFN)	Euro138	*		100.0
Komatsu Silicon America, Inc.	US$535			100.0
Advanced Silicon Materials LLC (ASiMI)	—		(100.0)	100.0
Komatsu Silicon Europe N.V. (KSE)	Euro250	*	(100.0)	100.0
Formosa Komatsu Silicon Corporation (FKS)	NT$4,268		(50.9)	50.9

76

Company	Subscribed capital in millions (except for* in thousands)	Participation (%)
Affiliated Companies Accounted for by the Equity Method
Komatsu Doutou Ltd.	¥90		50.0
Komatsu Kita Hokkaido Ltd.	¥100		40.0
Komatsu Douou Ltd.	¥50		50.0
Komatsu Akita Ltd.	¥50		37.6
Komatsu Yamagata Ltd.	¥45		33.3
Komatsu Tochigi Ltd.	¥100		40.0
Komatsu Saitama Ltd.	¥635		40.0
Komatsu Ibaraki Co., Ltd.	¥74		25.0
Komatsu Toyama Ltd.	¥74		20.0
Komatsu Ishikawa Ltd.	¥165		20.0
Komatsu Mie Ltd.	¥48		25.0
Komatsu Shiga Ltd.	¥42		20.0
Komatsu Ehime Ltd.	¥60		50.0
Komatsu Kochi Ltd.	¥90		36.9
Komatsu Sanin Ltd.	¥30		25.0
Komatsu Miyazaki Ltd.	¥32		37.5
Sanuki Lease Ltd.	¥660	(1.3)	45.7
Komatsu Cummins Engine Co., Ltd.	¥1,400		50.0
Industrial Power Alliance Ltd.	¥500		50.0
Komatsu Shearing Co., Ltd.	¥120		50.0
Qualica Ltd.	¥1,234		20.0
Gigaphoton, Inc.	¥5,000		50.0
L&T-Komatsu Limited (LTK)	Rp1,200	(50.0)	50.0
Cummins Komatsu Engine Company (CKEC)	—	(50.0)	50.0
Solar Grade Silicon LLC	—	(40.0)	40.0

Notes:	1. In addition to the above list, there are 65 consolidated subsidiaries.

2. Similarly, there are 19 additional affiliated companies accounted for by the equity method.

3.      Participation represents the percentage of voting stock concerning consolidated subsidiaries. The figures contained in parentheses represent the percentage of indirect ownership by other Komatsu Group companies and are included in the overall participation percentage.

4.      Advanced Silicon Materials LLC is a limited liability company in compliance with the regulations of the U.S. state of Delaware. Our cumulative investment in the company totals US$555 million through our subsidiary Komatsu America Corp.

5.      Komatsu America Industries LLC is a limited liability company in compliance with the regulations of the U.S. state of Delaware. Our cumulative investment in the company totals US$23 million through our subsidiary Komatsu America Corp.

6.      Cummins Komatsu Engine Company is a general partnership in compliance with the regulations of the U.S. state of Indiana. Our cumulative investment in the company totals US$2 million through our subsidiary Komatsu America Corp.

7.      Solar Grade Silicon LLC is a limited liability company in compliance with the regulations of the U.S. state of Delaware. Our cumulative investment in the company totals US$6 million through our subsidiary Advanced Silicon Materials LLC.

8. Komatsu Kagawa Ltd. and Tokushima Ltd. were merged and renamed Komatsu Shikoku Ltd. in May 2003.

9. Komatsu Semiconductors Corporation was renamed Komatsu Trilink Ltd. in January 2004.

10. Oyodo Komatsu Ltd. became a consolidated subsidiary from a company accounted for by the equity method in the fiscal year ended March 31, 2004.

11. KBC Machinery Ltd. became a consolidated subsidiary from a company accounted for by the equity method in the fiscal year ended March 31, 2004.

12. The Company acquired Partek Forest AB and renamed it Komatsu Forest AB in December 2003.

13. Komatsu Deutschland GmbH became a consolidated subsidiary in the fiscal year ended March 31, 2004.

14. The Company transferred shares of NK Lease Ltd. to an outsider in April 2004. As a result, NK Lease Ltd. was excluded from consolidated subsidiaries.

15. Komatsu Kagoshima Ltd. was merged with Komatsu Nishi Nihon Ltd. in April 2004.

16. Winds Kyusyu Ltd. was renamed Komatsu Rental Nishi Nihon Ltd. in May 2004.

77

Corporate Information

(As of March 31, 2004)

Head Office	2-3-6 Akasaka, Minato-ku, Tokyo 107-8414, Japan
Corporate Communications Department
Tel: 81-3-5561-2687
Fax: 81-3-3505-9662
E-mail: ir@komatsu.co.jp
Corporate Controlling Department
Tel: 81-3-5561-2604
Fax: 81-3-3586-0374

Date of Establishment	May 13, 1921

Common Stock Outstanding	¥67,870 million (US$653 million)

Shares of Common Stock Issued and Outstanding	998,744,060 shares

Number of Shareholders	80,419

Stock Listings	Tokyo, Osaka, Nagoya, Sapporo, Fukuoka, Luxembourg, Frankfurt

Transfer Agent for Common Stock	UFJ Trust Bank Limited 4-3, Marunouchi 1-chome, Chiyoda-ku, Tokyo 100-0005, Japan

Depositaries	ADRs: Depositary Receipts Services, Citibank, N.A., 111 Wall Street, 20th Floor, New York, NY 10005, U.S.A.

EDRs: Citibank, N.A., P.O. Box 18055, 5 Carmelite Street, London EC4Y 0PA, U.K.

GBCs: Dresdner Bank AG, Jürgen-Ponto-Platz 1, 60301 Frankfurt am Main, Germany

Stock Price Range in Fiscal 2004	High: ¥715 (January 6, 2004); Low: ¥408 (April 23, 2003)

Number of Employees (Consolidated)	31,635

78

2-3-6 Akasaka, Minato-ku

Tokyo 107-8414, Japan

http://www.komatsu.com/

Corporate Communications Department

Tel: 81-3-5561-2687

Fax: 81-3-3505-9662

E-mail: ir@komatsu.co.jp

Corporate Controlling Department

Tel: 81-3-5561-2604

Fax: 81-3-3586-0374